UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**
OR
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
OR
☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934**
For the fiscal year ended June 30, 2015
Commission file number 0-28800

DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)

Off Crownwood Road, Crown Mines, 2092, South Africa
(Address of principal executive offices)
Riaan Davel, Chief Financial Officer, Tel. no. +27 11 470 2600, Email riaan.davel@drdgold.com
Francois Bouwer, Group Financial Accountant, Tel. no. +27 11 470 2600, Email francois.bouwer@drdgold.com
Off Crownwood Road, Crown Mines, 2092, South Africa
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	Name of each exchange on which registered:
Ordinary shares (traded in the form of American Depositary Shares, each American Depositary Share representing ten underlying ordinary shares.)	The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of June 30, 2015 the Registrant had outstanding 430,883,767 ordinary shares, of no par value.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232-405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP ☐ International Financial Reporting Standards as issued by the IASB ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Contact details: Mr. T.J. Gwebu – Company Secretary
Contact details: Mrs. R. Masemene – Executive Officer: Legal
DRDGOLD Limited, Off Crownwood Road, Crown Mines, 2092, South Africa; Telephone: +27 11 470 2600

TABLE OF CONTENTS

TABLE OF CONTENTS

PART II

PART III

Preparation of Financial Information

We are a South African company and currently all of our operations, as measured in production ounces, are located there. Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) for the financial years ended June 30, 2015, 2014 and 2013. All references to "dollars" or "$" herein are to United States Dollars and references to "rand" or "R" are to South African Rands.

Our consolidated financial statements included in this Annual Report are prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted is stated in accordance with IFRS as issued by the IASB.

We present our financial information in rand, which is our presentation currency. Solely for your convenience, this Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R13.8155 per $1.00, which was the noon buying rate in New York City on September 30, 2015.

In this Annual Report we present certain non-IFRS financial measures such as the financial items "cash operating costs per kilogram", "all-in sustaining costs per kilogram" and "all-in costs per kilogram" which have been determined using industry guidelines promulgated by the World Gold Council and "capital expenditure", which we use to determine costs associated with producing gold, cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) for the year or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See Glossary of Terms and Explanations and Item 5A. Operating Results - Cash operating costs, all-in sustaining costs and all-in costs per kilogram- Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram and capital expenditure. In this Annual Report we also present net operating costs that is a non-IFRS measure. For a reconciliation of this measure see page 48.

DRDGOLD Limited

When used in this Annual Report, the term the "Company" refers to DRDGOLD Limited and the terms "we," "our," "us" or "the Group" refer to the Company and its subsidiaries, associates and joint ventures, as appropriate in the context.

Special Note Regarding Forward-Looking Statements

This Annual Report contains certain "forward-looking" statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, regarding future events or other future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Some of these forward-looking statements include phrases such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "should," or "will continue," or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions, including statements in connection with, or relating to, among other things:
- estimated future throughput capacity and production;
- expected trends in our gold production as well as the demand for and the price of gold;
- our anticipated commitments;
- our ability to fund our operations in the next 12 months; and
- estimated production costs, cash operating costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce.

Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:
- adverse changes or uncertainties in general economic conditions in South Africa;
- regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
- changes in our competitive position;
- changes in business strategy;
- changes in our gold production as well as the demand for and the price of gold;
- any major disruption in production at our key facilities;
- adverse changes in foreign exchange rates; or

- various other factors, including those set forth in Item 3D. Risk Factors.

For a discussion of such risks, see Item 3D. Risk Factors. The risk factors described in Item 3D. could affect our future results, causing these results to differ materially from these expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Imperial units of measure and metric equivalents

The table below sets forth units stated in this Annual Report, which are measured in Imperial and Metric.

Metric	Imperial	Imperial	Metric
1 metric tonne	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometers
1 meter	3.28084 feet	1 foot	0.3048 meters
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimeters
1 gram/tonne	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tonnes
0 degree Celsius	32 degrees Fahrenheit	0 degrees Fahrenheit	- 18 degrees Celsius

Glossary of Terms and Explanations

The table below sets forth a glossary of terms used in this Annual Report:

All-in sustaining costs per kilogram	All-in sustaining costs is a measure on which guidance is provided by the World Gold Council and include cash operating costs of production plus, on-site general and administrative costs, royalties and production taxes, sustaining capital, sustaining exploration, the accretion of rehabilitation costs, but excludes depreciation, retrenchment costs, finance costs, depletion and amortization, reclamation and closure costs. All-in sustaining costs per kilogram are calculated by dividing total all-in sustaining costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
All-in costs per kilogram	All-in costs is a measure on which guidance is provided by the World Gold Council and include total operating costs, plus all-in sustaining costs, non-sustaining capital costs relating to projects, retrenchment costs, capital recoupment relating to non-sustaining capital, ongoing rehabilitation expenditure, and non-operating costs, but exclude taxation, minority interest, finance costs, profit or loss from associates and the cumulative effect of accounting adjustments. All-in costs per kilogram are calculated by dividing total all-in costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Assaying	The chemical testing process of rock samples to determine mineral content.
$/oz	US dollar per ounce.
Care and maintenance	Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash operating costs per kilogram	Cash operating costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Conglomerate	A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-off grade	The minimum in-situ grade of ore blocks for which the cash operating costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Deposition	Deposition is the geological process by which material is added to a landform or land mass. Fluids such as wind and water, as well as sediment flowing via gravity, transport previously eroded sediment, which, at the loss of enough kinetic energy in the fluid, is deposited, building up layers of sediment. Deposition occurs when the forces responsible for sediment transportation are no longer

	sufficient to overcome the forces of particle weight and friction, creating a resistance to motion.
Dilution....................................	Broken rock entering the ore flow at zero or minimal grade and therefore diluting the gold content per ton.
Doré	Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per tonne of ore.
g/t	Grams per tonne.
Horizon....................................	A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Life of mine	Projected life of a mining operation based on the Proven and Probable Ore Reserves.
Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor	The gold content recovered expressed as a percentage of the gold content called.
Mt	Million tons.
Opening up	The potential that previously abandoned shafts and mining or developed areas, have to be reopened and mined.
Ore	A mixture of valuable and worthless materials from which the extraction of at least one mineral is technically and economically viable.
Ore Reserves	Attributable total ore reserves of subsidiaries.
Pay-limit	The minimum in-situ grade of ore blocks or sites for which cash operating costs, including all overhead costs, are equal to a projected gold price per ounce.
Proven Ore Reserves...............	Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.
Probable Ore Reserves............	Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.
oz/t	Ounces per ton.
Reef...	A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state.
Reserves..................................	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary.............................	The deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft..	An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste. A shaft generally has more than one compartment.
Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sloughing	The localized failure of part of the slimes dam wall caused by a buildup of water within the dam.
t'000..	Tonnes in thousands.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam............................	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tonne	Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Tpm	Tonne per month.
Waste rock...............................	Non-auriferous rock.
Yield	The amount of recovered gold from production generally expressed in ounces or grams per ton or tonne of ore.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

The following selected consolidated financial data as at June 30, 2015 and 2014 and for the years ended June 30, 2015, 2014 and 2013 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by KPMG Inc. The selected consolidated financial data as at June 30, 2013, 2012 and 2011, and for the years ended June 30, 2012 and 2011 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS as issued by the IASB and restated for new accounting policies adopted. The selected consolidated financial data set forth below should be read in conjunction with Item 5. Operating and Financial Review and Prospects and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data
(in thousands, except share, per share and ounce data)

	2015[1]	2015	Year ended June 30, 2014	2013	2012	2011
	$'000	R'000	R'000	R'000	R'000	R'000
Profit or loss Data						
Revenue	152,387	2,105,298	1,809,434	2,076,496	3,004,264	2,565,319
Results from operating activities	6,689	94,901	(12,547)	184,704	367,712	(413,971)
Results from operating activities from continuing operations	6,689	94,901	(12,547)	184,704	240,151	112,634
Profit/(loss) for the year attributable to equity owners of the parent	4,908	67,807	(45,808)	49,420	294,313	(287,915)
Profit/(loss) for the year attributable to equity owners of the parent from continuing operations	4,908	67,807	(45,808)	49,420	202,939	67,070
Per Share Data						
Basic earnings/(loss) per share (cents)	1	17	(12)	13	77	(75)
Basic earnings(loss) per share - continuing operations (cents)	1	17	(12)	13	53	17
Diluted earnings/(loss) per share (cents)	1	17	(12)	13	77	(75)
Diluted earnings/(loss) per share - continuing operations (cents)	1	17	(12)	13	53	17
Dividends proposed per share (ZAR cents)		10	2	28.0	10.0	7.5
Dividends proposed per ADS (USD cents)		6.5	1.6	28.2	12.1	9.5
Exchange rate (USD1:ZAR)[1]		13.82	10.42	8.92	7.77	6.95
Number of shares issued as at June 30	430,883,767	430,883,767	385,383,767	385,383,767	385,383,767	384,884,379
Statement of financial position data						
Total assets	181,176	2,503,038	2,440,746	2,669,000	2,489,006	2,288,661
Equity (Net assets)	110,740	1,529,925	1,481,211	1,643,672	1,631,763	1,219,166
Ordinary share capital	302,625[2]	4,180,919[2]	4,088,474[2]	4,089,287[2]	4,089,117[2]	4,132,604

	Month					
	2015	2015	2015	2015	2015	2015
	September	August	July	June	May	April
Exchange Rate Data						
High (USD1:ZAR)	14.16	13.66	12.77	12.64	12.21	12.30
Low (USD1:ZAR)	13.88	12.59	12.14	12.05	11.72	11.69

---

[1] Translations into Dollars in this table are for convenience only and are computed at the noon buying rate in New York City at September 30, 2015 of R 13.8155 per $1.00, or the annual average as noted. You should not view such translations as a representation that such amounts represent actual Dollar amounts. All other translations in this document are based on exchanges rates quoted by local financial service providers.

[2] Ordinary share capital is stated after the deduction of R44.2 million (2014: R44.2 million and 2013: R44.4 million) share capital relating to treasury shares held within the Group.

3B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D. RISK FACTORS

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and operating results.

Some of the most relevant risks are summarized below and have been organized into the following categories:

- Risks related to our business and operations;
- Risks related to the gold mining industry;
- Risks related to doing business in South Africa; and
- Risks related to ownership in our ordinary shares or American Depositary Shares (ADSs).

Risks related to our business and operations

Changes in the market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.

As the majority of our production costs are in rands, while gold is generally sold in dollars, our results of operation and financial condition have been and could be in the future materially harmed by an appreciation in the value of the rand. Due to the marginal nature of our operations any sustained decline in the market price of gold would adversely affect us, and any decline in the price of gold below the cost of production could result in the closure of some or all of our operations which would result in a decline in profits and significant costs and expenditure, for example, incurring retrenchment costs earlier than expected. Accordingly, any sustained decline in the price of gold would negatively and adversely affect our business, operating results and financial condition.

We do not enter into forward contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements of the rand. We sell our gold and trade our foreign currency at the spot price in the market on the date of trade. If the dollar gold price should fall and/or the rand should strengthen against the dollar, this would adversely affect us and we may experience losses, and if these changes result in revenue below our cost of production and remain at such levels for any sustained period, we may be forced to curtail or suspend some or all of our operations. We might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

Exchange rates are influenced by global economic trends. In fiscal 2015, 2014 and 2013 the rand weakened against the dollar by 14%, 8% and 20% respectively (based on exchange rates at June 30 of each year). Since December 2001, when the exchange rate reached R13.44 = $1.00, the rand has appreciated by 9% against the dollar to R12.16= $1.00 at June 30, 2015 (based on closing rates). At September 30, 2015 the rand traded at R 13.84 = $1.00 (based on closing rates), a 14% weakening relative to the Dollar from June 30, 2015.

A decrease in the dollar gold price and a strengthening of the rand against the dollar would result in a decrease in our profitability. In fiscal 2015, 2014 and 2013 all of our production was from South Africa which was exposed to the strengthening of the rand and a decrease in profitability. If the rand were to appreciate against the dollar for a continued time, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.

Inflation may have a material adverse effect on our results of operations.

South Africa has experienced high rates of inflation in the past. Higher inflation in South Africa would result in an increase in our future operational costs in rand, unless such inflation is accompanied by a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition, and could result in operations being discontinued or reduced or rationalized.

We have incurred losses in the past and may incur losses in the future.

We achieved a profit of R68.2 million for fiscal 2015. We incurred a loss of R54.7 million for fiscal 2014 and achieved a profit of R97.7 million for fiscal 2013.

The profit in fiscal 2015 was largely due to a 4% increase in the average rand gold price received which rose to R451,297 per kilogram and an 13% increase in gold produced. It also includes a fair value adjustment on available-for-sale investments reclassified to profit or loss of R19.9 million and a profit on disposal of equity accounted investment of R5.9 million.

The loss in fiscal 2014 was largely due to a 6% drop in the average rand gold price received which declined to R432,775 per kilogram and a decline of 9 % in gold produced from continuing operations. It also includes an impairment of R56.6 million relating to R12.4 million against property, plant and equipment and R46.9 million against available-for-sale financial assets which was offset by a reversal of an impairment of R2.7 million on equity accounted investments.

The profit in fiscal 2013 was largely due to a 9% increase in the average rand gold price received which rose to R458,084 per kilogram and an 8% increase in gold produced from continuing operations, which was partly offset by an impairment of R187.9 million comprising to R61.0 million against property, plant and equipment, R101.3 million against available-for-sale financial assets and R25.6 million against investments. It also included a share of losses of equity accounted investment of R50.1 million relating to impairments of exploration assets recognized at Chizim Gold level.

Our profits and cash flows of our operations are directly exposed to the gold price, strength of the rand and higher input costs as we do not hedge.

We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

Management's estimates on future cash flows are subject to risks and uncertainties, such as the gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from alternative financing and we cannot guarantee that any such financing would be permitted under the terms of our existing financing arrangements, or would be available on acceptable terms, or at all. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or meet our working capital requirements may be adversely affected.

A failure to acquire new Ore Reserves could negatively affect our future cash flow, results of operations and financial condition.

New or ongoing exploration programs may not result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to acquire new Ore Reserves in sufficient quantities to maintain or grow the current level of our reserves will negatively affect our future cash flow, results of operations and financial condition. In addition, if we are unable to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, this will have a material influence on the future viability of our operations.

Our attributable Ore Reserves (imperial) have increased by 22% from 1.5 million ounces at June 30, 2014, to 1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in EMO and, to a lesser extent, the decrease in the cut-off grade. These increases were offset by a decrease due to ongoing mining activities. Our attributable Ore Reserves for fiscal 2014 decreased by 10.0% due to ongoing mining activities, in 2013 it decreased by 8%, also in main due to depletion from mining activities.

Any interruption in production of gold at our single operating segment will have an adverse effect on the company.

We currently have only one operating segment, namely Ergo. The various processing plants, pump stations and the deposition site of this business are linked through pipeline infrastructure. The Ergo plant is now our major processing plant and we have one deposition site.

The Ergo plant, pipeline infrastructure relating to the Ergo plant and the Brakpan Tailings Storage Facility ("Brakpan TSF") are exposed to numerous risks, including operational down time due to planned or unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production as a result of decreases in extraction efficiencies due to imbalances in the metallurgical process as well as inconsistent volume throughput.

Each of these could have a material adverse effect on our business, operating results and financial condition.

Increased production costs could have an adverse effect on our results of operations.

Our historical production costs have increased significantly and we may not be able to accurately predict and contain further increases in our production costs. Production costs are affected by, among other things:

- labor stability, lack of productivity and increases in labor costs;
- increases in electricity and water prices;
- increases in crude oil and steel prices;
- unforeseen changes in ore grades and recoveries;
- unexpected changes in the quality or quantity of reserves;
- technical production issues;
- environmental and industrial accidents;
- gold theft;
- environmental factors; and
- pollution.

The majority of our production costs consist of reagents, labor, steel, electricity, water, fuels, lubricants and other oil and petroleum based products. The production costs incurred at our operations have in the past, and could in the future, increase at rates in excess of our annual expected inflation rate and result in the restructuring of these operations at substantial cost. The majority of our South African labor force is unionized and their wage increase demands are usually above the then prevailing rates of inflation. Ergo and ERPM signed a two year wage settlement agreement with effect from July 1, 2013, with the National Union of Mineworkers of South Africa, or NUMSA and United Association of South Africa, or UASA, on October 9, 2013, which provides for average annual compensation increases in year one of 8% to 10% and in year two 7.5% to 8%, in each case depending on job category. On September 4, 2014, Ergo and ERPM extended the two year wage settlement agreement with effect from July 1, 2015 to June 30, 2016, with NUMSA and UASA, which provides for average annual compensation increases in year one of 8% to 10%, depending on job category.

In addition, in the past, we have been impacted by large price increases imposed by our South African steel suppliers and parastatal entities which supply us with electricity and water. Increases in steel, electricity or water prices combined with the increases in labor costs, could result in our costs of production increasing above the price received for gold sold. A wage strike by NUMSA during July 2014 caused a delay in the delivery of certain steel products to our operations.

The emergence of a new labor union, the Association of Mineworkers and Construction Union, or AMCU and labor unrest driven by them in South Africa during 2013 and 2014 in the gold and platinum industry have resulted in extended strikes. In certain instances wage settlements that were reached with other representative labor unions were challenged by AMCU and increased uncertainty in the labor market resulted. As at September 30, 2015 AMCU had no representation at any of our operations nor have there been demands for recognition. We cannot guarantee that no such demands will be made in the future.

The costs of fuels, lubricants and other oil and petroleum based products have decreased in fiscal 2015 as a result of the increased mining of slimes being less diesel intensive than the mining of sand as well as the decrease in the cost of crude oil in global markets, offset by the weakening of the rand against the dollar. In the event that crude oil prices increase, this could have an adverse impact on our production costs.

Our initiatives to reduce costs, such as reducing our labor force, a reduction of the corporate overhead, negotiating lower price increases for consumables and cost controls may not be successful or sufficient to offset the increases affecting our operations and could adversely affect our business, operating results and financial condition.

Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.

Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities impact the environment, including land, habitat, streams and environment near the mining sites. Failure to comply with environmental laws or delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs of compliance, resulting in a material adverse effect on our profitability.

We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate group Rehabilitation, Reclamation and Closure cost provision at R510.9 million which is included in our statement of financial position as at June 30, 2015 (Consisting of provision for environmental rehabilitation: R493.3 million and liabilities held-for-sale: R17.6 million). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We fund these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.

Flooding at our discontinued underground operations may cause us to incur liabilities for environmental damage.

If the rate of rise of water is not controlled, water from our abandoned underground mining areas could potentially rise and come into contact with naturally occurring underground water or decant into surrounding underground mining areas and could ultimately also rise to surface. Progressive flooding of these abandoned underground mining areas and surrounding underground mining areas could eventually cause the discharge of polluted water to the surface and to local water sources.

Should underground water levels not reach a natural subterranean equilibrium, and in the event that underground water rises to the surface, we may face, together with all other mining companies in those areas, claims relating to environmental damage as a result of pollution of ground water, streams and wetlands. These claims may have a material adverse effect on our business, operating results and financial condition.

Damage to tailings dams and excessive maintenance and rehabilitation costs could result in lower production and health, safety and environmental liabilities.

Our tailings facilities are exposed to numerous risks and events, the occurrence of which may result in the failure or breach of such a facility. These may include sabotage, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall, any of which could force us to stop or limit operations. In addition, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized. In the event of damage to our tailings facilities, our operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.

Due to the nature of our business, our operations face extensive health and safety risks.

The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury, to employees. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. These incidents could lead to mine operations being halted and that will increase our unit production costs, due to loss of production which could have a material adverse effect on our business, operating results and financial condition.

Events may occur for which we are not insured which could affect our cash flows and profitability.

Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have a total of R5.6 billion as the insured value for property and loss of profits due to business interruption with a total loss limit of R500 million for the 2016 financial year. Business interruption is only covered from the time the loss actually occurs and is subject to time and amount deductibles that vary between categories.

Insurance coverage may not cover the extent of claims brought against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims, which exceed our insurance coverage, this could have a material adverse effect on our business, operating results and financial condition.

If we are unable to attract and retain key personnel our business may be harmed.

The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including the positions of Chief Executive Officer and Chief Financial Officer. In addition, we compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to operate the business. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain "key man" life insurance policies on any members of our executive team. The loss of any of our key personnel could delay the execution of our business plans, which may result in decreased production, increased costs and decreased profitability.

Our flotation and fine-grind (FFG) project faces the operational risk of a start-up project.

Our flotation and fine-grind project is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit. This project was commissioned during the second and third quarters of fiscal 2014 and came into operation in the third quarter of fiscal 2014.

Production was temporarily suspended on April 2, 2014 due to unsatisfactory gold recoveries and low carbon absorption efficiencies. The established Low Grade Section was brought back to steady state and gold production stabilized during the last quarter of fiscal 2014. The main causes for the unsatisfactory recoveries included carbon management in the Low Grade Section, thickener availability and management of the water balance. Apart from rectifying the main causes, the operational team also implemented a twin streaming process by isolating the Crown and City material from the main Elsburg material. By implementing this change the gold content in the individual feed supply streams can be measured before the product goes into the leach tanks. By comparing these assays with the final recoveries, management will be able to identify and correct, much earlier, any possible negative impacts whilst it will also improve the allocation of gold from different sources. A number of smaller engineering upgrades were also made during this "time-out" period.

In late August 2014 the FFG was restarted to treat one third of the Ergo plant throughput. We started up the second and third sets of float cells in January 2015 and these became fully operational in February 2015, treating the remainder of the Ergo plant throughput through the FFG from this date.

The flotation and fine-grind project remains exposed to numerous risks associated with similar start-up projects, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.

Conditions precedent for completion of the Blyvoor sale were not fulfilled before the due date.

In 2012, we entered into an agreement to sell our interest in Blyvoor, an underground mining operation. The sale agreement entered into in connection with the disposal of Blyvoor consists of two parts, being Part A and Part B. Part A was completed on July 1, 2012. See Item 10C. Material Contracts for a discussion on the details of this agreement.

While the fulfilment of the conditions precedent of Part B of the disposal is in dispute between the parties, the parties entered into a settlement agreement pursuant to which the parties to the settlement agreement agreed to terminate the procedures relating to the dispute, not to pursue arbitration and to settle the escrow shares and dividends equally between the parties. DRDGOLD fully reserves all rights as against third parties – including any such regulatory authorities – regarding the terms of the settlement and the right to rely upon our stated position regarding the fulfillment of Part B.

Blyvoor was placed under provisional liquidation by the VMR controlled Blyvoor board in August 2013 and has since been under the control of the provisional liquidators that were appointed by the High Court of South Africa.

Risks related to the gold mining industry

A change in the price of gold, which in the past has fluctuated widely, is beyond our control.

Historically, the gold price has fluctuated widely and is affected by numerous industry factors over which we have no control including:

- the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;
- the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewelry;
- speculative trading activities in gold;
- the overall level of forward sales by other gold producers;
- the overall level and cost of production of other gold producers;
- international or regional political and economic events or trends;
- the strength of the dollar (the currency in which gold prices generally are quoted) and of other currencies;
- financial market expectations regarding the rate of inflation;
- interest rates;
- gold hedging and de-hedging by gold producers; and
- actual or expected gold sales by central banks and the International Monetary Fund.

During fiscal 2015 the gold price came off a high of U$1,338 per ounce to a low of U$1,141. Our profitability may be negatively impacted by a decline in the gold price and we incur losses when revenue from gold sales drops below the cost of production for an extended period.

Current economic conditions may adversely affect the profitability of the Group's operations.

The future outlook for the global economy remains uncertain. Growth generally is still low and the demand for resources is down from previous highs. The uncertainty in the outlook of resources generally and of gold in particular resulted in tightened credit markets, reduced liquidity and extreme volatility in fixed income, credit, currency and equity markets. These conditions may adversely affect the Group's business. For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of our key suppliers may become insolvent and lead to a supply chain breakdown. In addition, general economic indicators have still not shown signs of sustained recovery - consumer sentiment remains bearish, unemployment remains high, economic growth is marginal and corporate earnings are uncertain and volatile.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies in order to quantify the extent of the gold reserve. Many gold exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether or not the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology.

Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Our business focuses mainly on the extraction of gold from tailings, which is a volume driven exercise. Only significant deposits within close proximity of services and infrastructure that contain adequate gold content to justify the significant capital investment associated with plant, reclamation and deposition infrastructure are suitable for exploitation in terms of our model. There is a limited supply of these deposits which may inhibit growth prospect, especially in a declining gold price environment.

As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our operations.. The costs incurred on exploration activities that do not identify commercially exploitable reserves of gold are not likely to be recovered and therefore likely to be impaired.

There is uncertainty with our Ore Reserve estimates.

Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may not reflect actual reserves or future production.

Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs, and in particular our labor, water, steel and electricity costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves, particularly those containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the ability to reclaim our Ore Reserves, at the required rate, such as an interruption or reduction in the supply of electricity or a shortage of water may have the effect that we are unable to achieve critical mass, which may render the Ore Reserve, or parts of the Ore Reserve no longer feasible, which could negatively affect production rate and costs and decrease our profitability during any given period. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact upon the total value of our mining asset base and our business, operating results and financial condition.

Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.

The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of or personal injury to employees, the loss of mining and reclamation equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include:

- environmental hazards and pollution, including dust generation, toxic chemicals, discharge of metals, pollutants, radioactive materials and other hazardous material into the air and water;
- flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution and waterway contamination;
- a decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes;
- unexpected decline of ore grade;
- metallurgical conditions and gold recovery;
- failure of unproven or evolving technologies;
- mechanical failure or breakdowns and ageing infrastructure;
- energy and electrical power supply interruptions;
- availability of water;
- injuries to employees or fatalities resulting from falls from heights and accidents relating to mobile machinery or electrocution;
- activities of illegal or artisanal miners;
- material and equipment availability;
- legal and regulatory restrictions and changes to such restrictions;
- social or community disputes or interventions;
- accidents caused from the collapse of tailings dams;
- pipeline failures and spillages;
- safety-related stoppages; and
- corruption, fraud and theft including gold bullion theft.

The occurrence of any of these hazards could delay production, increase production costs and may result in significant legal claims.

Risks related to doing business in South Africa

Political or economic instability in South Africa may reduce our production and profitability.

We are incorporated in South Africa and all of our operations are currently in South Africa. As a result political and economic risks relating to South Africa could have a significant effect on our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems may impede fixed inward investment into South Africa and cause emigration of skilled workers. As a result, we may have difficulties retaining qualified employees.

Inflation can adversely affect us.

The inflation rate in South Africa is relatively high compared to developed, industrialized countries. As of June 2015, the annual Consumer Price Inflation Index, or CPI, stood at 4.6% compared to 6.6% in June 2014 and 5.5% in June 2013. Annual CPI slowed to 5.1% as at September 30, 2015. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the price of gold, could result in an increase in our costs which could reduce our profitability.

Power stoppages or increases in the cost of power could negatively affect our results and financial condition.

Our mining operations are dependent on electrical power supplied by Eskom, South Africa's state owned utility company. As a result of insufficient generating capacity, owing to poor maintenance and lagging capital infrastructure investment, South Africa has faced significant disruptions in electricity supply in the past and Eskom has warned that the country could continue to face disruptions in electrical power supply in the foreseeable future. Whilst Eskom did manage to contain the number and severity of power supply stoppages to the extent of not having a material impact on our production, the country's current reserve capacity remains insufficient and the risk of electricity stoppages is expected to continue for the foreseeable future. Supply interruptions may pose a significant risk to the operations.

The group has installed auxiliary emergency units at its plant to prevent the tripping of thickeners and entered into a five year lease agreement for the supply of temporary power generation equipment and services during fiscal 2014 to drive certain key installations associated with the disposal of tailings.

The group has also concluded a load-curtailment agreement with Eskom in terms of which we reduce power consumption by between 10% and 20% when the grid is under pressure, but Eskom maintains uninterrupted power supply to the operations. This has enabled us to maintain continuous operations and very little reduction in volume since its inception.

There is, however, no assurance that the measures will be sufficient to completely mitigate the risk of power stoppages.

Electricity tariffs increased as follows: from April 1, 2013 an average tariff increase of 8.0%, from April 1, 2014 an average tariff increase of 10.79%, and from April 1, 2015 an average tariff increase of 12.69%. These increases have had an adverse effect on our production costs and such future increases could have a material adverse effect on our operating results and financial condition.

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.

The primary area of focus in respect of occupational health within our operations is noise induced hearing loss, and occupational lung diseases (OLD) and tuberculosis (TB). We provide occupational health services to our employees, we provide training and protective gear and continue to improve preventive occupational hygiene initiatives. The costs associated with providing such occupational health services could increase significantly.

In January 2013, DRDGOLD, ERPM ("the Companies") and 23 other mining companies ("the Respondents") were served with a court application for a class action issued in the South Gauteng High Court by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Companies and the Respondents conducted underground mining operations in a negligent manner such that the former mineworkers contracted silicosis. The applicants have not yet quantified the amounts which they are seeking the Respondents to pay as damages.

The Companies are currently gathering information in preparation for the matter. An answering affidavit opposing the application for the certification of a class action was filed with the High Court on 24 June 2014. The hearing in respect of the certification of a class action commenced on October 12, 2015 and is scheduled to conclude on October 23, 2015. Judgement is expected in February 2016.

Taking into account that the silicosis claim is still at certification stage and should anyone bring similar claims against the Companies in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Companies and that it was contracted due to negligence on the Companies' part. The link between the alleged cause - negligence by the Companies (while in its employ), and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to the costs the Companies would incur in the future and due to the uncertainty of the outcome of these claims no reliable estimation can be made for the possible liability.

We will assess all such claims, if and when filed, on their merits. Liability associated with such claims and expenses of dealing with them could have a material adverse effect on our business, operating results and financial condition.

Increased theft at our sites, particularly of copper, may result in greater risks to employees or interruptions in production.

Crime statistics in South Africa indicate an increase in theft. This together with price increases for copper has resulted in increased theft of copper cable. Our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees' lives in an area where theft occurs we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft and theft of bolts used for the pipeline.

Possible scarcity of water may negatively affect our operations.

National studies conducted by the Water Research Commission, released during September 2009, found that water resources were 4% lower than estimated in 1995 which may lead to the revision of water usage strategies by several sectors in the South African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to adjust production at these operations.

DRDGOLD invested R 22 million in the construction of a filtration plant at the Rondebult Waste Water Works (operated by the East Rand Water Care Company) to treat sewage water to reduce the use of potable water. The plant was commissioned in early fiscal 2016 and provides Ergo with 10 ML a day from the Rondebult sewage treatment facility. This water is used both to reclaim and carry production materials and also, ultimately, to irrigate rehabilitation vegetation at a significantly lower cost than that of potable water.

In addition, as part of the Heads of agreement signed between EMO, Ergo, ERPM and Trans-Caledon Tunnel Authority (TCTA) in December 2012, Ergo also secured the right to purchase up to 30ML of partially treated AMD from TCTA at cost, in order to reduce Ergo's reliance on potable water for mining and processing purposes. However, due to the high sulphate levels contained in the treated water, Ergo will limit the use of this water to 10ML per day.

There is no assurance that these measures will be sufficient to alleviate all the water scarcity issues.

Government Regulation

Government policies in South Africa may adversely impact our operations and profits.

The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government's administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. The formulation or implementation of government policies may be discretionary and unpredictable on certain issues, including changes in conditions for the issuance of licenses insofar as social and labor plans are concerned, transformation of the workplace, laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine, additional taxes on the mining industry and in extreme cases, nationalization. A change in regulatory or government policies could adversely affect our business.

New order rights obtained under the Mineral and Petroleum Resources Development Act, 2002 may not be equivalent to our old mining rights.

On May 1, 2004, the new Minerals and Petroleum Resources Development Act, or the MPRD Act, came into effect, which places all mineral and petroleum resources under the custodianship of the state. Private title and ownership in minerals, or the "old order rights," are to be converted to "new order rights," essentially the right to mine.

New order rights obtained under the MPRD Act, are not equivalent to our existing property rights. The area covered by the new order rights may be reduced by the Department of Mineral Resources, or DMR, if it finds that the prospecting or mining work program submitted by an applicant does not substantiate the need to retain the area covered by the old order rights. The duration of the new order rights will no longer be perpetual but rather, in the case of new order mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years.

The new order rights will only be transferable subject to the approval of the Minister of Mineral Resources. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter. The new rights can be suspended or cancelled by the Minister of Mineral Resources in the event of a breach or, in the case of mining rights, non-optimal mining in accordance with the mining work program. The MPRD Act states that the conversions must be granted by the minister if all requirements are completed but it does not stipulate any time frame. The MPRD Act also provides for holders of old order rights to continue to operate under the terms and conditions of such rights until conversions under the MPRD Act have been completed. See Item 4B. Business Overview.

As at September 30, 2015, all of our old order mining rights have been converted into new order rights under the terms of the MPRD Act. The implementation of the MPRD Act has resulted in significant adjustments to our property ownership structure. To the extent that the exclusive rights to minerals enjoyed under the previous statutory regime are diminished, this will result in significant adjustments to our property ownership structure, which in turn could have a material adverse effect on the underlying value of our operations.

Mining royalties and other tax reform could have an adverse effect on the business, operating results and financial condition of our operations.

The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008. The Mineral and Petroleum Resources Royalty Act (Administration), No.29 of 2008, published on November 26, 2008, became effective from March 1, 2010. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the taxed entity. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the MPRD Act fall outside the ambit of this royalty and consequently the Company does not pay any royalty on any dumps created prior to the MPRD Act. Introduction of further revenue based royalties or any adverse future tax reforms would have an adverse effect on the business, operating results and financial condition of our operations.

Ring-fencing of unredeemed capital expenditure for South African mining tax purposes could have an adverse effect on the business, operating results and financial condition of our operations.

The Income Tax Act No 58 of 1962, or the ITA, contains certain ring-fencing provisions in section 36 specifically relating to different mines regarding the deduction of certain capital expenditure and the carry over thereof to subsequent years. After the restructuring of the surface operations, effective July 1, 2012, Ergo is treated as one taxpaying operation pursuant to the relevant ring-fencing legislation. In the event that we are unsuccessful in confirming our position or should the South African Receiver of Revenue have a different interpretation of section 36 of the ITA, it could have an adverse effect on the business, operating results and financial condition of our operations.

The implementation of carbon or other climate change related to taxes might have a direct or indirect negative cost impact on our operations.

Climate change is a global problem that requires both a concentrated international response and national efforts to reduce greenhouse gas, or GHG, emissions. The United Nations Framework Convention on Climate Change is the main global response to climate change. The associated Kyoto Protocol is an international agreement that classifies countries by their level of industrialization and commits certain countries to GHG emission reduction targets. Although South Africa is not one of these countries identified, it ranked among the top 20 countries measured by absolute carbon dioxide emissions. During the 2009 Copenhagen climate change negotiations, South Africa voluntarily announced that it would act to reduce domestic GHG emissions by 34% by 2020 and 42% by 2025, subject to the availability of adequate financial, technological and other support. The two main economic policy instruments available for setting a price on carbon and curbing GHG emissions are carbon taxation and emissions trading schemes. In a discussion paper on carbon taxation by the National Treasury of the South African Government released in June 2013 different methods of carbon taxation were discussed. The implementation of these carbon taxes have been postponed. Should these taxes be implemented, they might have a direct or indirect negative cost impact on our operations which could have an adverse effect on the business, operating results and financial condition.

Failure to comply with the requirements of the Broad Based Socio-Economic Empowerment Charter could have an adverse effect on our business, operating results and financial condition of our operations.

The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter (effective from May 1, 2004), established certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa. The goals set by the Mining Charter include that each mining company must achieve 15% ownership by historically disadvantaged South Africans, or HDSA, of its South African mining assets within five years and 26% ownership within ten years, in each case, from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at market value.

In September 2010, the DMR released amendments to the Mining Charter. The intention behind the amendments to the Mining Charter was to clarify certain ambiguities and uncertainties which existed under the Mining Charter and to provide more specific targets. However, there are a number of matters that still require clarification and discussions in respect of interpretations of the requirements are in progress with the DMR. The goals set by the amendments to the Mining Charter include: minimum 26% HDSA ownership by March 2015; procurement of a minimum 40% of capital goods, 50% of consumer goods and 70% of services from Black Economic Empowerment, or BEE, entities by March 2015; minimum 40% HDSA representation at each of executive management level, senior management level, middle management level, junior management level and core and critical skills levels; minimum 3% investment of annual payroll in skills training; investment in community development; and attain an occupancy rate of one person per room in on-site accommodation.

When considering applications for the conversion of existing mining rights, the relevant regulator will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter. Failure on our part to comply with the requirements of the Mining Charter and the "scorecard" could subject us to negative consequences. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of our existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to our existing rights. In addition, we may incur expenses in giving additional effect to the Mining Charter and the "scorecard", and we risk losing our mining rights if we do not comply with the requirements stipulated in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. Any of the foregoing could have an adverse effect on our business, operating results and financial condition.

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

Labor costs constituted 18% of our production costs for fiscal 2015 (2014: 17% and 2013: 17%). As of June 30, 2015, our operations provided full-time employment for 941 employees while our main service providers deployed an additional 1,426 employees to our operations, of whom approximately 80% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.

In recent years, labor laws in South Africa have changed in ways that significantly affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to us. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees. Labor cost increases could have an adverse effect on our business, operating results and financial condition.

Labor unrest could affect production.

During August and September 2012, there have been a number of illegal strikes at several mining companies in South Africa and events related to these strikes resulted in 45 people being killed. During February to June 2014, the platinum industry had a wage strike that lasted for five months. Above inflation wage increases and changes to working conditions were agreed to in order to bring the strike to an end.

Such events at our operations or elsewhere could have an adverse effect on our business, operating results and financial condition.

Our financial flexibility could be materially constrained by South African currency restrictions.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, including South Africa. The Exchange Control Department of the South African Reserve Bank, or SARB, is responsible for the administration of exchange control regulations. In particular, South African companies:
- are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of SARB;
- are generally required to repatriate, to South Africa, profits of foreign operations; and
- are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. For further information see Item 10D. Exchange Controls.

Risks related to ownership of our ordinary shares or ADSs

Sales of large volumes of our ordinary shares or ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of our ordinary shares or ADSs may decide to sell them at any time. Sales of our ordinary shares or ADSs, if substantial, or the perception that these sales may occur to be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the market place will increase trading volumes and may place our share price under pressure.

Dividend tax, which is a withholding tax, will reduce the amount of dividends received by beneficial owners.

On April 1, 2012, the South African Government replaced Secondary Tax on Companies (then 10%) with a 15% withholding tax on dividends and other distributions payable to shareholders. Although this may reduce the tax payable by the Company or our subsidiaries, the withholding tax will reduce the amount of dividends or other distributions received by our shareholders.

Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.

Our Company is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of our ordinary shares, and therefore many of the rights of our ADS holders, are governed by our memorandum of incorporation and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.

It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against us or against members of our board.

Our Company, certain members of our board of directors and executive officers are residents of South Africa. In addition, all of our cash producing assets are located outside the United States and a major portion with respect to the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of legal process, within the United States or elsewhere including in South Africa, upon most of our directors or officers, including matters arising under United States federal securities laws or applicable United States state securities laws.

Moreover, it may not be possible for you to enforce against us or the members of our board of directors and executive officers judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by fraudulent means;
- the judgment does not involve the enforcement of a penal or revenue law; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law.

It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts. It may not be possible therefore for an investor to seek to impose liability on us in a South African court arising from a violation of United States federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

DRDGOLD Limited, or DRDGOLD, is a South African domiciled company that holds assets engaged in surface gold tailings retreatment in South Africa including exploration, extraction, processing and smelting. Our main subsidiary is Ergo Mining Operations Proprietary Limited, or EMO. Our broad based black economic empowerment (BBBEE) partners, Khumo Gold SPV Proprietary Limited (Khumo) and the DRDSA Empowerment Trust (the Trust) hold an 8.1% and a 2.4% interest in DRDGOLD.

We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep Limited, and our shares were listed on the Johannesburg Stock Exchange ("JSE") in that same year. In 1898, our milling operations commenced with 30 stamp mills and in that year we treated 38,728 tons of ore and produced 22,958 ounces of gold. On December 3, 2004, the company changed its name from Durban Roodepoort Deep Limited to DRDGOLD Limited. Our operations have focused on South Africa's West Witwatersrand Basin, which has been a gold producing region for over 100 years.

Our shares and/or related instruments trade on the JSE, New York Stock Exchange, the Marche Libre on the Paris Bourse, the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

Our registered office and business address is Off Crownwood Road, Crown Mines, 2092, South Africa. The postal address is P.O. Box 390, Maraisburg 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 86) 524-3061. We are registered under the South African Companies Act 71, 2008 under registration number 1895/000926/06. For our ADSs, the Bank of New York Mellon, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.

All of our operations are conducted in South Africa.

Ergo

Ergo Mining Proprietary Limited (Ergo Mining) was formed in June 2007, primarily to recover and treat – over a period of 12 years – approximately 186 million tonnes (Mt) of surface tailings contained in the Elsburg Tailings Complex for gold. Ergo is the surface tailings retreatment operation consisting of what was historically the Ergo Mining, Crown Gold Recoveries Proprietary Limited (Crown), East Rand Proprietary Mines Limited's (ERPM) Cason operation and the ErgoGold business units which are now collectively referred to as Ergo. On July 1, 2012, Ergo Mining acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations. Also as part of this restructuring, Ergo Mining acquired DRDGOLD's 35% interest in ErgoGold for R200 million.

As a second-phase development, in conjunction with a new pipeline linking Ergo Mining with Crown, the Ergo plant's second carbon-in-leach (CIL) circuit was refurbished during September 2011 at an aggregate cost of R 44.8 million to increase capacity from 1.2 million tonnes per month (Mtpm) to 1.8Mtpm.

The flotation and fine-grind project was commissioned during fiscal 2014 and is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit. This project was partially financed through capital raised by the Domestic Medium Term Note Program, or DMTN Program.

The refurbishment of the remaining five carbon-in-leach tanks were completed during September 2015 at an aggregate cost of R18.3 million to increase volume capacity by approximately 0.3Mtpm to a total of 2.1Mtpm.

Ergo Mining is also licensed to produce uranium and sulphuric acid. A desktop feasibility study to assess the potential of these by-products from the Ergo resource suggests that it is not financially viable in the current climate.

Capital expenditure is mainly financed through operational cash flows while financing for significant non-sustaining capital projects may be obtained through specific financing arrangements if required.

Crown was acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares. Crown, which is located within the Witwatersrand Basin, exploits various surface sources, including sand and slime tailings deposited as part of previous mining operations. On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo Mining in exchange for shares in Ergo Mining as part of the restructuring of our surface operations.

ERPM, which consists of the original underground mine, which is under care and maintenance, the Cason Dump surface retreatment operation and ERPM Extension 1 and 2 exploration tenements, were acquired on October 10, 2002. Underground mining at ERPM was halted in October 2008. On July 1, 2012, ERPM sold its surface mining assets and its 65% interest in ErgoGold to Ergo Mining in exchange for shares in Ergo Mining as part of the restructuring of our surface operations.

In line with the Group's strategy to exit underground mining operations, on July 24, 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related liabilities. This agreement is subject to a number of conditions, including a number of regulatory consents and permission, most notably consent to the sale by the Minister of Minerals.

Chizim Gold

Chizim Gold was established in December 2009 as a 50:50 joint venture with Chizim Investments (Pvt) Limited, or Chizim Investments, to conduct feasibility studies on certain gold exploration tenements in Zimbabwe's Greenstone Belt extending over an area of more than 21,000 hectares. On June 7, 2013 DRDGOLD reduced its holding to 49%. On June 30, 2013 the entity stopped conducting feasibility studies on all exploration tenements in Zimbabwe. This company became dormant after DRDGOLD ceased funding and support for its activities during fiscal 2013.

As underground mining is not in line with DRDGOLD's strategy, DRDGOLD disposed of its exploration assets in Zimbabwe during the last quarter of the year ended June 30, 2015.

Important Events in Our Development Generally and in the Current Year

Restructuring of the BBBEE participation

During the second half of the year ended June 30 2015, DRDGOLD completed the roll-up of the stake of our broad based black economic empowerment (BBBEE) partners in EMO into DRDGOLD. Following the roll-up, EMO is now a wholly-owned subsidiary of DRDGOLD. The roll-up involved the substitution by our BBBEE partners, Khumo Gold SPV Proprietary Limited (Khumo) and the DRDSA Empowerment Trust (the Trust) for a direct holding in DRDGOLD. The agreement provided Khumo with an 8.1% interest and the Trust with a 2.4% interest in DRDGOLD.

Khumo Gold and the DRDSA Empowerment Trust agreed to a three-year lock-in from the closing date of the transaction before they dispose of any of the DRDGOLD shares that are issued to them in terms of this transaction.

For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D. Property, Plant and Equipment, and Item 5B. Liquidity and Capital Resources.

4B. BUSINESS OVERVIEW

We are a South African company that holds assets engaged in surface gold tailings retreatment including exploration, extraction, processing and smelting. Our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa. Our operating footprint is unique in that it involves some of the largest concentration of gold tailings deposits in the world, situated within the city boundaries of Johannesburg and its suburbs.

The success of DRDGOLD's long-term goal to extract as much gold as possible from its assets depends, to a large extent, on how effectively it continues to manage its resources.

DRDGOLD uses sustainable development to direct its strategic thinking. Our goal is to optimally utilise an entire resource over the long term thereby seeking sustainable benefits in respect to the following capitals, each of which is essential to our operation and our financial, manufactured, natural, social and human capital.

We also aim to align and overlap the interests of each of these capitals in such a manner that an investment in any one translates into value-added increases in as many of the others as possible. We therefore seek to achieve an enduring and harmonious alignment between them, and we pursue these criteria in the feasibility analysis of each investment.The board intends to explore the opportunities made possible by technology, which means further investment in R&D to improve gold recoveries even further over the long term.

During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely South Africa.

Description of Our Mining Business

Surface tailings retreatment

Surface tailings retreatment involves the extraction of gold from old mine dumps, comprising the waste material from earlier underground gold mining activities. This is done by reprocessing sand dumps and slimes dams along the reefs that stretch from east to west just to the south of Johannesburg's central business district (CBD). Sand dumps are the result of the less efficient stamp-milling process employed in earlier times. They consist of coarse-grained particles which generally contain higher quantities of gold. Sand dumps are reclaimed mechanically using front end loaders that load sand onto conveyor belts. The sand is fed onto a screen where water is added to wash the sand into a sump, from where it is pumped to the plant. Most sand dumps have already been retreated using more efficient milling methods. Lower grade slimes dams are also the result of the old treatment methods. This material has become economically more viable to process owing to improved treatment methods. The material from the slimes dams is broken down using monitor guns that spray jets of high pressure water at the target area. The resulting slurry is then pumped to a treatment plant for processing.

Exploration

Exploration activities are focused on the extension of existing reserves and identification of new reserves both at existing sites and at undeveloped sites. Once a potential site has been discovered, exploration is extended and intensified in order to enable clearer definition of the site and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.

Our Metallurgical Plants and Processes

A detailed review of the metallurgical plants and processes is provided under Item 4D. Property, Plant and Equipment.

Market

The gold market is relatively liquid compared to other commodity markets, with the price of gold generally quoted in dollars. Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value (due to the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crises).

The use of gold as a store of value and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as in the case of other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation gold is often seen as a safe haven, leading to increased purchases of gold and support for its price.

After several years of strong trending, the average gold spot price decreased by 6% from $1,296 per ounce to $1,224 per ounce during the fiscal year 2015 and by 19.0% from $1,606 per ounce to $1,296 per ounce during the fiscal year 2014. The average gold price received by us for fiscal 2015 was R451,297 per kilogram which was 4% higher than the previous year at R432,775 per kilogram.

Looking ahead we believe that the global economic environment, including escalating sovereign and personal levels of debt, economic volatility and the oversupply of fiat currency, will again make gold attractive to investors. The drop in gold price has squeezed out a number of high cost gold producers and caused investment in exploration and strategic capital to tumble. The supply of gold has shrunk and is likely to shrink even more due to the significantly reduced capital expenditure and development occurring in the sector. This coupled with the unimpressive state of the global economy and generally weak economic policies, are likely to provide significant support to the gold price in the long term.

All of our revenue is generated in South Africa. Our total revenue for year ended June 30, 2015 was R2,105.3 million (2014: R1,809.4 million and 2013: R2,076.5 million).

All gold we produce is sold on our behalf by Rand Refinery Proprietary Limited (Rand Refinery) in accordance with a refining agreement entered into in October 2001. The gold bars which we produce consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. Rand Refinery then usually sells the gold on the same day as delivery, for the London afternoon fixed Dollar price, with the proceeds remitted to us in rand within two days. In exchange for this service we pay Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. We currently own 11% (fiscal 2014 and 2013: 11%) of Rand Refinery.

Ore Reserves

The tables below set out the Proven and Probable Ore Reserves of the Group as of June 30, 2015, and 2014, in both imperial and metric units. Our Ore Reserves comprise our attributable Ore Reserves.

Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life of mine plan within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See Item 4D. Property, Plant and Equipment for a description of the rights in relation to each mine.

In South Africa, we are legally required to publicly report Ore Reserves and Mineral Resources in compliance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code. The SEC's Industry Guide 7 does not recognize Mineral Resources. Accordingly, we do not include estimates of Mineral Resources in this Annual Report.

Ore Reserve calculations are subject to a review conducted in accordance with SEC Industry Guide 7. Ore Reserve tons, grade and content are quoted as delivered to the gold plant. There are two types of methods available to select ore for mining. The first is pay-limit, which includes cash operating costs, including overhead costs, to calculate the pay-limit grade. The second is the cut-off grade which includes cash operating costs, excluding fixed overhead costs, to calculate the cut-off grade, resulting in a lower figure than the full pay-limit grade. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the expected costs. We use the pay-limit to determine which areas to mine as an overhead inclusive amount that is indicative of the break-even position.

The pay-limit approach is based on the minimum in-situ grade of reclamation sites, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three-year historical average gold price per ounce for that year. This calculation also considers the previous three years' mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only areas above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade, because this includes overhead costs, which indicates the break-even position of the operation.

When delineating the economic limits to the ore bodies, we adhere to the following guidelines:
* The potential ore to be mined is well defined by an externally verified and approved geological model created using our mining software;
* The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
* A business plan is prepared to mine the potential ore.

Our Ore Reserves figures are estimates, which may not reflect actual reserves or future production. We have prepared these figures in accordance with industry practice, converting mineral deposits to an Ore Reserve through the preparation of a mining plan. The Ore Reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences which may ultimately prove to have been unreliable.

Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization.

Our Ore Reserves are prepared using three year average gold prices at the time of reserve determination. In light of the significant increase in gold prices, since fiscal 2006 we prepare business plans using the prevailing gold price at the time of the reserve determination, which is at the end of the fiscal year.

Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.

	2015		2014	
	Three-year average gold price	Prevailing gold price	Three-year average gold price	Prevailing gold price
Reserve gold price –$/oz	1,385	1,184	1,539	1,289
Reserve gold price –R/kg	443,608	453,276	431,098	438,575
Exchange rate –R/$	10.10	11.91	8.71	10.58

In fiscal 2015, our attributable Ore Reserves (imperial) increased by 22% from 1.5 million ounces at June 30, 2014, to 1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in EMO and, to a lesser extent, the decrease in the cut-off grade. The life of mine for Ergo based on proven and probable reserves under Industry Guide 7 of the SEC as at June 30, 2015, was 7 years and the life of mine as at June 30, 2014 was 8 years. The difference between the life of mine as described above versus the life of mine contemplated on page F-7 of Item 18 Financial Statements is due to differences in prevailing mineral reporting regulation in the different jurisdictions within which we report as described earlier in this section.

DRDGOLD's Attributable Ore Reserves as of June 30, 2015 and 2014 are set forth in the tables below.

Ore Reserves: Imperial

| | At June 30, 2015 | | | | | | At June 30, 2014 | | | | | |
| | Proven Ore Reserves | | | Probable Ore Reserves | | | Proven Ore Reserves | | | Probable Ore Reserves | | |
	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)	Tons (mill)	Grade (oz/ton)	Gold Content ('000 ozs)
Ergo[1]												
Surface	138,401	0.01	1,288	46.92	0.01	575	109,564	0.01	1,036	39.57	0.01	488
Total[2]	**138,401**	**0.01**	**1,288**	**46.92**	**0.01**	**575**	**109,564**	**0.01**	**1,036**	**39.57**	**0.01**	**488**

Ore Reserves: Metric

| | At June 30, 2015 | | | | | | At June 30, 2014 | | | | | |
| | Proven Ore Reserves | | | Probable Ore Reserves | | | Proven Ore Reserves | | | Probable Ore Reserves | | |
	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)	Tonnes (mill)	Grade (g/tonne)	Gold Content (tonnes)
Ergo[1]												
Surface	125,555	0.32	40.062	42.569	0.42	17.890	99,397	0.32	32.198	35.898	0.42	15.191
Total[2]	**125,555**	**0.32**	**40.062**	**42.569**	**0.42**	**17.890**	**99,397**	**0.32**	**32.198**	**35.898**	**0.42**	**15.191**

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[1] The Attributable Ore Reserves represent DRDGOLD's 100% (2014: 74%) attributable Ore Reserves of Ergo from the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Consent was granted for the transfer of the mining rights from ERPM to Ergo during the year ended June 30, 2015 pending the completion of the administrative processes to transfer the mining right. Crown has been included under Ergo for fiscal 2015 and 2014.

[2] The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the mill.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to an extent to the fluctuation of the gold price. If we had used different gold prices than the three-year average prices at the time of reserve determination, as of June 30, 2015 and 2014 respectively, we would not have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different gold prices, our attributable Ore Reserves as of June 30, 2015 and 2014 would be as follows:

Year ended June 30, 2015	Three-year average gold price	Prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	443,608	453,276	407,948	498,603
Dollar gold price per ounce	1,385	1,184	1,065	1,302
Attributable ore reserves (million ounces)	1.9	1.9	1.9	1.9

Year ended June 30, 2014	Three-year average gold price	Prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	431,098	438,575	387,988	474,208
Dollar gold price per ounce	1,539	1,289	1,385	1,693
Attributable ore reserves (million ounces)	1.5	1.5	1.5	1.5

The approximate mining recovery factors for the 2015 ore reserves shown in the above table are as follows:

	Mine Call Factor (%)	Metallurgical and recovery factor (%)
Ergo.............................	100.0	45.2

The approximate mining recovery factors for the 2014 ore reserves shown in the above table are as follows:

	Mine Call Factor (%)	Metallurgical and recovery factor (%)
Ergo.............................	100.0	41.8

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2015 and 2014, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.

	Proven Reserves	Probable Reserves
Ergo	328 ft. by 328 ft.	328 ft. by 328 ft.

The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of June 30, 2015, are as follows:

	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)
Ergo..	0.266	50.50

The pay-limit grades based on the three year average dollar price for gold and costs used to determine reserves as of June 30, 2015, are as follows

	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)
Ergo..	0.300	58.37

We apply the pay-limit approach to the mineralized material database of our business in order to determine the tonnage and grade available for mining.

Governmental regulations and their effects on our business

Common Law Mineral Rights and Statutory Mining Rights

Prior to the introduction of the Minerals and Petroleum Resources Development Act, or MPRD Act, in 2002, ownership in mineral rights in South Africa could be acquired through the common law or by statute. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRD Act, and old order proprietary rights were required to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below.

Old Order Rights - Mining Authorizations

Schedule II of the MPRD Act allows the Minister to grant, on application, appropriate rights over the same mineral on the same land which is the subject of the old order right. By way of example, holders of unused old order rights had for a period of one year from the effective date of the MPRD Act the exclusive right to apply for an appropriate right in terms of item 8 of Schedule II. Once an old order right is lodged for conversion at the Department of Mineral Resources (DMR), it remains in force until it is converted.

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRD Act. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and a social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRD Act on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRD Act, mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMR within the requisite time periods. As at September 30, 2015, all of our old order mining rights have been converted into new order rights under the terms of the MPRD Act.

Amendment Bill to the MPRDA

On March 6, 2014 the South African Parliament approved an Amendment Bill to the MPRDA. The Bill will come into effect once signed by the State President. Some of the more important changes introduced by the Bill is to allow the holder of a Mining Right to also mine "associated minerals" not specifically included in the Mining Right; it addresses anti-competitive conduct by requiring the Minister of Minerals to refuse an application for exploration rights if it will cause a "concentration of rights" as defined in the Bill; historic and old mine dumps are to be included in the definition of "residue stockpiles" and certain rehabilitation obligations are created in respect of the discarded mines to which they pertain; and liability for rehabilitation will extend beyond the issuance of a closure certificate and financial provision for closed sites will be required to be maintained for a period of 20 years after a site is closed. Should the amendment bill to the MPRDA be enacted in its currently proposed form, the latter three amendments referred to above may have a fundamental impact on the Group's estimated environmental provisions.

In June 2014 the Minister of Minerals asked the State President to delay signing the Bill until after its potential impact on the industry is further investigated. No further developments occurred during the year ended June 30, 2015.

Mining royalties

Effective March 1, 2010, royalties from mining activities became payable to the state under provisions contained in the Mineral and Petroleum Resources Royalty Act, or the Royalty Act. The most significant feature of the Royalty Act is that the royalty is to be determined in accordance with a formula based system and no longer to be a predetermined specific rate for the different types of minerals. The royalty is deductible for normal income tax purposes.

The Royalty Act defines the tax base as gross sales excluding the transportation and handling costs of the final product. The final product can be either the "refined" or "unrefined" mineral depending on the nature of the mineral in question. There has been general consensus that a formula derived mineral royalty rate regime is more equitable and provides the necessary relief for mines during times of difficulties, e.g. low commodity prices and mines that become marginal due to low grades. The formula-based mineral royalty rate regime also ensures that the State shares in the benefits of higher commodity prices. The State thus shares in the downside risks, when mines become marginal, and in the upside benefits during times of high commodity prices. Based on comments received, the formulae were adjusted to take into account the capital intensive nature of certain mining operations, especially Gold mining and Oil and Gas. The formulae use earnings before income tax, or EBIT, with 100 percent capital expensing.

Given that a distinction is drawn between refined and unrefined minerals, the mineral royalty percentage rates (Y %) is based on the following formulae:

- For refined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 12.5)) multiplied by 100]. This rate is capped at a maximum of 5.0% with a minimum of 0.5%.

- For unrefined minerals: Y (%) = 0.5 + [(EBIT divided by (Gross Sales multiplied by 9.0)) multiplied by 100]. This rate is capped at a maximum of 7.0% with a minimum of 0.5%.

For the purpose of calculating the royalty percentage rates a negative EBIT will be set equal to zero.

The Broad Based Socio-Economic Empowerment Charter

In order to promote broad based participation in mining revenue, the MPRD Act provides for a Mining Charter to be developed by the Minister within six months of commencement of the MPRD Act, beginning May 1, 2004. The Mining Charter was initially published in August 2004 and was subsequently amended in September 2010. Its objectives include:

- increased direct and indirect ownership of mining entities by qualifying parties as defined in the Mining Charter;
- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities; and
- promotion of beneficiation.

The Mining Charter sets certain goals on equity participation (amount of equity participation and time frames) by historically disadvantaged South Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership by May 1, 2014. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from May 1, 2004. Compliance with these objectives is measured on the weighted average "scorecard" approach in accordance with a scorecard which was first published in or around August 2010.

The Mining Charter and the related scorecard are not legally binding and, instead, simply state a public policy. However, the DMR places significant emphasis on the compliance therewith. The Mining Charter and scorecard, have a decisive effect on administrative action taken under the MPRD Act.

In recognition of the Mining Charter's objectives of transforming the mining industry by increasing the number of black people in the industry to reflect the country's population demographics, to empower and enable them to meaningfully participate in and sustain the growth of the economy, thereby advancing equal opportunity and equitable income distribution, we have achieved our commitment to ownership compliance with the MPRD Act through our existing black economic empowerment structure with Khumo Gold and the DRDSA Empowerment Trust. Our black economic empowerment partners, Khumo Gold and the DRDSA Empowerment Trust, hold 8% and 2%, respectively, in DRDGOLD Limited. (See Item 4C. Organizational Structure).

Mine Health and Safety Regulation

The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and to this end, imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The 2009 amendments to the Act dealt with inter alia the stoppage of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important new provisions in the 2009 amendment bill are the insertion of a new section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person's death, serious injury or illness to a person, or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person's death or serious injury or illness to a person. Subsection (3) further provides that (a) the "fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission"; and that (b) "the defense of ignorance or mistake by any person accused cannot be permitted"; or that (c) "the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted"; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines have also been increased. Any owner convicted in terms of section 86 or 86A may be sentenced to "withdrawal or suspension of the permit" or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million. The President assented to the amendment bill in April 2009. The amendment Act was proclaimed and came into law in May 2009.

Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal 2015, we contributed approximately R4.6 million under the COID (2014: R2.8 million) Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the multi-employer fund pays compensation to employees of mines performing "risk work," usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful, or if the employee contracts a "compensatable disease," which includes pneumoconiosis, tuberculosis, or a permanent obstruction of the airways. No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act. Currently the Group is compliant with these payment requirements, which are based on a combination of the employee costs and claims made during the fiscal year.

Uranium and radon are often encountered during the ordinary course of gold mining operations in South Africa, and present potential risks for radiation exposure of workers at those operations and the public to radiation in the nearby vicinity. We monitor our uranium and radon emissions and believe that we are currently in compliance with all local laws and regulations pertaining to uranium and radon management and that we are within the current legislative exposure limits prescribed for workers and the public, under the Nuclear Energy Act, 1999 (as amended) and Regulations from the National Nuclear Regulator.

Environmental Regulation

Managing the impact of mining on the environment is extensively regulated by statute in South Africa. Recent statutory enactments set compliance standards both generally, in the case of the National Environmental Management Act, and in respect of specific areas of environment impact, as in the case of the Air Quality Act 2004, the National Water Act (managing effluent), and the Nuclear Regulator Act 1999. Liability for environmental damage is also extended beyond the corporate veil to impose personal liability on managers and directors of mining corporations that are found to have violated applicable laws.

The impact on the environment by mining operations is extensively regulated by the MPRD Act. The MPRD Act has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.

Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, or EMP, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an EMP. This program is required to be submitted and approved by the DMR as a prerequisite for the issue of a new order mining right. Various funding mechanisms are in place, including trust funds, guarantees and concurrent rehabilitation budgets, to fund the rehabilitation liability.

The MPRD Act imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining rights.

Our environmental risks have been addressed in EMPs which have been submitted to the DMR for approval. Additionally, key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity.

Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the MPRD Act.

The enactment of the amendment bill to the MPRDA in its currently proposed form may have a fundamental impact on the Group's estimated environmental provisions due to the inclusion of historic and old mine dumps in the definition of "residue stockpiles" which creates certain rehabilitation obligations for the discarded mines to which they pertain as well the extension of the liability for rehabilitation beyond the issuance of a closure certificate and the requirement to maintain financial provision for closed sites for a period of 20 years after a site is closed.

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We have funded these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds established for each operation and funds held in insurance instruments. Funds are irrevocably contributed to trusts that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust, to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2015, we held a total of R96.5 million (2014: R90.9 million) in trust, the balance held in each fund being R87.9 million (2014: R82.8 million) for Ergo and R8.6 million (2014: R8.1 million) for ERPM. Trustee meetings are held as required and quarterly reports on the financial status of the funds, are submitted to our board of directors.

The financial provisions for West Wits and Durban Deep have been consolidated into a single rehabilitation trust. The West Wits financial provision has been derecognized since the year ended June 30, 2011, and the Durban Deep financial provision since the year ended June 30, 2013, because it will be transferred along with the rehabilitation liability over the West Wits mining rights which have been disposed of.

We address shortfalls in the funds by accruing trust investment income for the benefit of the funds by replenishing it with the proceeds from the sale of redundant mining equipment at the end of the life of the mine and gold from mine cleanup. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the operational life of mine, the MPRD Act assumes a fully compliant fund at any given time. The DMR appears to have taken a practical approach in dealing with this change, and has indicated that the traditional ring fencing of funds may, for investment purposes, be relaxed and that insurance instruments may also be received subject to the DMR's consent, to make up the shortfall in available cash funds. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2015, we held a total of R100.3 million (2014: R93.7 million) in funds held in insurance instruments. As at June 30, 2015 guarantees amounting to R404.0 million (2014: R305.7 million) were issued to the DMR.

The aggregate group rehabilitation, reclamation and closure cost provision was R510.9 million at June 30, 2015, compared to R471.7 million at June 30, 2014. This has been included in the provision for environmental rehabilitation amounting to R493.3 million (2014: R451.2 million) as well as in assets held for sale amounting to R17.6 million (2014: R20.5 million) in our financial statements as at June 30, 2015.

4C. ORGANIZATIONAL STRUCTURE

The following chart shows our principal subsidiaries as of September 30, 2015. All of our subsidiaries are incorporated in South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.



GROUP STRUCTURE
90%
Public shareholders
8%
Khumo Gold
2%
DRDSA Empowerment Trust
DRDGOLD LIMITED
100%
EMO
100%
ERPM
100%
Ergo

4D. PROPERTY, PLANT AND EQUIPMENT

DRDGOLD OPERATIONS
SEPTEMBER 30, 2015

Gauteng
North West
Pretoria
Johannesburg
Free State
SOUTH AFRICA
Bloemfontein
Ergo Mining Proprietary Limited
Johannesburg
Benoni
Brakpan
Roodepoort
Carletonville
ERPM Exts 1 & 2
Nigel
Vereeniging
Potchefstroom
Klerksdorp
LEGEND:
Cities and towns
Operations
Exploration property
50km

Description of Significant Subsidiaries' Properties and Mining Operations

Witwatersrand Basin Geology

The Witwatersrand Basin comprises a 4 mile (6 kilometer) vertical thickness of sedimentary rocks situated within the Kaapvaal Craton, extending laterally for approximately 186 miles (299 kilometers) East-Northeast and 62 miles (100 kilometers) South-Southeast. The sedimentary rocks generally dip at shallow angles towards the center of the basin, though locally this may vary. The Witwatersrand Basin is Achaean in age and the sedimentary rocks are considered to be approximately 2.7 to 2.8 billion years old.

Gold mineralization in the Witwatersrand Basin occurs within horizons termed reefs. These occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and other primary controls of mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 6 feet (1.84 meters) thick but, in certain instances, these deposits form stacked clastic wedges which are hundreds of feet thick.

The gold generally occurs in native form within the various reefs, often associated with pyrite and carbon.

Ergo

Overview

At June 30, 2015 we own 100% of EMO, which in turn owns 100% of Ergo. Ergo is a surface tailings retreatment operation consisting of what was historically the Ergo Mining, Crown, ERPM's Cason operation and ErgoGold business units which are now collectively referred to as Ergo. ERPM's Cason Dump surface tailings retreatment operation was depleted in the fourth quarter of calendar 2014. Ergo undertakes the retreatment of surface sources deposited as tailing from non-operating mining sites across central and east Johannesburg. In order to improve synergies, effect cost savings and a simpler group structure, DRDGOLD restructured the Group's surface operations (Crown, ERPM's Cason operation and ErgoGold) into Ergo Mining with effect from July 1, 2012. At June 30, 2015, DRDGOLD employed 941 full-time employees. In addition, specialist service providers deployed a further 1 426 employees to our operations bringing the total number of inhouse and outsourced employees to 2,367.

Properties

Ergo's operations are located approximately 43 miles (70 kilometers) east of the Johannesburg's central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway. As of June 30, 2015 and September 2015, no encumbrances exist on Ergo's property.

Crown is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations, City Deep, Crown Mines and Knights. The entire mining footprint consists of the mining rights of City Deep, Consolidated Main Reef & Estates, Crown Mines ("3Cs") and Crown Gold Recoveries ("CGR"). Crown's mining rights have been converted to new order rights under the MPRD Act and the mining rights in respect of the 3Cs were registered at the Mineral and Petroleum Titles Registration Office in January 2014. In March 2013, applications for the transfer of the mining rights held by the 3Cs and CGR to ERGO were lodged with the DMR following the restructure of the company into a single surface retreatment business unit. These applications were successful and were notarially executed in March 2014.

The Crown Central operation is located on the West Wits line within the Central Goldfield of the Witwatersrand Basin, approximately 6 miles (10 kilometers) west of the Johannesburg central business district in the province of Gauteng. Access is via Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway.

The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston motorway.

The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road.

History of Ergo

2005	Anglo American Corporation commissioned the Ergo plant in Brakpan in 1977. The operation became part of AngloGold Ashanti in 1998 and was closed by that company in 2005.
2007	Ergo was founded by EMO (owned by DRDGOLD at the time) and Mintails SA as a joint venture.
	On August 6, 2007, the joint venture parties entered into an agreement with AngloGold Ashanti - pursuant to which it acquired the remaining assets of the Ergo plant for consideration of R42.8 million.
	Additional agreements were concluded with AngloGold Ashanti on November 14, 2007 for the acquisition by Ergo of additional tailings properties and the Withok deposition complex for consideration of R45.0 million.

2008 Ergo Phase 1 was launched comprising the refurbishment and recomissioning of the Ergo plant's first CIL circuit and the retreatment of the Elsburg and Benoni tailings complexes.
DRDGOLD acquires Mintails SA's stake in ErgoGold for R277.0 million.

2009 Ergo Phase 1 commissioning continues; first feeder line to the Ergo Plant from Elsburg tailings complex comes into operation.
Ergo Phase 2 exploration drilling for gold, uranium and acid completed.

2010 DRDGOLD acquired control of Ergo Mining through the acquisition of Mintails SA's 50% in Ergo for R82.1 million.
Ergo Phase 1 production ramp-up nears completion with the installation of the second Elsburg tailings complex feeder line to the Ergo plant. Construction of the Crown/Ergo pipeline commenced.

2011 Construction of the Crown/Ergo pipeline continued and the second CIL circuit of the Ergo plant was refurbished as part of the Crown/Ergo pipeline project.

2012 The construction of the Crown/Ergo pipeline and second CIL circuit of the Ergo plant was completed.

2013 In order to improve synergies, effect cost savings and a simpler group structure DRDGOLD restructured the Group's surface operations into Ergo Mining on July 1, 2012, which consisted of Crown, the surface operations of ERPM and ErgoGold. Construction and commissioning of the Ergo flotation/fine-grind plant was completed in late December 2013.

2014 The FFG was suspended in April 2014 after metallurgical efficiencies declined. Test-work recommenced in August.
A prospecting right in respect of surface tailings dumps on various portions of the Farm Grootvlei and a portion of the Farm Geduld was registered on May 12, 2014 for a period of 5 years ending on April 21, 2019.

2015 The FFG became fully operational in February 2015.
Ministerial consent in terms of section 11 of the MPRD Act for the restructuring of the Group's surface operations into Ergo were obtained.

History of Crown (consolidated into Ergo on July 1, 2012)

1979 Rand Mines Limited directors approved the formation of the company Rand Mines Milling and Mining Limited (RM3) to treat the surface gold tailings created from the underground section of the original Crown Mines, which had been in operation since the start of gold mining on the Witwatersrand in the late 1800's.

1982 First plant commissioned at Crown Mines to process surface material.

1986 Second plant commissioned at City Deep to process surface material.

1997 Randgold Exploration Limited and Continental Goldfields of Australia entered into a joint venture with the intention to establish a company that would acquire dump retreatment operations on the Witwatersrand. This resulted in the formation of Crown Consolidated Gold Recoveries Limited, or CCGR, which was incorporated as a public company in South Africa in May 1997. Crown was a wholly owned subsidiary of CCGR and consists of the surface retreatment operations of Crown Central, City Deep and Knights.

1998 We purchased 100% of CCGR.

2002 Khumo Bathong Holdings Proprietary Limited (KBH) purchased 60% of Crown. We were appointed as joint manager of the operation with KBH.

2005 On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our then South African operations.
On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, EMO, which included 100% of ERPM, Crown and Blyvoor. As a result we owned an 85% interest in EMO.

2006 On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in EMO. On August 28, 2006, Crown concluded an agreement with AngloGold Ashanti to purchase the Top Star Dump.

2008 The Department of Mineral Resources issued a mining right for gold recovery over the Top Star Dump to Crown.

2009 The reclamation of the Top Star Dump commenced in December 2008. Crown also commenced with the reduction of volumes to 400,000 tpm to implement the planned Crown Tailings Deposition Facility closure plan.

2010 The surface circuit of ERPM was incorporated into Crown for reporting purposes.
Board approval was obtained to construct a pipeline to the Ergo tailings deposition site to enable Crown to restore its deposition capacity to 600,000tpm. Restored deposition capacity provides the operation with the opportunity to bring to account potential new ore reserves.

2011 Construction of the pipeline to the Ergo tailings deposition site continued and was scheduled for completion in December 2011.

2012 Construction of the pipeline to the Ergo tailings deposition site was completed.

2013 On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo Mining in exchange for shares in Ergo Mining.

2015 Ministerial consent in terms of section 11 of the MPRD Act for the restructuring of Crown's operations into Ergo was obtained.

Mining and Processing

Ergo undertakes the retreatment of surface sources deposited as tailings from non-operational mining sites from east to west, just to the south of Johannesburg's central business district.

Material processed by Ergo is sourced from numerous secondary surface sources namely, sand and slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period of time the material was deposited. Archive material is a secondary source of gold bearing material. This material is generally made up of old gold metallurgical plant sites.

We have four metallurgical plants, known as Ergo, Crown Mines, City Deep and Knights. Our two gold producing metallurgical plants, Ergo and Knights have an installed capacity to treat approximately 28.8 million tons of material per year. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits. Crown serves as a milling and distribution station, as does City Deep. The Knights and the Ergo plants are still fully operational.

In addition to the four metallurgical plants, Ergo's assets include: access to tailings deposited across the western, central and eastern Witwatersrand; the Crown milling and pump station close to the Johannesburg central business district; a 50km pipeline; and tailings deposition facilities including the significant Brakpan TSF.

The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills as well as floatation and fine grind, or FFG, and Carbon-in-Leach, or CIL, technology to extract the gold.

Set forth below is a description of each of our plants:

Ergo Plant: Commissioned by Anglo American Corporation in 1977, became part of AngloGold Ashanti in 1998 from which it was acquired for consideration of R42.8 million in 2007. The most recent expansion of the gold plant by refurbishing the remaining five CIL tanks has increased the capacity to treat an estimated 25.2Mt per year. The Ergo flotation/fine-grind ("FFG") plant project is designed to assist in liberating the gold particles currently encapsulated in the sulphides and to achieve a targeted improvement in gold recovery efficiencies of between 16% and 20%. This circuit commenced a three month test phase during August 2014 after it was temporarily suspended in April 2014 following a decline in metallurgical efficiencies. By February 2015 the FFG was returned to full operation.

Knights Plant: Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré. The Knights plant, although historically part of the Crown operation, is located further east and considerably closer to the Brakpan TSF. Retreatment of the nearby Cason dump has been completed and retreatment of the Lycaste dump – one of the last remaining sand dumps in this area - has commenced. Due to the location of the Knights plant it is able to access the Brakpan TSF to deposit waste. The Knights plant has an installed capacity to treat an estimated 3.6Mt per year

Crown Mines Plant: Commissioned in 1982, this surface/underground plant has already been modified and comprises a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré. In June 2012, the gold extraction portion of the Crown plant was discontinued and all material is now only screened, milled and thickened. This material is then pumped to the Ergo plant for the final extraction of gold.

City Deep Plant: Commissioned in 1987, this surface/underground plant comprises a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. Retreatment continued at the City Deep Plant until the plant was decommissioned in August 2013 to operate as a milling and pump station and is pumping material to the Ergo Plant.

Electricity to the Ergo plant is supplied from various Eskom supply points for the reclamation units and the tailings storage facilities. The plant is supplied from the national power grid via a secured source from the Ekurhuleni Council of 11,000 volts. Plant sub stations are stepped down to 6,600 volts before being further reduced to 525 volts for the motor control purposes. For the Ergo plant the average annual power consumption is about 149 GWHr and the maximum demand is about 32.0MVA.

Electricity is supplied to the Crown Mines and City Deep plants from separate substations referred to as Jupiter and No. 15 Shaft Crown Mines, and for Knights by the Ekhuruleni Town Council. Electricity is supplied directly from the national power grid to the substation and town council at 44,000 volts. Substations, located on mine sites, transform the power to 6,600 volts for direct supply to the plants. The power supply is further reduced to 525 volts for smaller devices and equipment. For Crown Mines and City Deep, the average annual power consumption is about 54 GWHr and 80GWHr, respectively and the maximum demand are about 15.0MVA and 13.0MVA, respectively. For Knights the average annual power consumption is about 60 GWHr and the maximum demand is about 14.2MVA.

As of June 30, 2015, the net book value of Ergo's mining assets was R1,676.2 million (2014: R1,729.5 million).

During fiscal 2015, capital expenditure was mainly directed towards the refurbishment of the second leach section and bringing the Van Dyk site on line, both for increased flexibility and volume capacity of the Ergo plant (increase capacity by approximately 0.3Mtpm to a total of 2.1Mtpm), the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit, the construction of the Rondebult sewerage water plant to replace the use of potable water with treated sewage water, and expansion and rehabilitation of the Brakpan Tailings Dam. These capital expenditures were all financed by cash generated from operations.

Capital Expenditure

The following capital expenditure was incurred at Ergo in fiscal 2015, 2014 and 2013:

	Year ended June 30,		
	2015 **R'000**	**2014** **R'000**	**2013** **R'000**
Ergo flotation/fine-grind plant	-	23,759	254,281
Ergo flotation/fine-grind plant (pre-production working costs)	-	65,813	7,189
Ergo flotation/fine-grind plant (high-grade CIP circuit converted to CIL)	5,696	-	-
Refurbishment of the second leach section	16,086	983	-
Refurbishment of thickener	6,142	-	-
Other plant upgrades	7,340	-	-
Rondebult sewerage water	21,655	75	-
Knights residue pipeline	3,050	5,836	13,870
Benoni Slurry line	-	3,359	8,370
Crown/Ergo Pipeline Project	-	3,265	-
Rooikraal Residue line	-	57	-
Benoni sand milling	-	3,007	-
Reclamation site 4A6	228	32,375	-
van Dyk reclamation site	7,244	-	-
Soweto cluster dump reclamation	2,124	951	-
Crown 3A2 Slime and steel work upgrade	-	-	1,586
Other reclamation sites	2,981	-	-
Brakpan TSF	7,428	6,219	11,702
Daggafontein Rehabilitation	1,550	2,253	-
Residue linear screens	1,790	1,954	-
Knights girth gear and pinion	2,732	1,356	1,536
Brakpan tailings dam - Generators	-	968	-
Other equipment	772	610	-
Withok conceptual studies	-	160	-
Security	215	1,311	-
IT Infrastructure	431	464	1,091
Cason high grade plant	-	-	20,459
Angelo Pan reclamation	-	-	17,636
Angelo Pan to Rocsherville water pipeline	-	-	12,805
New water line to Angelo Pan and Rocsherville	-	-	889
Tower crane	-	-	1,910
Tailings management	-	-	19
Other	-	-	2,500
	87,464	154,775	355,843

Currently there are no material plans to construct, further expand or improve facilities other than optimising and maintaining existing facilities.

Exploration and Development

Exploration and development activity at Ergo would involve the drilling of surface dumps and evaluating the potential gold bearing surface material .

Environmental and Closure Aspects

Ergo operates at sites located in close proximity to significant municipal infrastructure, commercial and residential development. The major environmental risks are associated with dust from various recovery sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from Professor H. Annagran from the University of Johannesburg and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants and applied specifically to each dust sample recovery monitoring site and integrated into Ergo's internal environmental assessment process. Although Ergo completed a project for thickening re-processed tailings, there also remains a risk of localized sloughing which can result in that section of the tailings dam required to be closed temporarily, with repair work being done to the dam wall. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in Ergo's metallurgical plants. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Ergo has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to the capacity of return water dams.

Dust pollution is controlled through an active environmental management program for the residue disposal sites and chemical and organic dust suppression on recovery sites. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants, such as molasses, are applied. Dust fall-out is also monitored. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings followed by the application of lime, to reduce the natural acidic conditions, and fertilizer to assist in the growth of vegetation planted on the tailings dam.

A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Ergo has several environmental merits as it has removed a potential pollution source and opens up land for development.

Environmental management and compliance is further assisted by the in–house developed electronic monitoring system (Compliance Management Tool) that incorporates all existing EIA's, EMP's, Mining Right Conversions, Performance Assessments and SLPs associated with each mining right. The existing and most recent studies are used to supplement the management components with regards to the mining right boundaries and its required compliance parameters. The individual management items are integrated to provide a holistic overview of the state of each of the mining right areas. Spatial data pertaining to the mining right boundaries is stored onto a central database. Spatial data is utilised to create a live map which illustrates the mining right area and various environmental monitoring systems. This map depicts the mining right boundaries, roads, rails, mine dumps, plants, rivers, pipeline routes, servitudes, way leaves, municipal services and other spatial data relevant to our mining operations.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2015 is approximately R493.3 million. As at June 30, 2015, a total of R87.9 million has been contributed to the Crown Rehabilitation Trust Fund, while a total of R41.0 million has been contributed by Ergo to funds held in insurance instruments to fund Ergo's environmental obligations. The Crown Rehabilitation Trust Fund is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves

As at June 30, 2015, our 100% share of the Proven and Probable Ore Reserves of Ergo was 1.9 million ounces. As at June 30, 2014 our 74% of the Proven and Probable Ore Reserves was 1.5 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Gary Viljoen is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves. Ore reserves were independently reviewed by Coffey Mining South Africa Proprietary Limited (Coffey Mining) for compliance with the SAMREC Code, the National Instrument 43-101 and the United States Securities and Exchange Commission (SEC) Industry Guide 7.

Production

In fiscal 2015, production increased to 150,145 ounces from 132,909 ounces in fiscal 2014. The increase was due to a sharp turnaround in the performance of the Ergo plant. Volume throughput for the year was steady at 23,750,000 tonnes while recovery grades increased from 0.196g/t to 0.197g/t.

Cash operating costs in fiscal 2015 was down $105 per ounce from $1,118 in fiscal 2014 to $1,013 per ounce.

The following table details the production results of the Group (consisting mainly of the production results of Ergo) for the past fiscal year:

	2015	2014	2013
Production (imperial)			
Ore milled ('000 tons)	23,750	23,908	25,632
Recovered grade (oz/ton)	0,006	0,005	0.006
Gold produced (ounces)	150,145	132,909	146,381
Results of Operations			
Revenue (R'000)	2,105,298	1,809,434	2,076,496
Net operating costs (R'000)	1,721,035	1,549,417	1,397,177
Cash operating cost (R'000) [(1)]	1,741,592	1,540,622	1,414,904
Cash operating costs (R/kilogram) [(1)]	372,932	372,671	310,763
All-in sustaining costs (R/kilogram) [(1)]	411,548	401,691	362,599
All-in cost (R/kilogram) [(1)]	422,095	436,503	433,669

[(1)] Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non IFRS measures. For a reconciliation of these measures see Item 5A.: "Operating Results" - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram on page 48.

See Item 5A. Operating Results – Capital expenditure for a discussion on capital expenditure.

ERPM

Overview

As at June 30, 2015 we own 100% of ERPM, which is consolidated as a subsidiary, through our 100% holding in EMO. ERPM consists of an underground section that was halted in October 2008 and the Cason Dump surface retreatment operation that was depleted in the fourth quarter of calendar 2014. The financial results and assets and liabilities of these halted underground operations are included in 'Corporate office and other reconciling items' in the financial statements for segmental reporting purposes for all three years presented. The financial results and assets and liabilities of ERPM's Cason Dump surface tailings retreatment operation is included under Ergo in the financial statements for segmental reporting purposes.

At June 30, 2015, ERPM had 13 employees, including specialized service providers.

On July 11, 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related liabilities. This agreement is subject to a number of suspensive conditions including regulatory consent and permission which had not been fulfilled at the date of this report.

Property

ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg on land owned by ERPM. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, was conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license ML5/1997 in respect of statutory mining and mineral rights. As of June 30, 2015 and September 2015, no encumbrances exist on ERPM's property.

At June 30, 2015, the net book value of ERPM's mining assets was Rnil due to the transfer of ERPM's related surface mining assets to Ergo as part of the restructuring which took place on July 1, 2012.

History

1895	Formation of East Rand Proprietary Mines Limited.
1991	The FEV shaft was commissioned.
1999	East Rand Proprietary Mines Limited was liquidated in August 1999. The mine was run by a small number of employees during liquidation. Underground flooding continued during liquidation.
2000	KBH took over control of the mine in January 2000. Operating as Enderbrooke Investments Proprietary Limited, or Enderbrooke, and employing an outside contractor, the mine re-commenced mining operations in February 2000.
2002	Crown purchased 100% of ERPM from Enderbrooke.

2003	An underground fire occurred at FEV Shaft, in February 2003. There was also the loss of Hercules Shaft in June 2003 and the loss of a secondary outlet at the FEV shaft in November 2003.
2004	In July 2004 it was determined that the underground section would undergo a controlled closure program ending March 2005. The closure program was prevented by a reduction in costs and improved productivity at the mine.
2005	Central Shaft placed on care and maintenance. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, EMO, which includes 100% of ERPM, Crown and Blyvoor. We owned an 85% interest in EMO.
2006	On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in EMO.
	A prospecting right covering an area of 1,252 hectares (3,093 acres) of the neighboring Sallies lease area, referred to as ERPM Extension 1 was granted by the DMR.
2007	A prospecting right, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).
2008	On April 25, 2008, ERPM gave notice of intention to restructure the work force due to operational requirements and 239 employees were retrenched during June 2008.
	On October 23, 2008, ERPM announced the suspension of drilling and blasting operations underground, following the cessation of pumping of underground water at the South West Vertical shaft on October 6, 2008 for safety reasons following the deaths of two employees.
	On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of ERPM, and to proceed with a consultation process in terms of Section 189A of the Labor Relations Act to determine the future of the mine's 1,700 employees.
2009	In January 2009, consultations in terms of Section 189A of the Labor Relations Act regarding the future of employees affected by the placing on care and maintenance of the underground operations were concluded and 1,335 employees were retrenched.
2010	ERPM's surface operation, the Cason Dump, was incorporated into Crown for reporting purposes.
2013	On July 1, 2012, ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo Mining in exchange for shares in Ergo Mining.
2014	During July 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related environmental liabilities. This agreement is subject to a number of suspensive conditions including regulatory consent and permission which had not been fulfilled at the date of this report.
	ERPM Extension 2 prospecting right was renewed.
2015	Ministerial consent in terms of section 11 of the MPRD Act for the restructuring of ERPM's surface operations into Ergo was obtained.

Mining and Processing

ERPM is under care and maintenance and did not produce any gold during fiscal 2015. 257 ounces of gold were produced from clean-up activities that was concluded during fiscal 2014

Exploration and Development

ERPM has a prospecting right covering an area of 1,252ha (3,094 acres) of the adjacent Sallies mine, referred to as ERPM Extension 1. The regional geology of the area indicates that there will be a strike change due to faulting associated with an East-West trending sinistral tear fault. In order to confirm the anticipated change in the geological structure and hence payshoot orientation, it is envisaged that prospecting will take place through development situated 50m in the footwall. Owing to high induced stress experienced at depth, there will be concurrent over-stoping (that is stoping taking place concurrently with development) on the reef plane for safety reasons. Prior to this prospecting right in respect of ERPM Ext. 1 lapsing, an application for a mining right in respect of the same prospecting footprint was made in terms of the provisions of the MPRDA. The said mining right was approved and granted and the registration thereof took place in March 2012. The mining right expires in January 2042.

An additional application to extend ERPM's existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). This prospecting right was initially granted for a period of 4 years and expired in March 2011. An application for renewal thereof was made in terms of the provisions of the MPRDA. The renewal in respect thereof was refused by the DMR in December 2013. An appeal against the refusal of the DMR to grant the renewal of the prospecting right was lodged with the Legal Services Directorate of the DMR in January 2014. During November 2014 the refusal of the renewal was set aside and the renewal of the prospecting right was granted. These rights, ERPM Ext 1 and ERPM Ext 2, both form part of the sale assets of the transaction with Walcot Capital.

Environmental and Closure Aspects

There is a regular ingress of water into the underground workings of ERPM, which was contained by continuous pumping from the underground section. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant or surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels.

The government has appointed Trans-Caledon Tunnel Authority (TCTA) to construct a partial treatment plant (neutralisation plant) to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the Heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant is co-disposed onto the Brakpan TSF. Partially treated water is then discharged by TCTA into the Elsburg Spruit. This agreement includes the granting of access to the underground water basin through one of ERPM shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies including ERPM have a set-off against any future directives to make any contribution toward costs or capital of up to R250 million. Through this agreement, Ergo also secured the right to purchase up to 30 ML of partially treated AMD from TCTA at cost, in order to reduce Ergo's reliance on potable water for mining and processing purposes. However, due to the high sulphate levels contained in the treated water, Ergo will limit the use of this water to 10ML per day.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that as at June 30, 2015 the present discounted value of the total cost of rehabilitation for ERPM is approximately R17.6 million. A total of R8.6 million has been contributed to the ERPM Rehabilitation Trust Fund and R41.8 million in insurance instruments. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ore Reserves

Our 100% share of Proven and Probable Ore Reserves of ERPM are included under Ergo. As at June 30, 2015 the total surface Ore Reserves comprise 0.9 million ounces from the Elsburg and Benoni tailings complexes (which is part of the total ore reserves for Ergo). A competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For ERPM Mr. Gary Viljoen is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves. Ore reserves were independently reviewed by Coffey Mining South Africa Proprietary Limited (Coffey Mining) for compliance with the SAMREC Code, the National Instrument 43-101 and the United States Securities and Exchange Commission (SEC) Industry Guide 7.

Current Production

ERPM is under care and maintenance and did not produce any gold during fiscal 2015. 257 ounces of gold were produced from clean-up activities that was concluded during fiscal 2014.

Durban Roodepoort Deep

Overview

The Durban Deep mine was the original gold mine of the Group. Durban Deep is situated on the northern edge of the Witwatersrand Basin immediately to the west of Johannesburg. Mining took place within the lease area since the discovery of the Witwatersrand Goldfield in 1886 at nearby Langlaagte.

As of August 2000, we ceased all underground and open pit mining operations at Durban Deep. Following the withdrawal of our underground pumping subsidy, the deeper sections of the mine were flooded. On a combined basis, Durban Deep produced more than 37 million ounces of gold prior to the cessation of operations.

We concluded an agreement with M5 Developments Proprietary Limited ("M5") on July 21, 2005, in terms of which M5, against payment of a non-refundable fee of R1.5 million, was granted an option to acquire Durban Deep's mine village for R15.0 million. On the exercising of the option the option fee would be deemed part payment of the purchase consideration. If not, the option fee would be forfeited to us. On November 18, 2005, M5 exercised the option and provided a guarantee for payment. Prior to the registration of the transfer occurring, we were notified by Rand Leases Properties Limited (formerly JCI Properties Limited) of an alleged pre-emptive right in respect of the property in terms of an agreement dated December 1996, pursuant to which the property should be sold to them on similar terms. We subsequently repudiated our agreement with M5 and notified Rand Leases Properties Limited that we did not intend offering the property to them. Both parties instituted legal proceedings for the sale and transfer of the property. On December 12, 2006, Rand Leases Properties Limited issued a summons against us and we filed an Appearance to Defend. DRDGOLD entered into an agreement with Rand Leases Properties Limited ("Rand Leases Properties") and purchased the pre-emptive right for an amount of R21.8 million. A sale agreement was concluded with Dino Properties Proprietary Limited ("Dino

Properties" previously called M5) and the transfer of the property into the name of Dino Properties was effected on October 18, 2012. Both cases were subsequently withdrawn by Dino Properties and Rand Leases Properties respectively.

Environmental and Closure Aspects

Rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of Registration requirements have been taken over by DRD Proprietary Limited, which is owned by a subsidiary of Mintails South Africa Proprietary Limited ("Mintails SA"). A liability transfer on the prescribed form in terms of section 43(2) of the MRPDA was submitted to the DMR in July 2010. We are still awaiting approval of the transfer of environmental liabilities from the DMR.

In fiscal 2013, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the Durban Deep mining license area which was disposed of to the purchaser of the mining rights, DRD Proprietary Limited. A total of R25.6 million previously contributed to the Environmental Trust Fund has been relinquished to DRD Proprietary Limited as a result of the transfer of the liability during fiscal 2013. DRDGOLD therefore still has a contingent liability until such legal transfer is effected, amounting to R63.4 million less the trust fund amount of R28.5 million.

West Wits

We own 100% of West Witwatersrand Gold Holdings Limited, or WWGH, which holds West Witwatersrand Gold Mines Limited, or West Wits. We acquired the entire share capital of WWGH, as well as Consolidated Mining Corporation Limited's loan to WWGH, on April 1, 1996. We also acquired the entire issued share capital and the shareholders' claim and loan account of East Champ d'Or Gold Mine Limited, a gold mining company with mining title in the West Rand. The mining assets were sold to Bophelo Trading Proprietary Limited, subsequently renamed, Mogale Gold Proprietary Limited, or Mogale, during fiscal 2004, effectively leading to the closure of the mining operation.

Environmental and Closure Aspects

Responsibility for the mine, including the environmental rehabilitation liability, has been taken over contractually by Mintails although the legal transfer thereof would be dependent on the DMR's assessment of Mintails' financial capability. Management of the West Rand Consolidated Mines' tailings dams have been taken over by Mintails which plans to reprocess them. An EMP for the balance of the area has been submitted to the DMR as part of the conversion process of ML9/2000. The Old Order Mining Licence was converted to a New Order Mining Right and ceded same to West Wits Monarch Proprietary Limited ("the Cessionary").

The DMR and affected mining companies are involved in the development of a 'Regional Mine Closure Strategy' in the gold fields' area. The government has appointed Trans-Caledon Tunnel Authority to propose solutions for the various basins. They have also provided funding for the interim solution in the Western and Central Basins.

In fiscal 2010, the Company transferred the environmental rehabilitation liabilities in respect of mining rights over the West Wits mining license area which was disposed of. A total of R19.9 million previously contributed to the Environmental Trust Fund has been relinquished to Mintails as a result of the transfer of the liability. The balance of the funds in the Environmental Trust Fund as at June 30, 2015 amounted to R24.5 million.

Ongoing Legal Proceedings

Litigation regarding environmental issues

On August 2, 2006 and September 4, 2006, two applications were brought against DRDGOLD and its directors for relief under the MPRD Act by the Legal Resources Centre on behalf of the residents of two communities, Davidsonville and Kagiso, who reside adjacent to tailings deposition sites of the now dormant Durban Roodepoort Deep mine and the West Witwatersrand mine, respectively. While no financial compensation is sought, the communities are seeking orders for the revision of the environmental management programs of both sites, and for the sites to be rehabilitated and closed in accordance with the standards of the MPRD Act. In fiscal 2014, DRDGOLD has filed its Appearance to Defend and Answering Affidavits in respect of both matters in the High Court of South Africa. The responsibility rests with the plaintiff's attorneys to either apply to the High Court for a date of hearing or file replying affidavits.

Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute

In December 2014, an application (in the South Gauteng High Court) was filed and served on *inter alia* the Ekurhuleni Metropolitan Municipality ("Municipality") and Eskom Holdings SOC Limited in terms of which Ergo contends, amongst other things, that the Municipality does not "supply" electricity to Ergo from a "supply main" as contemplated in the Municipality's Electricity By-Laws of 2002, for the following reasons:

- The Municipality is not licensed to supply electricity to Ergo in terms of the Municipality's Temporary Distribution Licence.
- The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation.
- The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate.
- Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption, therefore, as determined by Eskom on a monthly basis.
- The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the *bona fide* and reasonable belief that the Municipality was competent to supply electricity to it.

Subsequent to December 2014 up to June 30, 2015, the Municipality has invoiced Ergo for approximately R13.4 million in surcharges of which R11.4 million has been paid into an attorney's trust account at June 30, 2015 pending the final determination of the dispute.

Ekurhuleni rates and taxes dispute

The Municipality has brought an action against ERPM claiming an amount of R43 million in respect of outstanding rates and taxes which are allegedly owing. ERPM has employed experts to investigate the allegations and believes that this claim is unfounded. ERPM is defending this action on the belief that there are sufficient defences to the claim, therefore an outflow of resources is remote. At June 30, 2015, the difference between the amount claimed by the municipality and the amount accepted by ERPM as due has increased to R60 million resulting from subsequent invoices.

Appeal hearing against valuation of properties by the Ekurhuleni Municipality

ERPM was involved in a further dispute with the Ekurhuleni Metropolitan Municipality ("Municipality") in respect of the valuation of various freehold properties of which ERPM is the registered owner. This pertained to the levying of rates and taxes for the 2008 general valuation roll. The aggregate valuation of these properties is approximately R400 million. ERPM has appealed against these valuations in terms of the provisions of the Local Government: Municipal Property Rates Act, 6 of 2004 ("Rates Act") on the basis of inter alia the calculation methodology employed by the Municipal Valuer on behalf of the Municipality. The hearings in respect of the appeal were heard in June 2013.

ERPM's challenge of the valuations was successful when Valuation Appeal Board set aside the valuations during March 2014. ERPM managed to yield a first-stage victory against the Municipality. The valuation appeal board ("VAB") in March 2014 conceded that tailings dumps constitute movable property and as such, are to be excluded from the valuation. The VAB accepted the argument advanced by ERPM that the employment by the Municipal Valuer of the so-called "parent and child" method in entering values relating to a multitude of properties against one property in the valuation roll was incorrect. Furthermore, it was accepted that this illustrated that the Municipal Valuer did not value the land, but rather the right to mine and subsequently, and ultimately, sell the minerals, which was contrary to the Rates Act and valuation principles; the result of such calculation was simply the capital value of the right to mine and to sell the minerals concerned and has nothing to do with the value of the land. Furthermore, the VAB stated that the methodology adopted by the Municipal Valuer for the purpose of the Rates Act, to value properties encumbered by surface right permits ("SRPs"), in this case mining property, as a going concern, ignoring the encumbrances of the SRPs on the property, was not regarded by the VAB as an acceptable methodology in determining the value of the freehold properties. However, the Municipality published a new general valuation roll for 2013. The roll was implemented with effect from July 1, 2013, i.e. it is for the financial years July 1, 2013 to June 30, 2017. In terms of this latter roll, and notwithstanding our success in respect of the previous valuation roll, the Municipality has valued the freehold properties of which ERPM is the registered owner in excess of R600 million. Despite lodging our objections thereto in April 2013, there has been no further progress of this matter.

Silicosis Litigation

As a result of the South African Constitutional Court decision permitting individuals employed as miners with occupational lung diseases to sue their current or former employers for damages outside the statutory compensation scheme, we could be subject to claims against us from previous or current employees, including a potential class action or similar group claim.

In January 2013, DRDGOLD, ERPM ("the Companies") and 30 other mining companies ("the Respondents") were served with a court application for a class action issued in the South Gauteng High Court by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Companies and the Respondents conducted underground mining operations in such a negligent manner that the former mineworkers contracted silicosis. The applicants have not yet quantified the amounts which they would like the Respondents to pay as damages.

The Companies are currently gathering information in preparation for the matter. An answering affidavit opposing the application for the certification of a class action was filed with the High Court on 24 June 2014. The hearing in respect of the certification of a class action commenced on October 12, 2015 and is scheduled to conclude on October 23, 2015. Prior to the commencement of the hearing, the applicants withdrew the application against Village Main Reef Limited and Simmer & Jack Mines Limited. Judgment is expected in February 2016.

Taking into account that the silicosis claim is still at certification stage and should anyone bring similar claims against the Companies in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Companies and that it was contracted due to negligence on the Companies' part. The link between the alleged cause, negligence by the Companies (while in its employ), and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to the costs the Companies would incur in the future and due to the uncertainty of the outcome of these claims, no reliable estimation can be made for the possible liability.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

5A. OPERATING RESULTS

Business overview

We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. Our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa. Our operating footprint is unique, in that it involves some of the largest concentration of gold tailings deposits in the world, situated within the city boundaries of Johannesburg and its suburbs.

The success of DRDGOLD's long-term goal to extract as much gold as possible from its assets depends, to a large extent, on how effectively it continues to manage its resources.

DRDGOLD uses sustainable development to direct its strategic thinking. Our goal is to optimally utilise an entire resource over the long term, thereby seeking sustainable benefits in respect to the following capitals, each of which is essential to our operation and our financial, manufactured, natural, social and human capital.

We also aim to align and overlap the interests of each of these capitals in such a manner that an investment in any one translates into value-added increases in as many of the others as possible. We therefore seek to achieve an enduring and harmonious alignment between them, and we pursue these criteria in the feasibility analysis of each investment. The board intends to explore the opportunities made possible by technology, which means further investment in R&D, to improve gold recoveries even further over the long term.

During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely South Africa.

Set forth below is a brief overview of our operations.

Key drivers of our operating results and principal factors affecting our operating results

The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:

- The price of gold, which fluctuates both in terms of dollars and rands;
- Our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
- Our cost of producing gold, including the effects of mining efficiencies; and
- General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in South Africa.

Gold price

Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. As a result, our operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-term changes because of speculative activities. The demand for and supply of gold affects gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices and we do not hedge against changes in gold prices.

The following table indicates data relating to the dollar gold spot price for the 2015, 2014 and 2013 fiscal years:

	2015 fiscal year	2014 fiscal year	% change
Opening gold spot price on July 1,	$1,315 per ounce	$1,192 per ounce	10%
Closing gold spot price on June 30,	$1,172 per ounce	$1,315 per ounce	(11%)
Lowest gold spot price during the fiscal year	$1,141 per ounce	$1,192 per ounce	(4%)
Highest gold spot price during the fiscal year	$1,338 per ounce	$1,426 per ounce	(6%)
Average gold spot price for the fiscal year	$1,224 per ounce	$1,296 per ounce	(6%)

	2014 fiscal year	2013 fiscal year	% change
Opening gold spot price on July 1, ...	$1,192 per ounce	$1,599 per ounce	(25%)
Closing gold spot price on June 30, ...	$1,315 per ounce	$1,192 per ounce	10%
Lowest gold spot price during the fiscal year	$1,192 per ounce	$1,192 per ounce	-
Highest gold spot price during the fiscal year.................	$1,426 per ounce	$1,792 per ounce	(20%)
Average gold spot price for the fiscal year	$1,296 per ounce	$1,606 per ounce	(19%)

	2013 fiscal year	2012 fiscal year	% change
Opening gold spot price on July 1, ...	$1,599 per ounce	$1,506 per ounce	6%
Closing gold spot price on June 30, ...	$1,192 per ounce	$1,599 per ounce	(25%)
Lowest gold spot price during the fiscal year	$1,192 per ounce	$1,483 per ounce	(20%)
Highest gold spot price during the fiscal year.................	$1,792 per ounce	$1,895 per ounce	(5%)
Average gold spot price for the fiscal year	$1,606 per ounce	$1,673 per ounce	(4%)

Our production has been sourced from South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) decreased from R14,185 per ounce in 2013 to R13,614 per ounce in 2014, a 4% decrease, and increased to R13,989 per ounce in 2015, a 4% increase from fiscal 2014.

An increase/ (decrease) of 10% in the rand gold price throughout fiscal 2015 would have increased/ (decreased) revenue by approximately R 210.5 million (2014: 180.9 million).

Gold production

In fiscal 2015, total production increased to 150,145 ounces (produced from 23.8 million tonnes milled at an average yield of 0.197g/t) from 132,909 ounces in fiscal 2014 (produced from 23.9 million tonnes milled at an average yield of 0.193g/t). The increase was due to a sharp turnaround in the performance of the Ergo plant.

In fiscal 2014, total production decreased to 132,909 ounces (produced from 23.9 million tonnes milled at an average yield of 0.173g/t) from 146,381 ounces in fiscal 2013 (produced from 23.3 million tonnes milled at an average yield of 0.20g/t). The decrease was due to lower recoveries in the FFG circuit as well as production in the FFG being temporarily suspended to introduce a number of engineering upgrades and to revisit the plant's carbon management regime.

Our costs and expenses consist primarily of operating costs and depreciation. Operating costs include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables, water electricity, labor, and specialized service providers are the largest components of operating costs, constituting 46%, 20%, 17% and 16%, respectively, of operating costs for fiscal 2015, compared to 50%, 18%, 17% and 15%, respectively, of operating costs for fiscal 2014 and 46%, 18%, 17% and 19% respectively of the operating costs for fiscal 2013.

Operating costs

Our cash operating costs per kilogram remained stable in fiscal 2015 at R372,932 per kilogram due to increased gold production that helped to offset the cost of running all three streams of the float circuit and of general inflationary increases averaging 7.4% year-on-year. Our cash operating costs per kilogram increased by 20% to R372,671 per kilogram in fiscal 2014 from R310,763 per kilogram in fiscal 2013 mainly due to lower gold production as well as above inflation increases in prices of key consumables, labor and electricity.

General economic factors

All our operations are located in South Africa. We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

For the years ended June 30, 2015, June 30, 2014 and June 30, 2013, all of our revenues were generated from South Africa, all of our operating costs were denominated in rand and we derived all of our revenues in dollars. As the price of gold is denominated in dollars and we realize our revenues in dollars, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.

In 2015 and 2013 the weakening in the Dollar gold price was outweighed by the weakening of the rand against the dollar while in fiscal 2014 a weakening in the Dollar gold price outweighed the weakening of the rand against the dollar. This resulted in an increase in the Rand gold price received of 4% in fiscal 2015, a 6% decrease in fiscal 2014 and an increase of 9% in fiscal 2013.

As an unhedged gold producer, we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our plants or to continue the development of some or all of our projects.

Effect of inflation and exchange rates

In the past, our operations have been materially adversely affected by inflation. If there is a significant increase in inflation in South Africa without a concurrent devaluation of the rand or an increase in the price of gold, our costs will increase and if such a cost increase is not affected by an increase in the price of gold, this will negatively affecting our operating results.

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the table below:

	Fiscal year ended		
Year ended June 30,	**2015 (%)**	**2014 (%)**	**2013 (%)**
The average rand/dollar exchange rate weakened by	11	17	14
CPI (inflation rate)	5.2	6.6	5.5

South African political, economic and other factors

We are a South African company and all our revenue producing operations are based in South Africa. As a result, we are subject to various economic, fiscal, monetary and political factors that affect South African companies generally, including exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. Over the last few years, certain aspects of exchange controls for companies and individuals have been incrementally relaxed. It is, however, impossible to predict when, if ever, the South African Government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see Item 10D. Exchange controls.

On May 1, 2004, the Mineral and Petroleum Resources Development Act (MPRD Act) became effective. Prior to the introduction of the MPRD Act, private ownership in mineral rights and statutory mining rights in South Africa could be acquired through the common law or by statute. Now, all mineral rights have been placed under the custodianship of the South African Government under the provisions of the MPRD Act, and "old order" proprietary rights need to be converted to "new order" rights of use within certain prescribed periods. We have submitted certain applications in this regard. This process is described in more detail under Item 4B. Business Overview – Governmental regulations and their effects on our business - South Africa - Common Law Mineral Rights and Statutory Mining Rights.

Recent developments

Ergo

In late August 2014 the flotation and fine grind project (or FFG) was restarted to treat one third of the Ergo plant throughput. We started up the second and third sets of float cells in January 2015 and these became fully operational in February 2015 treating the remainder of the Ergo plant throughput through the FFG from this date. We now own 100% of EMO and our BBBEE partners own 10% of DRDGOLD.

On July 1, 2012, DRDGOLD restructured the Group's surface operations into Ergo Mining in order to improve synergies, affect cost savings and implement a simpler group structure. Ergo Mining is a wholly-owned subsidiary of Ergo Mining Operations Proprietary Limited, or EMO. Ministerial consent for this restructuring in terms of section 11 of the MPRD Act was obtained during the year ended June 30, 2015 and completed the roll-up of the stake of our broad based black economic empowerment (BBBEE) partners in EMO into DRDGOLD.

Blyvoor

On February 11, 2012, DRDGOLD, Village Main Reef Limited (VMR), Blyvoor and Business Venture Investments No 1557 Proprietary Limited (a wholly owned subsidiary of VMR) (Purchaser) entered into a sale of shares and claims agreement. Pursuant to terms of the Agreement, DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to 74% of the total issued ordinary share capital of Blyvoor) (Sale Shares) and its working capital and shareholder loan claims against Blyvoor, or the Sale Claims to the Purchaser (the Transaction). The Transaction is divided into the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser, and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser. The purchase consideration payable in respect of the Sale Claims and the Sale Shares shall be discharged by VMR through the issue of 85,714,286 new ordinary shares in VMR (VMR Shares) to DRDGOLD and an amount of R1 payable in cash by VMR, respectively.

The Part A Sale was completed on June 1, 2012, at which time 65,714,286 of the Village Main Reef Limited ("VMR") Shares were issued directly to DRDGOLD and 20,000,000 are held in escrow (Escrow Shares) pending completion of the Part B Sale. The Part B Sale is subject to the fulfillment, or waiver of certain conditions precedent.

The first of the Part B conditions precedent - the notarial execution and registration of the new order mining rights after Blyvoor successfully applied for the conversion of the rights - was required to be satisfied during fiscal 2014. DRDGOLD contends that VMR failed to complete certain administrative steps associated with the registration of Blyvoor's New Order Mining Rights. DRDGOLD is alleging that this constituted a breach of contract and a Prejudicial Act on the part of VMR, which entitles DRDGOLD to relief. The second of the conditions precedent - Section 11 Approval - has also not been obtained.

While the fulfilment of the conditions precedent of Part B of the disposal is in dispute between the parties, the parties entered into a settlement agreement pursuant to which the parties to the settlement agreement agreed to terminate the procedures relating to the dispute, not to pursue arbitration and to settle the escrow shares and dividends equally between the parties. DRDGOLD fully reserves all rights as against third parties – including any such regulatory authorities – regarding the terms of the settlement and the right to rely upon our stated position regarding the fulfillment of Part B.

During the year ended June 30, 2015 all the VMR shares held by DRDGOLD were sold to Heaven-Sent Capital Management Group Company Limited as part of their offer to acquire the entire issued share capital of VMR for a cash consideration of R12.25 per VMR share. Fair value adjustments amounting to R19.9 million were reclassified to profit or loss on the disposal.

Key financial and operating indicators

The table below presents the key performance measurement data for the past three fiscal years: The financial results for the years ended June 30, 2015, 2014 and 2013 below are stated in accordance with IFRS as issued by the IASB. The table also includes the key performance measures for our business and its profitability, which are revenue, gold production, gold prices, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure (additions to PP&E) and Ore Reserves.

Operating data

	Year ended June 30,		
	2015	2014	2013
Revenue (R'000)	2,105,298	1,809,434	2,076,496
Gold production (ounces)	150,145	132,909	146,381
Gold production (kilograms)	4,670	4,134	4,553
Gold sold (ounces)	149,984	134,420	145,738
Gold sold (kilograms)	4,665	4,181	4,533
Average spot gold price (R/kilogram)	450,813	437,696	456,072
Average gold price received (R/kilogram)	451 297	432 775	458,084
Net operating costs (R'000)	1,721,035	1,549,400	1,397,177
Cash operating costs (R'000)	1,741,592	1,540,622	1,414,904
Cash operating costs (R/kilogram) [1]	372,932	372,671	310,763
All-in sustaining costs (R/kilogram) [1]	411,548	401,691	362,599
All-in costs (R/kilogram) [1]	422,095	436,503	433,669
Additions to property, plant and equipment (R'000)	113,335	158,593	368,478
Ore Reserves (ounces)	1,863,000	1,524,000	1,676,000

[1] Cash operating costs, all-in sustaining costs and all-in costs are non-IFRS financial measures of performance that we use to determine cash costs of operating our mines and to monitor performance of our mining operations. For a reconciliation of those measures to operating costs, see Item 5A.: "Operating Results" - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram on page 48.

Revenue

Revenue increased to R2,105 million in fiscal 2015 from R1,809 million in fiscal 2014 mainly due to a 4% increase in the average rand gold price received of R451,297 per kilogram and an 13% increase in gold produced.

Revenue decreased to R1,809 million in fiscal 2014 from R2,076 million in fiscal 2013 mainly due to a 9% decrease in gold production and a 6% decrease in the average gold price received.

Gold production

In fiscal 2015, total production increased to 150,145 ounces (produced from 23.8 million tonnes milled at an average yield of 0.197g/t) from 132,909 ounces in fiscal 2014 (produced from 23.9 million tonnes milled at an average yield of 0.193g/t). The increase was due to a sharp turnaround in the performance of the Ergo plant.

In fiscal 2014, total production decreased to 132,909 ounces (produced from 23.9 million tonnes milled at an average yield of 0.173g/t) from 146,381 ounces in fiscal 2013 (produced from 23.3 million tonnes milled at an average yield of 0.20g/t). The decrease was due to lower recoveries in the FFG circuit as well as production in the FFG being temporarily suspended to introduce a number of engineering upgrades and to revisit the plant's carbon management regime.

Cash operating costs, all-in sustaining costs and all-in costs per kilogram

Cash operating costs include costs for all mining, processing, administration, royalties and production taxes, but exclude depreciation, depletion and amortization, rehabilitation, retrenchment costs and corporate administration costs. Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. Cash operating costs per kilogram have been calculated on a consistent basis for all periods presented.

All-in sustaining costs per kilogram is a measure on which guidance was provided by the World Gold Council and include cash operating costs of production plus, on-site general and administrative costs, royalties and production taxes, sustaining capital, sustaining exploration, the accretion of rehabilitation costs, but excludes depreciation, retrenchment costs, finance costs, depletion and amortization, reclamation and closure costs. All-in sustaining costs per kilogram are calculated by dividing all-in sustaining costs by kilograms of gold produced. All-in sustaining costs per kilogram have been calculated on a consistent basis for all periods presented.

All-in costs per kilogram is a measure on which guidance were provided by the World Gold Council and include total operating costs, plus all-in sustaining costs, non-sustaining capital costs relating to projects, retrenchment costs, capital recoupment relating to non-sustaining capital, ongoing rehabilitation expenditure, and non-operating costs, but exclude taxation, minority interest, finance costs, profit or loss from associates and the cumulative effect of accounting adjustments. All-in costs per kilogram are calculated by dividing all-in costs by kilograms of gold produced. All-in costs per kilogram have been calculated on a consistent basis for all periods presented.

Cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are non-IFRS financial measures that should not be considered by investors in isolation or as alternatives to operating costs, net profit/(loss) attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council provided guidance for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are useful indicators to investors and our management of an individual mine's performance and of the performance of our operations as a whole as they provide:

- an indication of a mine's profitability and efficiency;
- the trends in costs;
- a measure of a mine's margin per kilogram, by comparison of the cash operating costs per kilogram by mine to the price of gold; and
- a benchmark of performance to allow for comparison against other mines and mining companies.

For fiscal 2015, cash operating costs remained stable at R372,932 per kilogram of gold compared to R372,671 per kilogram of gold in fiscal 2014. For the same period all-in sustaining costs per kilogram increased to R411,548 per kilogram of gold from R401,691 per kilogram of gold and all-in costs per kilogram decreased to R422,095 per kilogram from R436,503 per kilogram. The stable cash operating costs per kilogram was due to increased gold production that helped to offset the cost of running all three streams of the float circuit and of general inflation increase averaging 7.4% year-on-year. All-in sustaining costs per kilogram were higher, a consequence of a 65% increase in sustaining capital expenditure to R113.3 million, and a reduction in the decrease in provision for environmental provision from R86.6 million to R20.4 million, both offset by higher gold production. The total all-in costs per kilogram decreased mainly due to the decrease in non-sustaining capital expenditure relating to the completion of the flotation and fine-grind project.

For fiscal 2014, cash operating costs increased to R372,671 per kilogram of gold from R310,763 per kilogram of gold in fiscal 2013. All-in sustaining costs per kilogram increased to R401,691 per kilogram of gold in fiscal 2014 from R362,599 per kilogram of gold in fiscal 2013. All-in costs per kilogram increased to R436,503 per kilogram of gold in fiscal 2014 from R433,669 per kilogram of gold in fiscal 2013. The increase in cash operating costs and all-in sustaining costs per kilogram were due to lower gold production and above inflation increases in prices of key consumables, labor and electricity. The increase in the all-in sustaining costs was lower than the increase in cash operating costs a result of a decrease in corporate costs. The total all-in costs per kilogram increased despite the decrease in non-sustaining capital relating to the completion of the flotation and fine-grind project primarily due to the foregoing as well as the one-off R26.5 million capital recoupment that was recognised by the head office in fiscal 2013 that did not recur in fiscal 2014.

Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram

A reconciliation of cash operating costs to operating costs as per our operating segment, all-in sustaining costs and all-in costs for each of the years ended June 30, 2015, 2014 and 2013 is presented below. We have also provided below details of the amount of gold produced by each mine for each of those periods.

For the year ended June 30, 2015
(in R'000, except as otherwise noted)

	Ergo	ERPM[1]	Other[1]	Total
Operating costs	1,772,027	14,767	86	**1,786,880**
Ongoing rehabilitation expenditure	(30,630)	(1,098)	-	**(31,728)**
Care and maintenance costs	-	(13,669)	(86)	**(13,755)**
Other operating income	115	-	-	**115**
Cash operating costs[2]	1,741,512	-	-	**1,741,512**
Movement in gold in process	(20,557)	-	-	**(20,557)**
Net operating costs	1,720,955	-	-	**1,720,955**
Plus:				
Administration expenses, general costs and other	32,668	220	35,973	**68,861**
Movement in provision for environmental rehabilitation	(15,840)	(4,603)	-	**(20,443)**
Unwinding of rehabilitation provision	37,306	1,685	-	**38,991**
Sustaining capital	113,322	-	-	**113,322**
All-in sustaining costs	1,888,411	(2,699)	35,973	**1,921,686**
Plus:				
Retrenchment costs	2,794	-	4,356	**7,150**
Care and maintenance costs	-	13,669	86	**13,755**
Ongoing rehabilitation expenditure	30,630	1,098	-	**31,728**
Capital recoupment	(3,391)	-	-	**(3,391)**
Non-sustaining capital	13	-	-	**13**
All-in costs	1,918,457	12,069	40,415	**1,970,941**
Gold produced (ounces)	150,145	-	-	**150,145**
Gold produced (kilograms)	4,670	-	-	**4,670**
Cash operating costs per kilogram (R per kilogram)	372,932	-	-	**372,932**
All-in sustaining costs per kilogram (R per kilogram)	404,371	-	-	**411,548**
All-in costs per kilogram (R per kilogram)	410,804	-	-	**422,095**

[1] Relates to other non-core operating entities within the Group and is included under 'Corporate office and other reconciling items' in our segmental reporting.
[2] Cash operating costs equate to cash operating costs of production.

For the year ended June 30, 2014
(in R'000, except as otherwise noted)

	Ergo	ERPM[1]	Other[1]	Total
Operating costs	1,582,936	15,364	-	**1,598,300**
Ongoing rehabilitation expenditure	(29,973)	-	-	**(29,973)**
Care and maintenance costs	-	(15,364)	-	**(15,364)**
Other operating expenses	(12,341)	-	-	**(12,341)**
Cash operating costs[2]	1,540,622	-	-	**1,540,622**
Movement in gold in process	8,828	-	-	**8,828**
Net operating costs	1,549,450	-	-	**1,549,450**
Plus:				
Administration expenses, general costs and other	62,330	1,567	27,549	**91,446**
Movement in provision for environmental rehabilitation	(82,281)	(4,324)	-	**(86,605)**
Unwinding of rehabilitation provision	36,300	1,719	-	**38,019**
Sustaining capital	68,279	-	-	**68,279**
All-in sustaining costs	1,634,078	(1,038)	27,549	**1,660,589**
Plus:				
Retrenchment costs	1,074	1,086	4,588	**6,748**
Care and maintenance costs	-	15,364	-	**15,364**
Ongoing rehabilitation expenditure	29,973	-	-	**29,973**
Capital recoupment	(1,276)	-	-	**(1,276)**
Non-sustaining capital	93,106	-	-	**93,106**
All-in costs	1,756,955	15,412	32,137	**1,804,504**
Gold produced (ounces)	132,909	-	-	**132,909**
Gold produced (kilograms)	4,134	-	-	**4,134**
Cash operating costs per kilogram (R per kilogram)	372,671	-	-	**372,671**
All-in sustaining costs per kilogram (R per kilogram)	395,278	-	-	**401,691**
All-in costs per kilogram (R per kilogram)	425,001	-	-	**436,503**

[1] Relates to other non-core operating entities within the Group and is included under 'Corporate office and other reconciling items' in our segmental reporting.
[2] Cash operating costs equate to cash operating costs of production.

For the year ended June 30, 2013
(in R'000, except as otherwise noted)

	Ergo	ERPM[1]	Other[1]	Total
Operating costs	1,477,188	20,251	-	**1,497,439**
Ongoing rehabilitation expenditure	(45,444)	-	-	**(45,444)**
Care and maintenance costs	-	(20,251)	-	**(20,251)**
Other operating expenses	(16,480)	-	-	**(16,480)**
Cash operating costs[2]	1,414,904	-	-	**1,414,904**
Movement in gold in process	(17,727)	-	-	**(17,727)**
Net operating costs	1,397,177	-	-	**1,397,177**
Plus:				
Administration expenses, general costs and other	75,358	8,382	16,917	**100,657**
Movement in provision for environmental rehabilitation	35,694	22	(20,382)	**15,334**
Unwinding of rehabilitation provision	31,982	1,555	-	**33,537**
Sustaining capital	95,071	9,052	86	**104,209**
All-in sustaining costs	1,635,282	19,011	(3,379)	**1,650,914**
Plus:				
Retrenchment costs	-	-	565	**565**
Care and maintenance costs	-	20,251	-	**20,251**
Ongoing rehabilitation expenditure	45,444	-	-	**45,444**
Capital recoupment	(131)	(11,356)	(15,000)	**(26,487)**
Non-sustaining capital	260,903	-	22,904	**283,807**
All-in costs	1,941,498	27,906	5,090	**1,974,494**
Gold produced (ounces)	146,381	-	-	**146,381**
Gold produced (kilograms)	4,553	-	-	**4,553**
Cash operating costs per kilogram (R per kilogram)	310,763	-	-	**310,763**
All-in sustaining costs per kilogram (R per kilogram)	359,166	-	-	**362,599**
All-in costs per kilogram (R per kilogram)	426,422	-	-	**433,669**

[1] Relates to other non-core operating entities within the Group and is included under 'Corporate office and other reconciling items' in our segmental reporting.
[2] Cash operating costs equate to cash operating costs of production.

Capital expenditure

During fiscal 2015, capital expenditure in relation to property, plant and equipment was R90.9 million, compared to R158.6 million in fiscal 2014, a decrease of 43%. Capital expenditure in relation to property, plant and equipment decreased primarily as a result of the completion of the new flotation and fine-grind project. In fiscal 2015, Ergo spent R16.1 million on the refurbishment of the remaining five carbon-in-leach tanks at Ergo and R7.3 million on bringing the Van Dyk site on line, both for increased flexibility and volume capacity, R21.7 million on the Rondebult sewerage water project, R7.4 million on expansion and rehabilitation of the Brakpan Tailings Dam, R6.1 million on the refurbishment of a thickener, R5.7 million on the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit, and R 26.6 million on other items.

During fiscal 2014, capital expenditure in relation to property, plant and equipment was R158.6 million, compared to R368.5 million in fiscal 2013, a decrease of 57%. Capital expenditure in relation to property, plant and equipment decreased primarily as a result of the construction of the new flotation and fine-grind project being completed in the first half of fiscal 2014. In fiscal 2014, Ergo spent R89.5 million on the flotation and fine-grind project, R32.4 million on Reclamation site 4A6, R6.2 million on rehabilitation of the Brakpan Tailings Dam and R 26.7 million on other capital items.

For a summary of capital expenditure, see Item 4D. Property, Plant and Equipment.

Attributable Ore Reserves

In fiscal 2015, our attributable Ore Reserves (imperial) increased by 22% from 1.5 million ounces at June 30, 2014, to 1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in EMO and, to a lesser extent, the decrease in the cut-off grade due to the increase in the Rand gold price.

As at June 30, 2014, our attributable Ore Reserves were estimated at 1.5 million ounces, as compared to 1.7 million ounces at June 30, 2013, representing a 9% decrease. The decrease was mainly due to depletion.

We seek to increase our attributable Ore Reserves through the acquisition of new Ore Reserves.

	Year ended June 30,					
	2015		**2014**		**2013**	
	Ounces '000	**Kilograms**	**Ounces '000**	**Kilograms**	**Ounces '000**	**Kilograms**
Ergo	1,863	57,952	1,524	47,389	1,676	52,127
Total Ore Reserves....................................	**1,863**	**57,952**	**1,524**	**47,389**	**1,676**	**52,127**

Ergo's Reserves include the Elsburg and Benoni tailings complexes which are being processed by Ergo, however the mining rights for these tailings are owned by ERPM. Crown's Ore reserves have also been included under Ergo.

.

Critical accounting policies that require significant judgment

Some of our significant accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

Management believes the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

- Recoverable amount of mining assets and depreciation
- Estimate of exposure and liabilities with regard to rehabilitation costs
- Estimate of tax
- Valuation of financial instruments

Management has discussed the development and selection of each of these critical accounting policies with the Board of Directors and the Audit Committee, both of which have approved and reviewed the disclosure of these policies. Our significant accounting policies relating to our accounting estimates and judgments are described in more detail in note 1 to the consolidated financial statements. Refer to Item 18 Financial statements'. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18 Financial statements'.

Property, plant and equipment

Actual expenditures incurred for mineral property interests, mine development costs, mine plant facilities and equipment are capitalized to the specific mine to which the cost relates. Depreciation is calculated using the units of production method. Other assets are depreciated using the straight-line method over the expected life of these assets. Under the units of production method, we estimate the depreciation rate based on actual production over total Proven and Probable Ore Reserves of the particular mine, which are calculated using our life of mine plan and a gold price at the end of each financial year. This rate is then applied to actual costs capitalized to date to arrive at the depreciation expense for the period. Proven and Probable Ore Reserves of the particular mine reflect estimated quantities of economically and legally recoverable reserves. Changes in management's estimates of the quantities of economically recoverable reserves impact depreciation on a prospective basis. The estimate of the total reserves of our mines could be materially different from the actual gold mined due to changes in the factors used in determining our Ore Reserves, such as the gold price, foreign currency exchange rates, labor costs, engineering evaluations of assay values derived from sampling of drill holes and other openings. Any change in management's estimate of the total Proven and Probable Ore Reserves would impact the depreciation charges recorded in our consolidated financial statements.

Impairment of property, plant and equipment

The carrying amounts of assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of property, plant and equipment is generally determined utilizing discounted future cash flows. We also consider such factors as our market capitalization, the quality of the individual ore body and country risk in determining the recoverable amount.

Deferred income and mining taxes

Deferred taxation is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and equity accounted investments to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.

The amount recognized as a deferred tax asset is generally determined utilizing discounted future cash flows. We consider all factors that could possibly affect the probability that future taxable profit will be available against which unused tax credits can be utilized. These factors included profitability of the operations and an estimate of the gold price. The amount recognized as a deferred tax asset is sensitive to the current gold spot price.

Future environmental rehabilitation costs

The decommissioning provision for environmental rehabilitation represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognized and included within mining properties. Provisions for environmental rehabilitation are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the obligation is included in profit or loss. Estimated future costs of environmental rehabilitation are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalized or reversed against the related asset but taken to profit or loss if there is no related asset left. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on our environmental management plans in compliance with current technological, environmental and regulatory requirements.

The restoration provision for environmental rehabilitation represents the costs of restoring site damage after the start of production. Increases in the provision are recognized in profit or loss as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.

In South Africa, annual contributions are made to dedicated Rehabilitation Trust Funds and investments in funds held in insurance instruments, which are to be used to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine.

Financial instruments

Financial instruments recognized on the statement of financial position include investments, trade and other receivables, cash and cash equivalents, long- and short-term interest-bearing borrowings, trade and other payables, and bank overdrafts. Financial instruments are initially recognized at fair value and include any directly attributable transaction costs, except those financial instruments measured at fair value through profit or loss.

If the value of the financial instrument cannot be obtained from an active market, we have established fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, refined to reflect the issuer's specific circumstances.

The valuations of unlisted investments are based on the underlying net asset values of these investments. The valuations have been compared to information available in the market regarding other market participants' view on the value of the underlying investment.

Operating results

Comparison of financial performance for the fiscal year ended June 30, 2015 with fiscal year ended June 30, 2014

Revenue

The following table illustrates the year-on-year change in revenue for fiscal 2015 in comparison to fiscal 2014:

| R'000 | Total revenue 2014 | Impact of change in volume | | Impact of change in price | Net change | Total revenue 2015 |
		Disposals	Internal growth/ (decline)			
Ergo..	1,809,434	-	209,463	86,401	295,864	2,105,298
Total Operations	**1,809,434**	**-**	**209,463**	**86,401**	**295,864**	**2,105,298**

Revenue for fiscal 2015 increased by R295.9 million, or 16%, to R2,105.3 million. The increase in revenue is mainly due to a 4% increase in the average rand gold price received amounting to R451,297 per kilogram and a 12% increase in gold sold.

Net operating costs

Net operating costs are a non-IFRS measure. For a reconciliation of this measure see page 48. The following table illustrates the year-on-year change in net operating costs for fiscal 2015 in comparison to fiscal 2014:

| R'000 | Net operating costs 2014 | Impact of change in volume | | Impact of change in costs | Net change | Net operating costs 2015 |
		Disposals	Internal growth/ (decline)			
Ergo..	1,549,450	-	170,286	1,219	171,505	1,720,955
Total	**1,549,450**	**-**	**170,286**	**1,219**	**171,505**	**1,720,955**

Net operating costs are linked directly to the level of production of a specific fiscal year. Net operating costs in fiscal 2015 increased by 11% to R1,721.0 million compared to operating costs of R1,549.4 million in fiscal 2013 due to increased gold production that helped to offset the cost of running all three streams of the float circuit and of general inflationary increases averaging 7.4% year-on-year.

The following table lists the major components of net operating costs for each of the fiscal years set forth below:

Costs	Years ended June 30,		
	2015	**2014**	**2013**
Consumables and other	46%	50%	46%
Electricity and water	20%	18%	18%
Labor	18%	17%	17%
Specialized service providers	16%	15%	19%

Movements in provision for environmental rehabilitation

As of June 30, 2015, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be R510.9 million as compared to R471.7 million at June 30, 2014. The increase in the provision for environmental rehabilitation in fiscal 2015 was due a R29.7 million increase in the estimated cost of decommissioning which is mostly attributable to the increase in the capacity of the Brakpan deposition site that was attributed to property, plant and equipment as well as the unwinding of the provision of R39.0 million (fiscal 2014: R38.0 million). These increases were offset by a R 9.0 million (2014: R14.2 million) reduction in the provision resulting from rehabilitation work conducted during fiscal 2015, as well as a benefit of R20.4 million (fiscal 2014: 86.6 million) recorded in profit/(loss), mostly attributable to a decrease in the oversized material that management expects to rehabilitate resulting from a decrease in the estimated cost of restoration.

A total of R96.5 million was invested in our various environmental trust funds as at the end of fiscal 2015, as compared to R90.9 million for fiscal 2014. The increase is attributable to R5.6 million interest received on these funds during fiscal 2015. A total of R100.3 million (2014: R93.7 million) is invested in funds held in insurance instruments to provide financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. As at June 30, 2015 guarantees amounting to R404.0 million were issued to the DMR (2014: 305.7 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Depreciation

Depreciation charges were R193.3 million for fiscal 2015 compared to 160.0 million for fiscal 2014. The increase was mainly attributable to the completion of the FFG project during late fiscal 2014, therefore being depreciated for a longer period during fiscal 2015.

Retrenchment costs

Retrenchment costs increased to R7.2 million in fiscal 2015 from R6.8 million in fiscal 2014. These costs were incurred due to the restructure of the executive and senior management with a view to right-sizing the corporate footprint and reducing costs.

Impairments

In fiscal 2015, an impairment amounting to R7.9 million (2014: R56.6 million) was recognized. The impairment consisted of R3.1 million against property, plant and equipment at a specific asset level, R3.6 million against our investments in VMR and West Wits Mining and R1.2 million against cash and cash equivalents.

Administration expenses and general costs

The administration expenses and general costs decreased in fiscal 2015 to R56.2 million from R78.1 million in fiscal 2014, a decrease of R21.9 million. In fiscal 2015 administration expenses and general costs included a non-recurring gain on disposal of property amounting to R13.2 million (2014: R0.9 million). These costs further decreased due to the implementation of various cost cutting initiatives at the corporate office.

Finance income

Finance income increased from R28.0 million in fiscal 2014 to R51.5 million in fiscal 2015. The increase was mainly due to a fair value adjustment on available-for-sale investments reclassified to profit or loss of R19.9 million and a profit on disposal of equity accounted investment of R5.9 million.

Finance expenses

Finance expenses decreased from R52.3 million in fiscal 2014 to R49.6 million in fiscal 2015. The decrease was mainly attributable to the interest paid on the Domestic Medium Term Note Program (see Item 5B. Liquidity and Capital Resources – Borrowings and Funding") which decreased with the decrease in borrowings from R148.7 million as at June 30, 2014 to R23.1 million as at June 30, 2015.

Income tax

The tax expense of R28.6 million for fiscal 2015 (R17.6 million for fiscal 2014) consisted of current tax relating to fiscal 2015 of R1.1 million, mostly relating to non-mining income earned by the Group and a deferred tax charge for fiscal 2015 of R28.9 million, mostly relating to mining income. The tax expense for fiscal 2015 also included an overprovision for current tax amounting to R4.4 million and an under provision of deferred tax amounting to R 3.1 million relating to the impact of new tax legislation governing the tax treatment of interest on loan accounts between group entities.

The tax expense of R17.6 million for fiscal 2014 consisted of current tax of R6.4 million, mostly relating to non-mining income earned by the Group, and a deferred tax charge of R11.1 million, mostly relating to mining income despite the loss before tax due to significant non-deductible expenditure in the form of impairments recognised as well as losses incurred for which no deferred tax can be recognised.

Comparison of financial performance for the fiscal year ended June 30, 2014 with fiscal year ended June 30, 2013

Revenue

The following table illustrates the year-on-year change in revenue for fiscal 2014 in comparison to fiscal 2013:

		Impact of change in volume				
R'000	**Total revenue 2013**	**Disposals**	**Internal growth/ (decline)**	**Impact of change in price**	**Net change**	**Total revenue 2014**
Ergo	2,076,496	-	(161,244)	(105,817)	(267,062)	1,809,434
Total Operations	**2,076,496**	**-**	**(161,244)**	**(105,817)**	**(267,062)**	**1,809,434**

Revenue for fiscal 2014 decreased by R267.1 million, or 13%, to R1,809.4 million. The decrease in revenue is mainly due to a 6% decrease in the average rand gold price received amounting to R432,775 per kilogram and a 9% decrease in gold produced from continuing operations.

Net operating costs

Net operating costs are a non-IFRS measure. For a reconciliation of this measure see page 48. The following table illustrates the year-on-year change in net operating costs for fiscal 2014 in comparison to fiscal 2013:

		Impact of change in volume				
R'000	**Net operating costs 2013**	**Disposals**	**Internal growth/ (decline)**	**Impact of change in costs**	**Net change**	**Net operating costs 2014**
Ergo	1,397,177	-	(128,578)	280,851	152,273	1,549,400
Total	**1,397,177**	**-**	**(128,578)**	**280,851**	**152,273**	**1,549,400**

Operating costs are linked directly to the level of production of a specific fiscal year. Operating costs in fiscal 2014 increased by 11% to R1,549.4 million compared to operating costs of R1,397.2 million in fiscal 2013 due to lower gold production and above inflation increases in prices of key consumables, labor and electricity.

The following table lists the major components of operating costs for each of the years set forth below:

	Years ended June 30,	
Costs	**2014**	**2013**
Labor	17%	17%
Specialized service providers	15%	19%
Consumables and other	50%	46%
Electricity and water	18%	18%

Rehabilitation provision and amounts contributed to environmental trust funds

As of June 30, 2014, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be R471.7 million as compared to R524.3 million at June 30, 2013. The decrease in the provision for environmental rehabilitation in fiscal 2014 was due a R14.2 million reduction in the provision resulting from rehabilitation work conducted during fiscal 2014, changes in discount and inflation rate assumptions as well as changes in the planned rehabilitation techniques to be applied supplemented by the increased use of "grey water" in rehabilitation. These decreases were offset by additional environmental damage incurred due to continuing operations. In fiscal 2014, a benefit of R86.6 million (fiscal 2013: expense of R15.3 million) and the unwinding of the provision of R38.0 million (fiscal 2013: R33.5 million) was recorded in profit / loss.

A total of R90.9 million was invested in our various environmental trust funds as at the end of fiscal 2014, as compared to R86.4 million for fiscal 2013. The increase is attributable to R4.6 million interest received on these funds during fiscal 2014. A total of R93.7 million are invested in funds held in insurance instruments to provide financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. As at June 30, 2014 guarantees amounting to R305.7 million were issued to the DMR. Subsequent to June 30, 2014 an additional guarantee amounting to R98.2 million was issued to the DMR. The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Depreciation

Depreciation charges were R160.0 million for fiscal 2014 compared to R143.8 million for fiscal 2013. The increase was mainly attributable to the completion of the FFG project during December 2013 after which date depreciation commenced.

Retrenchment costs

Retrenchment costs increased to R6.8 million in fiscal 2014 from R0.6 million in fiscal 2013. These costs were incurred due to the restructure of the executive and senior management with a view to right-sizing the corporate footprint and reducing costs.

Impairments

In fiscal 2014, an impairment amounting to R56.6 million was recognized. The impairment consisted of R12.4 million against property, plant and equipment at a specific asset level, R46.9 million against our investment in Rand Refinery and VMR. These were offset by a reversal of impairment of R2.7 million on equity accounted investments.

Administration expenses and general costs

The administration expenses and general costs increased in fiscal 2014 to R78.1 million from R64.5 million in fiscal 2013, an increase of R13.6 million. In fiscal 2014 administration expenses and general costs included a non-recurring gain on disposal of property amounting to R0.9 million (2013: R19.2 million).

Finance income

Finance income decreased from R66.0 million in fiscal 2013 to R28.0 million in fiscal 2014. The decrease was mainly due to dividends received from available-for-sale financial assets in fiscal 2013, amounting to R32.5 million and a decrease of R8.3 million in interest received on lower cash balances.

Finance expenses

Finance expenses increased from R42.0 million in fiscal 2013 to R52.3 million in fiscal 2014. The increase was mainly attributable to the unwinding of the rehabilitation provision amounting to R38.0 million in fiscal 2014 compared to R33.5 million in fiscal 2013 and a decrease in borrowing costs capitalized from R10.9 million in fiscal 2013 to R3.5 million in fiscal 2014. In addition, the interest paid on the Domestic Medium Term Note Program (see Item 5B. Liquidity and Capital Resources – Borrowings and Funding) decreased with the decrease in borrowings from R167.6 million in fiscal 2013 to R148.7 million in fiscal 2014.

Share of losses of equity accounted investments

The R0.3 million share of losses of equity accounted investments relate to impairments of the remaining current assets recognised at Chizim Gold level. On June 30, 2013 Chizim Gold (Pvt) Limited stopped conducting feasibility studies on certain exploration tenements in Zimbabwe. On this date the Group impaired its non-current exploration assets in full through its share of the equity accounted losses of the investee amounting to R50.1 million.

Income tax

The net tax charge of R17.6 million for fiscal 2014 consisted of current tax of R6.4 million, mostly relating to non-mining income earned by the Group, and a deferred tax charge of R11.1 million, mostly relating to mining income despite the loss before tax due to significant non-deductible expenditure in the form of impairments recognised as well as losses incurred for which no deferred tax can be recognised.

The net tax charge of R60.9 million for fiscal 2013 consisted of a current tax charge of R4.2 million, mostly relating to non-mining income earned by the Group, and a deferred tax charge of R56.7 million relating to mining income which was somewhat offset by significant non-deductible expenditure in the form of impairments recognised as well as losses incurred for which no deferred tax can be recognised.

5B. LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

Net cash of R283.6 million was generated by operating activities for fiscal 2015 (fiscal 2014: R80.7 million and fiscal 2013: R502.3 million). During fiscal 2015, the net working capital movement represented an inflow of cash of R42.4 million, compared to an outflow of R39.4 million in fiscal 2014 and an inflow of R55.8 million in fiscal 2013. Cash generated from operating activities increased largely due to 4% increase in the average rand gold price received amounting to R451,297 per kilogram and an 13% increase in gold produced. Cash generated from operating activities during fiscal 2014 decreased largely due to the increase in cash operating costs per kilogram due to lower gold production and above inflation increases in prices of key consumables, labor and electricity.

Cash flows from investing activities

Net cash utilized by investing activities amounted to R37.7 million in fiscal 2015 compared to R171.8 million in fiscal 2014 and R171.8 million in fiscal 2013.

In fiscal 2015, cash utilized by investing activities consisted mainly of R90.9 million in additions to property, plant and equipment, R9.0 million spent on environmental rehabilitation payments, R 0.8 million contributions to rehabilitation obligation funds and R 0.8 million acquisition of non-controlling interests offset by R46.4 million proceeds on the disposal of investments and R17.4 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment was predominantly to create increased flexibility and volume capacity, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal 2015 included:
   o R23.3 million on the refurbishment of the remaining five carbon-in-leach tanks at Ergo and bringing the Van Dyk site on line for increased flexibility and volume capacity, R21.7 million on the Rondebult sewerage water project, R7.4 million on expansion and rehabilitation of the Brakpan Tailings Dam, R6.1 million on the refurbishment of a thickener, R5.7 million on the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit, and R34.1 million on other capital items.

In fiscal 2014, cash utilized by investing activities mainly consisted of R158.6 million in additions to property, plant and equipment and R14.2 million spent on environmental rehabilitation payments, offset by R1.0 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment was predominantly on the Flotation and fine-grind project, Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal 2014 included:
   o R89.5 million on the flotation and fine-grind project, R32.4 million on Reclamation Site 4A6, R6.2 million on rehabilitation of the Brakpan Tailings Dam and R26.7 million on other capital items.

Cash flows from financing activities

Net cash outflow from financing activities was R130.5 million in fiscal 2015 compared to a net cash outflow of R76.6 million in fiscal 2014 and a net cash outflow of R5.7 million in fiscal 2013.

During fiscal 2015, the net cash outflow mostly consisted of R122.5 million repayments of the Domestic Medium Term Note Program and a dividend payment of R7.6 million.

During fiscal 2014, the net cash outflow consisted of R20.0 million repayments of loans and borrowings, R2.7 million share option buy-out and a dividend payment of R53.1 million.

Cash and cash equivalents

Cash and cash equivalents as at June 30, 2015 amounted to R324.4 million compared to R208.9 million at the end of fiscal 2014 and R376.6 million at the end of fiscal 2013. This included $0.1 million as at June 30, 2015, $1.9 million as at June 30, 2014 and $0.6 million as at June 30, 2013, substantially all of our cash and cash equivalent balances were denominated in South African rand. Surplus cash is held in low-risk, high interest bearing products with various large financial institutions.

At September 30, 2015, our cash and cash equivalents were R300.3 million.

Borrowings and funding

Our external sources of capital include the issuance of debt, bank borrowings, loan notes and the issuance of equity securities, which include the following:

On October 1, 2010 EMO established a R500 million Domestic Medium Term Note Program, or DMTN Program, under which it could from time to time issue notes. On October 1, 2010, EMO issued R108 million in notes under the DMTN Program with maturity dates of 12 and 24 months from the date of issue and interest set at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 month maturity, amounting to R78.0 million, were repaid on October 3, 2011. The remaining loan notes with a 24 month maturity, amounting to R30.0 million, were repaid on October 3, 2012. The EMO DMTN Program was cancelled and has been replaced by the DRDGOLD DMTN Program described below.

On July 2, 2012, DRDGOLD established a R2.0 billion DMTN Program under which it may from time to time issue notes. This DMTN Program replaces the DMTN Program established by EMO on October 1, 2010. In July and September 2012, DRDGOLD issued R165 million in notes under the DMTN Program with maturity dates of 12, 24 and 36 months from the date of issue and bearing interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 and 24 month maturity, amounting to R20.0 million and R69.5 million respectively, were repaid on October 3, 2013 and July 3, 2014 respectively. The remaining loan notes with a 36 month maturity, amounting to R75.5 million, were repayable on July 3, 2015.

During the year ended June 30, 2015 DRDGOLD early redeemed approximately R 53.5 million of the loan notes that were initially repayable on July 3, 2015. As a result at June 30, 2015 only R 23.9 million remained outstanding. These notes were redeemed on July 3, 2015.

Anticipated funding requirements and sources

Our cash and cash equivalents are set out above under "Cash and cash equivalents".

Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet our anticipated commitments for fiscal 2016 as described above.

Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:

- our operations fail to generate forecasted net cash flows from operations;
- there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US dollar, particularly with respect to the rand; or
- our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A. Operating Results or the risk factors described in Item 3D. Risk Factors.

In such circumstances, we could have insufficient capital to meet our current obligations in the normal course of business, which would have an adverse impact on our financial position and our ability to continue operating as a going concern. We would need to reassess our operations, consider further restructuring and/or obtain additional debt or equity funding. There can be no assurance that we will obtain this additional or any other funding on acceptable terms or at all.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

DRDGOLD has a dedicated team that looks at ways and means of improving recoveries.

Following their work on the responses of gold encapsulated in sulphides we constructed the fine grind and flotation circuit at a total cost of R 389 million during the year ended June 30, 2014. While the team remained active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2015 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies.

We have no registered patents or licenses.

5D. TREND INFORMATION

For the full year fiscal 2016, we are expecting gold production from our operations of 145,000 to 155,000 ounces at cash operating costs of approximately R414,000 per kilogram, based on an exchange rate assumption of approximately $1.00/R13.25. Our ability to meet the full year's production target could be impacted by, amongst other factors, lower grades and failure to achieve the targets set at Ergo. We are also subject to cost pressures due to above inflation increases in labor costs, electricity and water prices; increases in crude oil, steel, unforeseen changes in ore grades and recoveries; unexpected changes in the quality or quantity of reserves; technical production issues; environmental and industrial accidents; gold theft; environmental factors; and pollution, which could adversely impact the cash operating costs for fiscal 2016.

5E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

		Estimated and actual payments due by period			
	Total R'000	Less than 1 year R'000	Between 1-3 years R'000	Between 3-5 years R'000	More than 5 years R'000
Loan notes (including interest)	23,096	23,096	-	-	-
Purchase obligations – contracted capital expenditure [(1)]	10,119	10,119	-	-	-
Environmental rehabilitation, reclamation and closure costs[(2)]	510,903	22,070	-	129,826	359,007
Operating leases	2,381	1,068	1,313	-	-
Finance leases	32,409	5,304	10,608	16,497	-
Total contractual cash obligations	**578,908**	**61,657**	**11,921**	**146,323**	**359,007**

[(1)] Represents planned capital expenditure for which contractual obligations exist.

[(2)] Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D. "Property, Plant and Equipment" and Note 17 "Provision for environmental rehabilitation, reclamation and closure costs" under Item 18. "Financial Statements".

5G.   SAFE HARBOR

See Special Note regarding Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2015 our board consisted of six directors.

In accordance with JSE listing requirements and our Memorandum of Incorporation, or MOI, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholders' meeting. Additionally, all directors are subject to election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.

The address of each of our Executive Directors and Non-Executive Directors is the address of our principal executive offices.

Executive Directors

Daniël Johannes Pretorius (48) Chief Executive Officer. Mr. D.J. Pretorius was appointed as Chief Executive Officer Designate on August 21, 2008. On January 1, 2009 he succeeded Mr. John William Cornelius Sayers as Chief Executive Officer. Mr. Pretorius holds a B Proc, LLB degree and was appointed Group Legal counsel for the Company in September 2004, he was appointed as Chief Executive Officer of Ergo Mining Operations in July 2006 becoming managing director on April 1, 2008. He has 22 years of experience in the mining industry.

Riaan Davel (40) Chief Financial Officer. Mr A.J. Davel was appointed Chief Financial Officer on January 1, 2015 and Executive Director on January 6, 2015. Mr. Davel is a Chartered Accountant (South Africa), has a BCom (Hons) and a MCom (in International Accounting) from the University of Johannesburg. Mr. Davel has 17 years of experience in the professional services industry, mainly in Africa's mining industry. He provided assurance and advisory services, including support and training on International Financial Reporting Standards (IFRS), to clients and teams across the continent. He spent the last seven years at KPMG as an audit partner, performing, *inter alia,* audits of listed companies in the mining industry, including SEC registrants. He has also gained experience as an IFRS technical partner, and represented the South African Institute of Chartered Accountants on the International Accounting Standards Board's project on Extractive Activities from 2003 to 2010. Mr. Davel has also served on committees that compile or update the South African Codes for reporting and valuation of mineral reserves and resources.

Francois van der Westhuizen (35) Chief Financial Officer and an executive director from January 1, 2014. Mr. Van der Westhuizen joined DRDGOLD in May 2009 as group financial accountant. His most recent responsibilities have included local and foreign financial reporting and the Group treasury function. He was also head of the tax department. A qualified chartered accountant (South Africa), Mr. van der Westhuizen has a BCom (Hons) from the University of Pretoria and a Magister Commercii (specializing in taxation). He has an Associate Chartered Management Accountant qualification from the Chartered Institute of Management Accountants (United Kingdom). Mr. van der Westhuizen's appointment as Chief Financial Officer was terminated by mutual agreement and he resigned as executive director with effect July 18, 2014.

Anthon Tobias Meyer (61) Acting Chief Financial Officer and an executive director from July 29, 2014. He has more than 25 years of experience in the fields of auditing, accounting and strategic financial management and is a member of the SA Institute of Chartered Accountants and the Public Accountants and Auditors Board. Anthon has approximately 10 years of experience in the mining industry and has served on the boards of listed and public companies for more than 15 years. Mr. Meyer's term of service came to an end on December 31, 2014.

Non-Executive Directors

Geoffrey Charles Campbell (54). Mr. Campbell was appointed as Non-Executive Director in 2002, as a Senior Independent Non-Executive Director in December 2003 and as Non-Executive Chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He then spent 15 years first as a stockbroker and afterwards as a fund manager, during which time he managed the Merrill Lynch Investment Manager's Gold and General Fund, one of the largest gold mining investment funds. He was also Research Director for Merrill Lynch Investment Managers. Mr. G.C. Campbell is also a director of Oxford Abstracts.

Robert Peter Hume (75). Mr. Hume was appointed as a Non-Executive Director in 2001. He has 44 years experience in the field of auditing, including 18 years as a partner in the East London (South Africa) office of KPMG. Since retiring from KPMG in 1999, he has been an Investment Manager at Nvest Securities Proprietary Limited (formerly Sasfin Frankel Pollak) in East London. Mr. R.P. Hume retired at the 2014 annual general meeting.

James Turk (68). Mr. Turk was appointed a Non-Executive Director in October 2004. He is the founder and a director of GoldMoney Network Limited, formerly G.M. Network Limited (also known as GoldMoney.com), the operator of a digital gold currency payment system. Since graduating from George Washington University with a BA degree in International Economics in 1969, he has specialized in international banking, finance and investments. After starting his career with Chase Manhattan Bank (now J.P. Morgan Chase) he joined RTB Inc., a private investment and trading company of a prominent precious metals trader in 1980. He moved to the United Arab Emirates in 1983 as Manager of the Commodity Department of the Abu Dhabi Investment Authority. Since resigning from this position in 1987, he has written frequently on money and banking.

Edmund Jeneker (53). Mr. Jeneker (IEDP (Wits), M.Inst.D., SAIPA,) was appointed a Non-Executive Director on November 1, 2007. He trained as an accountant and has gained experience in finance, taxation, business strategy and corporate governance over a period of more than 25 years at Grant Thornton, SwissReSA, World Bank Competitiveness Fund and Deloitte. He is active in community development volunteer work and serves as a member of the Council of the Institute of Directors. He currently holds the position of Managing Director – Absa AllPay Consolidated Investment Holdings at Barclays Africa Group.

Johan Holtzhausen (69). Mr. Holtzhausen was appointed an independent non-executive director of the company on April 25, 2014. He has more than 42 years' experience in the accounting profession, having served as a senior partner at KPMG, and held the highest Generally Accepted Accounting Principles (United States), Generally Accepted Auditing Standards and Sarbanes-Oxley Act accreditation required to service clients listed on stock exchanges in the United States of America. His clients included major corporations listed in South Africa, Canada, the United Kingdom, Australia and the United States of America.

Mr. Holtzhausen currently serves as an independent Director of the Tourism Enterprise Partnership and chairs the audit and risk committee, on a voluntary basis. This South African non-profit company is a leading small business development agency funded by a public-private partnership. He chairs the audit and risk committee of Tshipi é Ntle Manganese Mining Proprietary Limited, an emerging South African manganese miner. He is a Non-executive Director of Caledonia Mining Corporation, a Canadian corporation listed in the United States of America, Canada and the United Kingdom, and he chairs its audit and risk committee. He is also a Non-executive Director of First Food Brands Limited.

Senior Management

Wilhelm Jacobus Schoeman (41) Operations Director: Ergo. Mr. Schoeman (Dip Analytical Chemistry, BTech Analytical Chemistry) joined DRDGOLD in 2011 as Executive Officer: business development to focus on expanding the Group's surface retreatment business and extracting maximum value from existing resources. In July 2014, the roles of Chief Operating Officer (COO) and Executive Officer: business development were replaced with the position of Operations Director: Ergo Mining Operations Proprietary Limited. Mr. Schoeman was appointed to that position.

Themba John Gwebu (51) Mr. Gwebu (BIuris, LLB, LLM) is an attorney of the High Court of South Africa who joined DRDGOLD in 2004 as Assistant Legal Adviser. Prior to joining DRDGOLD he served as a Magistrate in the Roodepoort Magistrates Court. He was appointed Company Secretary in April 2005. On January 1, 2007 he assumed the position of Group Legal Counsel and Compliance Officer. He served as Executive Officer: Legal, Compliance and Company Secretary from 2008 until December 31, 2014.

Since 2008 he has served as a Director of several DRDGOLD subsidiaries. He was a Director of Rand Refinery Proprietary Limited from June 2008 to September 2014. He also served as the Chairman of Rand Refinery's Social and Ethics Committee until September 2014. He currently holds the position of Company Secretary.

Henry Gouws (46) Managing Director: Ergo. Mr. Gouws graduated from Technicon Witwatersrand and obtained a National Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Programme ("MDP") in 2003 through Unisa School of Business Leadership. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He was appointed to this current position with effect from October 1, 2011. He has 28 years experience in the mining industry.

Mark Burrell (53) Financial Director: Ergo. Mr. Burrell holds a BComm Accounting degree and completed a MDP. Mr. M. Burrell joined DRDGOLD in 2004 on a consulting basis and later that year was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo Mining in January 2012 and has 17 years experience in the mining sector.

Charles Methley Symons (61) Director: Ergo Mining Operations Proprietary Limited and Chairman: Oversight Committee. Mr. Symons joined the mining industry on February 14, 1977 and transferred to Crown Gold Recoveries Proprietary Limited in January 1986. He was appointed General Manager in 1995, Executive Officer: surface operations of DRDGOLD Limited on January 1, 2008 and as Executive Officer: operations of DRDGOLD Limited on May 11, 2010. On October 1, 2011 he was appointed COO of DRDGOLD. Following the restructuring of senior management in July 2014, Mr. Symons assumed the role of Chairman: Oversight Committee: Ergo Mining Operations Proprietary Limited.

Reneiloe Masemene (34) Group Legal Counsel. Ms. Masemene (LLB, LLM) is a qualified attorney who joined the Company in January 2009 as Legal Advisor. Ms. Masemene was appointed to the position of Senior Legal Advisor in October 2011, Prescribed Officer of Ergo on June 29, 2012 and to the position of group legal counsel in August 2014.

There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed.

6B. COMPENSATION

Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2015 was R13.8 million. Non-Executive Directors receive the following fees:

- Base fee as Non-Executive Chairman of R1,309,923 per annum;
- Base fee as Non-Executive Directors of R582,188 per annum;
- Annual fee for Audit and Risk Committee Chairman of R29,110 (excluding fee received as a committee member);
- Annual fee for Audit and Risk Committee member of R29,110;
- Annual fee for the chairman of Remuneration and Nominations Committee and Social and Ethics Committee of R 21,832 (excluding fee received as a committee member);
- Annual fee for members of Remuneration Committee and Social and Ethics Committee of R21,832 each;
- Daily fee of R21,832 and hourly rate of R2,911;
- Half-day fee for participating by telephone in special board meetings; and
- The Chairman of the board to receive committee fees.

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2015:

Directors	Basic salary/board fees (R'000)	Retirement fund contributions/ bonus and performance related payments[1] (R'000)	Termination of contract payments (R'000)	Leave encashed (R'000)	Total (R'000)
Executive					
D.J. Pretorius	4,775	-	-	769	5,544
F.D. van der Westhuizen	133	-	1,946	-	2,079
A.T. Meyer	839	-	-	-	839
A.J. Davel	1,427	-	-	-	1,427
Subtotal	**7,228**	**-**	1,946	**769**	**9,943**
Non-Executive					
G.C. Campbell	1, 453	-	-	-	1, 453
R.P. Hume	262	-	-	-	262
J. Turk	676	-	-	-	676
E.A. Jeneker	763	-	-	-	763
J.A. Holtzhausen	690	-	-	-	690
Subtotal	**3,844**	**-**	**-**	**-**	**3,844**
Prescribed officers[1]					
C.M. Symons [3]	2,851	405	-	-	7,163
T.J. Gwebu[4]	1,610	330	1,466	40	3,384
W.J. Schoeman	2,885	187	-	-	4,389
R. Masemene	1,296	143	-	329	1,768
Subtotal	**8,642**	**1,065**	1,466	**369**	**11,542**
Total	**19,714**	**1,065**	**3,412**	**1,138**	**25,329**

[1] Earned in respect of FY14 KPI assessment

[2] The Companies Act, 2008 (Act 71 of 2008), under section 30, requires the remuneration of prescribed officers, as defined in regulation 38 of Company Regulations 2008, to be disclosed with that of directors of the Company. A person is a prescribed officer if they have general executive authority over the company, general responsibility for the financial management or management of legal affairs, general managerial authority over the operations of the company or directly or indirectly exercise or significantly influence the exercise of control over the general management and administration of the whole or a significant portion of the business and activities of the company.

[3] Retrenched during FY2014. Subsequently appointed on a fixed-term contract basis.

[4] Retrenched during FY2015. Ceased to function as prescribed officer effective December 31, 2014

See also Item 6E. Share Ownership for details of share options held by directors.

Compensation of senior management

Our senior management comprises of executive directors, prescribed officers and executive officers. Under the JSE Listing Rules we are not required to, and we do not otherwise, disclose compensation paid to individual senior managers other than executive directors, non-executive directors and prescribed officers. However, the aggregate compensation paid to senior management, excluding compensation paid to Executive Directors, in fiscal 2015 was R31.4 million (fiscal 2014: R31.4 million and fiscal 2013: R26.4 million), representing eleven executive officers in fiscal 2015 and 2014.

Short term incentives are paid based upon performance against predetermined key performance indicators. Should an Executive Director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a short term incentive of up to 50%, 75% or 100% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined by the Remuneration Committee in its discretion.

Service Agreements

Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.

The Company's current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1, 2009 and January 1, 2015, respectively. Mr. A.T. Meyer, entered into an agreement of employment with us, on July 29, 2014 which terminated on December 31, 2014. These agreements regulate the employment relationship with Messrs. D.J. Pretorius, A.J. Davel and A.T. Meyer during the year ended June 30, 2015.

On July 1, 2015 Mr. D.J. Pretorius entered into a new agreement of employment.

Under the employment agreement effective up to June 30, 2015 Mr. D.J. Pretorius received from us a remuneration package of R4.8 million per annum. Mr. D.J. Pretorius was eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He was not eligible to participate in the long term incentive scheme. In addition, Mr. D.J. Pretorius' employment agreement required DRDGOLD to issue to Mr. D.J. Pretorius 100,000 ordinary DRDGOLD shares as a mining right conversion bonus. DRDGOLD issued 50,000 of these shares on the signing of the agreement, and the remaining tranche in November 2013 on the conversion of the mining rights of DRDGOLD's South African operations.

Mr. D.J. Pretorius entered into a new employment agreement effective from July 1, 2015 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months prior written notice. Mr. D.J. Pretorius receives from us a remuneration package of R5.2 million per annum. Mr. D.J. Pretorius was eligible under his employment agreement, for a short term incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He is eligible to participate in the long term incentive scheme.

Mr. A.J. Davel entered into an employment agreement effective from January 1, 2015 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months prior written notice. Mr. A.J. Davel receive from us a remuneration package of R2.9 million per annum. Mr. A.J. Davel is eligible under his employment agreement, for a short term incentive of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He is eligible to participate in the long term incentive scheme. He was issued 205,207 shares under the long term incentive scheme on his joining DRDGOLD.

Mr. A.T. Meyer received a remuneration package of R165 000 per month. Mr. A.T. Meyer was not eligible under his employment agreement, for any long or short term incentive bonuses including participation in the long term incentive scheme.

Mr. F.D. van der Westhuizen received from us a remuneration package of R2.25 million per annum. Mr. F.D. van der Westhuizen was eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He will also be eligible to participate in the long term incentive scheme. His service agreement was terminated by mutual agreement and he resigned as executive director with effect July 18, 2014.

Mr. C.C. Barnes received from us a remuneration package of R3.4 million per annum. Mr. C.C. Barnes was eligible under his employment agreement, for an incentive bonus of up to 75% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He was also be eligible to participate in the long term incentive scheme.

Messrs. G.C. Campbell and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2017. Messrs. J. Turk, E.A. and J.A. Holtzhausen each have service agreements which run for fixed periods until October 31, 2016 and May 1, 2016 respectively. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months prior written notice.

Mr. R.P. Hume, had a service agreement which ran for a fixed period until September 30, 2014. Mr. R.P. Hume retired at the 2014 annual general meeting.

The Company does not administer any pension, retirement or other similar scheme in which the directors receive a benefit.

Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us in the case of our executive officers, except where terminated as a result of certain action on the part of the director, upon the director reaching a certain age, or by the director upon the occurrence of a change of control. A termination of a director's employment upon the occurrence of a change of control is referred to as an "eligible termination." Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than three years' salary for Executive Directors or two years fees for Non-Executive Directors, depending on the period of time that the director has been employed.

6C. BOARD PRACTICES

Board of Directors

As at September 30, 2015, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. A.J. Davel), and four Non-Executive Directors (Messrs. G.C. Campbell, J. Turk, E.A. Jeneker and J.A. Holtzhausen). The Non-Executive Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King III Report.

In accordance with the King III Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. D.J. Pretorius is the Chief Executive Officer and Mr. A.J Davel is the Chief Financial Officer. The board has established a Remuneration and Nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the NYSE rules a majority of independent directors will select or recommend director nominees.

The board's main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company's strategic objectives and to ensure that the necessary financial and other resources are made available to management to enable them to meet those objectives. The board retains full and effective control over the Company, meeting on a quarterly basis with additional ad hoc meetings being arranged when necessary, to review strategy and planning and operational and financial performance. The board further authorizes acquisitions and disposals, major capital expenditure, stakeholder communication and other material matters reserved for its consideration and decision under its terms of reference. The board also approves the annual budgets for the various operational units.

The board is responsible for monitoring the activities of executive management within the company and ensuring that decisions on material matters are referred to the board. The board approves all the terms of reference for the various subcommittees of the board, including special committees tasked to deal with specific issues. Only the executive directors are involved with the day-to-day management of the Company.

To assist new directors, an induction program has been established by the Company, which includes background materials, meetings with senior management, presentations by the Company's advisors and site visits. The directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Remuneration and Nominations Committees formally evaluate the executive directors on an annual basis, based on objective criteria.

All directors, in accordance with the Company's MOI, are subject to retirement by rotation and re-election by shareholders. In addition, all directors are subject to election by shareholders at the first annual general meeting following their appointment by directors. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

All directors have access to the advice and services of the Company Secretary, who is responsible to the board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of the Company at the Company's expense, should they believe that course of action would be in the best interest of the Company.

During fiscal 2013 two of the Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) had share options under the Company's share option scheme of which the remaining balance were bought out during the year by the Company through a general share option buy-out. We do not believe that this compromised their independence. No new share options have been issued to Non-Executive Directors since June 2005.

Board meetings are held quarterly in South Africa and abroad. The structure and timing of the Company's board meetings, which are scheduled over two or three days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors. The board meetings include the meeting of the Audit and Risk Committee, Remuneration and Nominations Committee and Social and Ethics Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive Directors, each of which provides a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

The board sets the standards and values of the Company and much of this has been embodied in the Company's Code of Ethics and Conduct, which is available on our website at www.drdgold.com. The Code of Ethics and Conduct applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with Section 406 of the US Sarbanes-Oxley Act of 2002, the related US securities laws and the NYSE rules. The Code contains provisions for employees to report violations of Company policy or any applicable law, rule or regulation, including US securities laws.

A description of the significant ways in which our corporate governance practices differ from practices followed by U.S. companies listed on the NYSE can be found in Item 16G. Corporate Governance.

Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2015:

Director	Title	Year first appointed	Term of current office	Unexpired term of current office
D.J. Pretorius	Chief Executive Officer	2008	3 years	36 months
A.J. Davel	Chief Financial Officer	2015	3 years	30 months
G.C. Campbell	Non-Executive Director	2002	2 years	4 months
E.A. Jeneker	Non-Executive Director	2007	2 years	4 months
J. Turk	Non-Executive Director	2004	2 years	16 months
J. Holtzhausen	Non-Executive Director	2014	2 years	10 months

Executive Committee

As at June 30, 2015, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. A.J. Davel, Mr. C.M. Symons, Mr W.J. Schoeman and Mrs. R. Masemene.

The Executive Committee meets on a weekly basis to review current operations, develop strategy and policy proposals for consideration by the board of directors. Members of the Executive Committee, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached.

Board Committees

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process. Each committee acts within written terms of reference which have been approved by the board and under which specific functions of the board are delegated. The terms of reference for all committees can be obtained by application to the Company Secretary at the Company's registered office. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration of Non-Executive Directors for their services on the committees concerned is determined by the board. The committees are subject to regular evaluation by the board with respect to their performance and effectiveness.

The following information reflects the composition and activities of these committees.

Committees of the Board of Directors

Remuneration and Nominations Committee

As at June 30, 2015 the Remuneration and Nominations Committee consisted of G C Campbell (Chairman: nominations), E A Jeneker (Chairman: remuneration), J A Holtzhausen and J Turk.

In August 2014 the Remuneration Committee and the Nominations Committee were combined into the Remuneration and Nominations Committee. The committee meets on an *ad hoc* basis. All members of this committee are independent NEDs. It is chaired by the board chairman when matters relating to nominations are discussed and by an independent NED when matters relating to remuneration are discussed.

The primary remuneration role of the committee is to execute the following functions:
- determine and develop the company's remuneration policy;
- determine the criteria necessary to measure the performance of executive directors;
- incentivise executive directors and senior management;
- oversee the general operation of the share option scheme or any other similar incentive schemes; and
- apply the principles of good corporate governance and best practice in respect of remuneration matters.

The committee has an obligation to offer competitive packages that will attract and retain executives of the highest caliber and encourage and reward superior performance. Industry surveys are provided for comparative purposes, and to assist the committee in the formulation of remuneration policies that are market related.

The key nominations responsibilities of the committee include the following:
- make recommendations to the board on the appointment of new directors;
- make recommendations on the composition of the board and the balance between executive and NEDs appointed to the board;
- review board structure, size and composition on a regular basis;
- make recommendations on directors eligible to retire by rotation; and
- apply the principles of good corporate governance and best practice in respect of nominations matters.

Audit and Risk Committee

In August 2014 the board combined the Audit Committee and the Risk Committee to form the Audit and Risk Committee.

All members of the Audit and Risk Committee are independent according to the definition set out in the NYSE Rules. See Item 16G. Corporate Governance. The committee's charter deals with all the aspects relating to its functioning.

The Audit and Risk Committee charter was revised in September 2014 and sets out the committee's terms of reference. Responsibilities include:
- selection, evaluation and oversight of auditors;
- oversight of annual audit and quarterly reviews;
- oversight of financial reporting process and internal controls;
- setting management policies for risk management and control;
- monitoring and oversight of risk management;
- monitoring external developments relating to risk management and the reporting of specifically associated risk, including emerging risks and prospective impacts; and
- monitoring progress on action plans developed as part of the risk management process.

The Audit and Risk Committee meets each quarter with the external auditors, the company's manager: risk and internal audit, and the CFO. The committee reviews the audit plans of the internal auditors to ascertain the extent to which the scope of the audits can be relied upon to detect weaknesses in internal controls. It also reviews the annual and interim financial statements prior to their approval by the board.

The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. KPMG Inc. was reappointed by shareholders at the 2014 AGM to perform DRDGOLD's external audit function.

The internal audit function is performed in-house, with the assistance of Pro-Optima Audit Services Proprietary Limited. Internal audits are performed at all DRDGOLD operating units and are aimed at reviewing, evaluating and improving the effectiveness of risk management, internal controls and corporate governance processes.

Significant deficiencies, material weaknesses, instances of non-compliance and exposure to high risk and development needs are brought to the attention of operational management for resolution. The committee members have access to all the records of the internal audit team.

DRDGOLD's internal and external auditors have unrestricted access to the chairman of the Audit and Risk Committee and, where necessary, to the chairman of the board and the CEO. All significant findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.

Section 404 of SOX stipulates that management is required to assess the effectiveness of the internal controls surrounding the financial reporting process. The results of this assessment are reported in the form of a management attestation report that has to be filed with the SEC as part of the Form 20-F. Additionally, DRDGOLD's external auditors are required to express an opinion on the operating effectiveness of internal controls over financial reporting, which is also contained in the company's Form 20-F.

An important aspect of risk management is the transfer of risk to third parties to protect the company from disaster. DRDGOLD's major assets and potential business interruption and liability claims are therefore covered by the group insurance policy, which encompasses all the operations. Most of these policies are held through insurance companies operating in the United Kingdom, Europe and South Africa. The various risk-management initiatives undertaken within the group as well as the strategy to reduce costs without compromising cover have been successful and resulted in substantial insurance cost savings for the Group.

Social and Ethics Committee

As at June 30, 2015, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius, Mr A.J. Davel and W.J. Schoeman.

The Social and Ethics Committee was established to enable DRDGOLD to achieve the triple bottom line recommended by local guidance on best practice in corporate governance and to reach the empowerment goals to which this company is committed. Its terms of reference were approved by the board in October 2011 and its objectives are to:

- promote transformation within the company and economic empowerment of previously disadvantaged communities, particularly within the areas where the company conducts business;
- strive towards achieving equality at all levels of the company, as required by the South African constitution and other legislation, taking into account the demographics of the country; and
- conduct business in a manner that is conducive to the attainment of internationally acceptable environmental and sustainability standards.

The following terms of reference were approved by the board to enable the committee to function effectively. These are to make recommendations to the board:

- on the development, monitoring and implementation of the company's employment equity policy;
- on the development, monitoring and implementation of the company's procurement policy in terms, inter alia, of the Preferential Procurement Policy Framework Act;
- on the development, monitoring and implementation of the company's safety, health and environmental policies;
- on the monitoring and implementation of the social and labor plans;
- on ways and means of assisting with poverty alleviation and social upliftment;
- to promote the engagement of management, staff and stakeholders in activities related to social responsibility;
- to monitor the record of sponsorships, donations and charitable giving;
- to promote equality, prevent unfair discrimination and corruption;
- to monitor the Group's activities with regard to the 10 principles of the United Nations Global Compact Principles, the
- Organisation for Economic Co-operation and Development's recommendations regarding corruption and broad-based BEE; and
- to monitor the Group's consumer relationship activities.

6D. EMPLOYEES

Employees

The geographic breakdown of our employees (including specialized service providers who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:

	Year ended June 30		
	2015	**2014**	**2013**
South Africa	2,367	2,329	2,752

The total number of employees at June 30, 2015, of 2,367 comprises 1,426 specialized service providers and 941 employees who are directly employed by us and our subsidiary companies. As of September 30, 2015, we had 2,323 employees (including 1,340 contract employees).

As of June 30, 2015, the breakdown of our employees by main categories of activity for the periods below was as follows:

	Year ended June 30,		
Category of Activity	**2015**	**2014**	**2013**
Mining - Our Employees	-	-	71
Mining - Specialized service providers	1,426	1,382	1,740
Engineering	460	329	427
Metallurgy	292	411	311
Mineral Resources	6	12	6
Administration	124	144	129
Environmental	12	5	7
Human Resources	35	29	50
Medical and Safety	17	17	11
Total	2,367	2,329	2,752

Labor Relations

As at June 30, 2015, we employed and contracted 2,367 people in South Africa. Approximately 80% of our South African employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The DRDGOLD and NUM coordinating forum meets regularly to discuss matters pertinent to both parties at a EMO level, while operations level forums continue to deal with local matters.

In October 2013, the NUM rejected the company's offer of an 8.0% increase for categories 4 -5 and a 7.5% increase for categories 6 – 15 for Ergo and ERPM. The NUM also rejected the 10% increases in the living out allowances for fiscal 2013 and fiscal 2014. The NUM was granted strike certificates in respect of the two operations and strike action started with the morning shift on Tuesday, October 8, 2013.

On October 9, 2013, Ergo and ERPM signed a two year wage settlement agreement with effect from July 1, 2013, with NUM and UASA, which provides for average annual compensation increases in year one of 10% for categories 4 – 5, 9% for categories 6 – 7 and 8% for categories 8 – 15; and in year two 8% for categories 4 – 5 and 7.5% for categories 6 – 15.

On September 4, 2014, Ergo and ERPM extended the two year wage settlement agreement with effect from July 1, 2015 to June 30, 2016, with NUM and UASA, which provides for average annual compensation increases in year one of 10% for categories 4 – 5, 9% for categories 6 – 7 and 8% for categories 8 – 15.

The Company is placing a greater emphasis on its Corporate Social Responsibility by becoming increasingly involved in appropriate projects that give effect to the ideals of the Mining Charter and good corporate governance. We recognize the need for transformation and have put structures in place to address this at both management and board level.

By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations a severance package of not less than one week's remuneration for every completed year of service. In specific agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-financial items and incentive payments (which are deemed part of remuneration), and an additional one week benefit based on basic pay. These employees were provided with counseling services and the opportunity to undergo skills training to be able to find employment outside the mining industry.

Safety statistics

Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2015 overall safety statistics for our operations:

(Per million man hours)	Year ended June 30,	
	2015	**2014**
Lost time injury frequency rate (LTIFR) [1]	2.27	2.16
Reportable incidence [1]	1.06	0.93
Fatalities [1]	0.00	0.00
Number of fatalities (average per month)	0.00	0.00

[1] Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP

As of June 30, 2015, options to purchase ordinary shares held by directors and prescribed officers were as follows:

Directors	Options at June 30, 2014	Average strike price (R)	Options lapsed during the year	Options at June 30, 2015	Average Strike price (R)	Expiration Dates[1]
Executive						
F.D. van der Westhuizen	18,550	5.12	(18,550)	-	-	-
Prescribed Officers						
C.M. Symons	85,050	5.12	(85,050)	-	-	-
T.J. Gwebu	66,750	5.12	-	66,750	5.12	30/11/2015
W.J. Schoeman	99,175	5.12	-	99,175	5.12	2/11/2016
R. Masemene	17,300	5.12	-	17,300	5.12	2/11/2016

[1] Certain Directors hold options which expire at various times. For those directors, a range is provided indicating the earliest and latest expiration dates.

Each option is representative of a right to acquire one ordinary share at a predetermined exercise price as set forth in "DRDGOLD (1996) Share Option Scheme, or the scheme."

Closed periods apply to share trading by directors and other employees, whenever certain employees of the Company become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, quarterly results etc., which is not in the public domain. When these employees have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of quarterly results the closed-period is group-wide.

To the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed one percent of the Company's issued ordinary share capital. For details of share ownership of directors and prescribed officers see Item 7A. Major Shareholders.

DRDGOLD (1996) Share Option Scheme, or the Scheme

We operate a securities option plan as an incentive tool for our Executive Directors and senior employees whose skills and experience are recognized as being essential to the Company's performance. Two of our Non-Executive Directors (Messrs. G.C. Campbell and R.P. Hume) had share options under the Scheme which has all been bought out by the Company through a general buy-out; no new share options have been issued to Non-Executive Directors since December 2004. In compliance with JSE Listing Requirements, options awarded to an individual employee are subject to a cumulative upper limit of 2.0 million options, which is lower than the previous 2% of the Company's issued share capital. In addition, a maximum of 40.0 million options are available for utilization under the share option scheme, which is lower than the previous 15% of the issued ordinary shares. As at September 30, 2015, the number of issued and exercisable share options was approximately 0.2% of our issued ordinary share capital, representing 0.8 million share options. In November 2012 the Remuneration Committee suspended the share option scheme and approved a share buyback. A general offer was made to all participant of the Scheme to buy-back all then vested share options as part of the transition to the new DRDGOLD Phantom Share Scheme. Not all share options were bought back and at June 30, 2015, 767,350 vested share options remained outstanding. The participants in the Scheme are fully taxed based on individual tax directives obtained from the South African Revenue Service on any gains realized on the exercise of share options.

The price at which an option may be granted will be, in respect of each share which is the subject of the option, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted the option. The allocation date will be the date when the directors approve allocation of share options. Each option remains in force for five years after the date of grant (ten years if issued prior to 2009), subject to the terms of the option plan. Options granted under a plan vest primarily according to the following schedule over a maximum of a three year period:

Percentage vested in each period	Period after the original date of the option grant
25%	6 months
25%	1 year
25%	2 years
25%	3 years

Any options not exercised within five years (issued prior to 2009: ten years) from the original date of the option grant will expire and may not thereafter be exercised. The previous bi-annual allocation of options was changed in April 2006 to an annual allocation.

Options to purchase a total of 767,350 ordinary shares were outstanding on June 30, 2015, of which all options to purchase ordinary shares were currently exercisable. In fiscal 2015, a total of 23 employees and 5 ex-employee participated in the Scheme, including Executive Directors and other senior employees. The outstanding options are exercisable at a purchase price of R5.12 per share and expire five years from the date of issue to the participants.

In August 2012, the board of directors decided to replace the Scheme with a cash-settled phantom share scheme. The new phantom share scheme was approved by the board of directors in October 2012. In November 2012 the Remuneration Committee suspended the Scheme and approved the share option buy back. The advantages presented by the suspension of the Scheme and share option buy back are *inter alia*:
- avoidance of dilution of current shareholders; and
- avoidance of short vesting periods.

DRDGOLD Phantom Share Scheme

In fiscal 2013 we established the DRDGOLD Phantom Share Scheme, The scheme, replaces the DRDGOLD (1996) Share Option Scheme, which is part of the long-term retention strategy intended to grow the company. The phantom share scheme is operated as an incentive tool for our executive directors, excluding the CEO, and senior employees whose skills and experience are recognized as being essential to the Company's performance. For details regarding the remuneration structure of the CEO refer to Item 6B. The scheme is cash settled. In terms of the phantom share scheme rules, 50% of the phantom shares granted will be valued based on the Group meeting certain pre-determined performance criteria and the remaining 50% to defined retention periods. The maximum incentive pay-out per annum to any single employee may not exceed 75% of that employee's gross remuneration package. The participants in the scheme are fully taxed at their marginal rate on any gains realized on the exercise of their phantom shares.

The phantom share granted has a zero base value, however the number of phantom shares granted by the Remuneration Committee is determined by the price in respect of each share which is the subject of the phantom share, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted a phantom share. The allocation date will be the date when the directors approve allocation of the phantom shares. Each phantom share remains in force until the date of vesting, subject to the terms of the scheme rules. Phantom shares granted under the phantom share scheme vest primarily according the following schedule over a maximum of a three year period:

Percentage vested in each period grant:		Period after the original date of grant of the option:
Performance criteria	Retention criteria	
33%	0%	one year
33%	50%	two years
33%	50%	three years

Any phantom shares not exercised on the date of vesting will expire and may not thereafter be exercised. 2,615,207 phantom shares were granted in the current financial year, (2014: 1,964,033). 4,525,650 phantom shares were outstanding on June 30, 2015 (2014: 3,706,102).

The Remuneration and Nominations Committee have accepted a proposal to revise the long-term incentive scheme to allow all new awards to vest after a minimum period of three years.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

As of September 30, 2015, our issued capital consisted of:
- 430,883,767 ordinary shares of no par value; and
- 5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of September 30, 2015:
- there were 5,182 record holders of our ordinary shares in South Africa, who held approximately 164,090,665 or approximately 38.1% of our ordinary shares;
- there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
- there were no US record holders of our ordinary shares, excluding those shares held as part of our ADR program; and
- there were 757 registered holders of our ADRs in the United States, who held approximately 195,356,470 (19,535,647 ADRs) or approximately 45. 3% of our ordinary shares.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2015 by:

- each of our directors and prescribed officers; and
- any person whom the directors are aware of as at September 30, 2015 who is interested directly or indirectly in 5% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.

Holder	Shares Beneficially Owned	
	Number	**Percent of outstanding ordinary shares**
D.J. Pretorius	501,167	*
J. Turk	243,000	*
G.C. Campbell	200,000	*
Bank of New York Mellon ADRs	212,548,386	55.15%
101 Barclay Street, New York, NY 10011		
Khumo Gold SPV Proprietary Limited	35,000,000	8.12%[1]
Skagen	37,247,010	8.6%[2]
Van Eck	26,998,090	6.3%[2]

* Indicates share ownership of less than 1% of our outstanding ordinary shares.
[1] Acquired during the year ended June 30, 2015 as part of the roll-up of the stake of our broad based black economic empowerment (BBBEE) partners in EMO into DRDGOLD.
[2] Acquired during the year ended June 30, 2015 and included in the Bank of New York Mellon ADRs.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of September 30, 2015, are treated as outstanding for computing the percentage of any other person. As of September 30, 2015, we are not aware of anyone owning 5% or more of our ordinary shares other than described above. During fiscal 2014 the Public Investment Corporation disposed of its 5.0% shareholding that it held as at the end of fiscal 2013 and Investec Asset Management reduced its shareholding of 7.05% held as at the end of fiscal 2013 to 3.08% as at September 30, 2014. Both of the above were in the normal course of business. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. No shareholder has voting rights which differ from the voting rights of any other shareholder. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, Off Crownwood Road, Crown Mines, 2092, South Africa.

Cumulative Preference Shares

Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares. Randgold's registered address is 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.

The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold in September 1997. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all, or substantially all, of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. Holders of cumulative preference shares will only obtain their potential voting rights once the Argonaut Project becomes an operational gold mine, and dividends accrue to them. The prospecting rights have since expired and the Argonaut Project terminated. . The Department of Mineral Resources (DMR) granted DRDGOLD a prospecting right over an area which was going to be too small to mine. When an application for a greater area was lodged, the DMR stated that the additional area is in an urban location and an application for a prospecting right cannot be granted.

7B. RELATED PARTY TRANSACTIONS

Guardrisk Insurance Company Limited (Guard Risk)

During the year ended June 30, 2015, Ergo paid fees to the Guardrisk Cell Captive relating to the environmental guarantees issued by Guardrisk to the DMR as outlined on note 17 amounting to R9.9 million (2014: nil), which included a R0.8 million contribution (refer note 26).

Rand Refinery Proprietary Limited (Rand Refinery)

The group has entered into an agreement with Rand Refinery Limited ("Rand Refinery"), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the Group's gold and casts it into troy ounce bars. Rand Refinery then sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the Group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr Gwebu, who held the position of executive: legal, compliance and company secretary of DRDGOLD up to December 31, 2014, was a director of Rand Refinery, a member of its Remuneration Committee and chairman of the Social and Ethics Committee until September 5, 2014 when he resigned as director. Mr Charles Symons has been appointed to replace him as director of Rand Refinery effective September 5, 2014. Mr Mark Burrell who is the financial director of Ergo is an alternate director of Rand Refinery and a member of Rand Refinery's Audit Committee.

• The group currently owns shares in Rand Refinery (which is jointly owned by South African mining companies) (refer note 10)
• Trade receivables to the amount of R43.0 million (2014: R25.6 million) relate to metals sold
• The group received a dividend of Rnil (2014: nil, 2013: R6.8 million) from Rand Refinery.

CONSULTANCY AGREEMENT

On June 23, 2008, EMO approved a consultancy agreement with Khumo Gold, which owned 20% of EMO to provide guidance and participate in the Company's transformation initiatives set by the Mineral and Petroleum Resources Development Act of South Africa. The agreement provides for a monthly retainer of R0.3 million (2014: R0.3 million, 2013: R0.2 million).

SALE OF SHARES

During the year ended June 30, 2015, DRDGOLD acquired the 20% and 6% interest in the issued share capital of EMO held by Khumo and the Empowerment Trust respectively (refer note 16.2).

Corporate Service Agreements and interest

DRDGOLD provides corporate services for EMO and Ergo under corporate service agreements entered into with each of these entities. These services include financial management, treasury services, gold administration, technical and engineering services, mineral resource services and other corporate and governance related services. These arrangements allow us to monitor and provide input on the management of these companies in which we have an investment.

The corporate services at Ergo are provided by EMO. EMO's fee for services performed in fiscal 2015 at Ergo was R31.2 million (2014: R55.0 million).

DRDGOLD received management fees from EMO amounting to R10.6 million (2014: R21.9 million).

DRDGOLD earned interest from EMO amounting to R30.7 million (2014: R30.3 million and 2013: R23.0 million) and from Ergo Mining Proprietary Limited amounting to R31.3 million (2014: R28.5 million and 2013: R32.2 million), respectively.

Treasury shares

As at June 30, 2015, EMO held 6,155,559 (2014: 6,155,559, 2013: 6,205,559) treasury shares in DRDGOLD. During the year ended June 30, 2015, EMO acquired no (2014: nil, 2013: nil) treasury shares. During fiscal 2015, nil (2014: nil, 2013: 62,614) of the treasury shares held by EMO were used to settle share options exercised by key management personnel.

Subordination agreements and letters of support to subsidiaries

In October 2014, DRDGOLD Limited entered into a subordination agreement with EMO, subordinating a loan made to EMO amounting to R649.5 million as at June 30, 2014 (2013: R544.7 million), for the benefit of EMO's third party creditors. Consecutively, DRDGOLD Limited issued a letter of support to EMO committing to support EMO financially for 367 days from July 1, 2013, or until all other liabilities are paid, or the total assets of EMO, fairly valued, exceeds its total liabilities, fairly valued, and that DRDGOLD Limited will not call for the repayment of its loan within that period.

Executive directors

The total amount of executive directors' remuneration paid and or accrued for the year ended June 30, 2015 was R9.9 million.

7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1. Please refer to Item 18. Financial Statements.

2. Please refer to Item 18. Financial Statements.

3. Please refer to Item 18. Financial Statements.

4. The last year of audited financial statements is not older than 15 months.

5. Not applicable.

6. Not applicable.

7. See under Item 4D. Property, plant and equipment—Legal Proceedings.

8. Please see Item 10B. Memorandum of Incorporation.

8B. SIGNIFICANT CHANGES

Significant changes that have occurred since June 30, 2015, the date of the last audited financial statements included in this Annual Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the New York Stock Exchange and Nasdaq Capital Market. On December 29, 2011, we transferred our listing from the Nasdaq Capital Market to the New York Stock Exchange.

	Price Per Ordinary Share R		Price Per ADS[1] $		Average Daily Trading Volume	
Year Ended	High	Low	High	Low	Ordinary Share	ADSs
June 30, 2011	4.00	2.80	6.23	3.92	558,675	113,932
June 30, 2012	6.28	2.97	8.16	4.21	1,090,043	97,107
June 30, 2013	7.55	4.49	8.59	4.90	631,264	78,400
June 30, 2014	6.64	2.45	6.47	2.39	594,552	117,380
June 30, 2015	4.03	1.73	3.65	1.35	462,934	149,298

	Price Per Ordinary Share R		Price Per ADS[1] $		Average Daily Trading Volume	
Quarter	High	Low	High	Low	Ordinary Share	ADSs
Q1 July – September 2013	6.64	4.81	6.47	4.89	377,790	69,694
Q2 October – December 2013	5.85	3.10	5.75	3.16	768,148	141,115
Q3 January – March 2014	4.80	3.70	4.46	3.64	579,034	127,258
Q4 April – June 2014	4.04	2.45	3.83	2.39	660,626	131,197
Q1 July – September 2014	4.03	2.52	3.65	2.37	587,358	170.377
Q2 October – December 2014	3.82	1.79	3.48	1.35	459,947	227,531
Q3 January – March 2015	3.45	1.86	2.88	1.47	466,275	134,460
Q4 April – June 2015	2.60	2.02	2.06	1.55	327,770	61,360
Q1 July – September 2015	2.44	1.49	1.87	1.10	1,013,862	203,614

	Price Per Ordinary Share R		Price Per ADS $		Average Daily Trading Volume	
Month Ended	High	Low	High	Low	Ordinary Share	ADSs
April 30, 2015	2.60	2.06	2.06	1.69	430,509	64,522
May 31, 2015	2.49	2.05	1.98	1.68	325,936	61,711
June 30, 2015	2.40	2.02	1.93	1.55	236,563	58,022
July 31, 2015	2.35	1.50	1.87	1.15	355,126	54,334
August 31, 2015	1.93	1.49	1.41	1.10	859,298	135,020
September 30, 2015	2.44	1.70	1.67	1.21	1,882,539	428,600

The cumulative preference shares are not traded on any exchange.

There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2015, nor have there been any trading suspensions with respect to our ADRs on the Nasdaq Capital Market from June 30, 2010 until December 29, 2011 and the New York Stock Exchange since our listing on that market.

9B. PLAN OF DISTRIBUTION

Not applicable.

9C. MARKETS

Nature of Trading Markets

The principal trading market for our equity securities is the JSE (symbol: DRD) and our ADSs that trade on the New York Stock Exchange (symbol: DRD). Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR). The ordinary shares also trade on the over the counter markets in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New York Mellon, as depositary. Each ADR represents one ADS and each ADS represents ten of our ordinary shares. Until July 23, 2007, each ADS represented one of our ordinary shares. Prior to December 29, 2011, our ADSs traded on the Nasdaq National Market.

9D. SELLING SHAREHOLDERS

Not applicable.

9E. DILUTION

Not applicable.

9F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

Not applicable.

10B. MEMORANDUM OF INCORPORATION

As of June 30, 2015, we had authorized for issuance 600,000,000 ordinary shares of no par value (as of September 30, 2015: 600,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2015: 5,000,000). On this date we had issued 430,883,767 ordinary shares (as of September 30, 2015: 430,883,767) and 5,000,000 cumulative preference shares (as of September 30, 2015: 5,000,000).

Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies Act of South Africa and the JSE Listings Requirements, all as in effect on September 30, 2015. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.

We are registered under the Companies Act of South Africa under registration number 1895/000926/06. As set forth in our Memorandum of Incorporation, the main object and business of our company is mining and exploration for gold and other minerals.

Borrowing Powers

Our directors may from time to time borrow for the purposes of the company, such sums as they think fit and secure the payment or repayment of any such sums, or any other sum, as they think fit, whether by the creation and issue of securities, mortgage or charge upon all or any of the property or assets of the company. The directors shall procure that the aggregate principal amount at any one time outstanding in respect of monies so borrowed or raised by the company and all the subsidiaries for the time being of the company shall not exceed the aggregate amount at that time authorized to be borrowed or secured by the company or the subsidiaries for the time being of the company (as the case may be).

Share Ownership Requirements

Our directors are not required to hold any shares to qualify or be appointed as a director.

Voting by Directors

A director may authorize any other director to vote for him at any meeting at which neither he nor his alternate director appointed by him is present. Any director so authorized shall, in addition to his own vote, have a vote for each director by whom he is authorized.

The quorum necessary for the transaction of the business of the directors is a majority of the directors present at a meeting before a vote may be called at any meeting of directors.

Directors are required to notify our board of directors of interests in companies and contracts. If a director has a personal financial interest in respect of a matter to be considered at a meeting of the board he or she must disclose the interest and its nature, any material information relating to the matter and thereafter leave the meeting immediately after making the disclosure. Such director must not take part in consideration of the matter. He is not to be regarded as being present for the purpose of determining whether a resolution has sufficient support to be adopted.

The King Report on Corporate Governance for South Africa (King III Report) which came into effect on March 1, 2010, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of executive directors is approved by the Remuneration and Nominations Committee, and the shareholders approve remuneration of non-executive directors.

DRDGOLD commits itself to observing the provision of the King III Report and enforcing these to the extent possible within the context of the report's 'apply or explain' principle.

Under South African common law, directors are required to comply with certain fiduciary duties to the company and to exercise proper care and skill in discharging their responsibilities. These common law duties have now been codified by the Companies Act.

Age Restrictions

There is no age limit for directors.

Election of Directors

Each director shall be appointed by election by way of an ordinary resolution of shareholders at a general or annual meeting of company ("elected director (s)") and no appointment of a director by way of a written circulated shareholders resolution in terms of section 60 of the Companies Act shall be competent.

One third of our directors, on a rotating basis, are subject to re-election at each annual general shareholder's meeting. Retiring directors usually make themselves available for re-election. An amendment to the MOI which also subjects executive directors to re-election by rotation was approved by shareholders at the 2014 annual general meeting.

General Meetings

On the request of any shareholder or shareholders holding not less than 10 percent of our share capital which carries the right of voting at general meetings, we shall issue a notice to shareholders convening a general meeting for a date not less than 15 days from the date of the notice. Directors may convene general meetings at any time.

Our annual general meeting and a meeting of our shareholders for the purpose of passing a special resolution may be called by giving 15 days advance written notice of that meeting. For any other general meeting of our shareholders, 15 days advance written notice is required.

Our MOI provides that if at a meeting convened upon request by our shareholders, a quorum is not present within fifteen minutes after the time selected for the meeting, such meeting shall be postponed for one week. However the chairman has the discretion to extend the fifteen minutes for a reasonable period on certain grounds. The necessary quorum is three members present with sufficient voting powers in person or by proxy to exercise in aggregate 25% of the voting rights.

Voting Rights

The holders of our ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the shareholders. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on resolutions regarding the disposal of all or substantially all of our assets or mineral rights. When entitled to vote, holders of our cumulative preference shares are entitled to one vote per person on a show of hands and that portion of the total votes which the aggregate amount of the nominal value of the shares held by the relevant shareholder bears to the aggregate amount of the nominal value of all shares issued by us.

Dividends

We may, in a general meeting, or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors.

Ownership Limitations

There are no limitations imposed by our MOI or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2015, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

We may, by special resolution, reduce the share capital authorized by our MOI, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.

Amendment of the **MOI**

Our MOI may be altered by the passing of a special resolution or in compliance with a court order. The Company may also amend the MOI by increasing or decreasing the number of authorized shares, classifying or reclassifying shares, or determining the terms of shares in a class. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution.

Consent of the Holders of Cumulative Preference Shares

The rights and conditions attaching to the cumulative preference shares may not be cancelled, varied or added, nor may we issue shares ranking, regarding rights to dividends or on winding up, in priority to or equal with our cumulative preference shares, or dispose of all or part of the Argonaut mineral rights without the consent in writing of the registered holders of our cumulative preference shares or the prior sanction of a resolution passed at a separate class meeting of the holders of our cumulative preference shares.

Distributions

We are authorized to make payments in cash or in specie to our shareholders in accordance with the provisions of the Companies Act and other consents required by law from time to time. We may, for example, in a general meeting, upon recommendation of our directors, resolve that any surplus funds representing capital profits arising from the sale of any capital assets and not required for the payment of any fixed preferential dividend, be distributed among our ordinary shareholders. However, no such profit shall be distributed unless we have sufficient other assets to satisfy our liabilities and to cover our paid up share capital. We also need to consider the solvency and liquidity requirements stated in the Companies Act of South Africa.

Directors' power to vote compensation to themselves

The remuneration of non-executive directors may not exceed in aggregate in any financial year the amount fixed by the Company in general meeting. The Companies Act requires that remuneration to non-executive directors may be paid only in accordance with a special resolution approved by shareholders within the previous two years.

Time limit for dividend entitlement

All unclaimed monies that are due to any shareholder/s shall be held by the company in trust for an indefinite period until lawfully claimed by such shareholder/s, subject to the Prescription Act, 1968 as amended or any other law which governs the law of prescription.

Staggered director elections & cumulative voting

At each annual general meeting of the Company one-third of the directors shall retire and be eligible for re-election. No provision is made for cumulative voting.

Sinking fund provisions and liability to further capital calls

There are no sinking fund provisions in the MOI attaching to any class of the company shares, and the company does not subject shareholders to liability to further capital calls.

Provision that would delay/prevent change of control

The Companies Act provides that companies which propose to merge or amalgamate must enter into a written agreement setting out the terms thereof. They must prove that upon implementation of the amalgamation or merger each will satisfy the solvency and liquidity test. Companies involved in disposals, amalgamations or mergers, or schemes of arrangement must obtain a compliance certificate from the Takeover Regulation Panel, pass special resolutions and in some instances they must obtain an independent expert report.

10C. MATERIAL CONTRACTS

ZAR2,000,000,000 Domestic Medium Term and High Yield Note Programme ("DMTN Programme") agreement entered into between DRDGOLD Limited ("Issuer"), Crown Gold Recoveries Proprietary Limited ("Crown"), East Rand Proprietary Mines Limited ("ERPM"), Ergo Mining Operations Proprietary Limited ("EMO"), Ergo Mining Proprietary Limited ("Ergo") and ABSA Bank Limited ("ABSA") dated June 30, 2012.

Under this agreement the Issuer may from time to time issue loan notes to certain investors. The maximum aggregate nominal amount of all such notes from time to time outstanding under the DMTN Programme may not exceed R2,000,000,000 (two billion South African Rand). Crown, ERPM, EMO and Ergo ("Guarantors") are joint and several guarantors in favour of the Issuer. The Guarantors guarantee to the holders of the notes the due and punctual performance by the Issuer of its payment obligations under the DMTN Programme. The notes may be listed on the JSE Limited. ABSA Capital, a division of ABSA Bank Limited, has been appointed dealer and arranger of the notes.

Sale of Shares and Claims Agreement entered into by Village Main Reef Limited ("VMR"), DRDGOLD Limited ("DRDGOLD") ("Seller"), Business Venture Investments No 1557 Proprietary Limited ("Purchaser") and Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") dated February 11, 2012.

On February 11, 2012, DRDGOLD, Village Main Reef Limited (VMR), Blyvoor and Business Venture Investments No 1557 Proprietary Limited (a wholly owned subsidiary of VMR) (Purchaser) entered into a sale of shares and claims agreement. Pursuant to terms of the Agreement, DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to 74% of the total issued ordinary share capital of Blyvoor) (Sale Shares) and its working capital and shareholder loan claims against Blyvoor, or the Sale Claims to the Purchaser (the Transaction). The Transaction is divided into the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser, and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser. The purchase consideration payable in respect of the Sale Claims and the Sale Shares shall be discharged by VMR through the issue of 85,714,286 new ordinary shares in VMR (VMR Shares) to DRDGOLD and an amount of R1 payable in cash by VMR, respectively.

The Part A Sale was completed on June 1, 2012, at which time 65,714,286 of the Village Main Reef Limited ("VMR") Shares were issued directly to DRDGOLD and 20,000,000 are held in escrow (Escrow Shares) pending completion of the Part B Sale.

The Part B Sale is subject to the fulfillment, or waiver (if applicable), of the following conditions precedent:

First - by not later than the second anniversary of the signature date of the Agreement, the Department of Mineral Resources (DMR) must have granted the conversion of Blyvoor's old order mining right and the new order mining right must have been notarially executed and registered in the Mining Titles Office or Conversion; and

Second - by not later than the third anniversary of the signature date of the Agreement, the DMR must have unconditionally approved the transfer of DRDGOLD's interest in Blyvoor to the Purchaser pursuant to section 11 of the Mineral & Petroleum Resources Development Act, No 28 of 2002 or conditionally approved it on terms and conditions which each of DRDGOLD and the Purchaser has confirmed to be acceptable (Section 11 Approval).

If Conversion does not occur in accordance with the terms of the Agreement, or Conversion occurs but Section 11 Approval is not obtained, and unless it did not occur as a consequence of a Prejudicial Act on the part of either of the Parties, any one, or more, of the following may occur:
- the sale of the Sale Shares is carried out and the Sale Shares are transferred to the Purchaser;
- a portion of the Sale Claims revert to DRDGOLD;
- the appointment of the Purchaser as DRDGOLD's agent to render corporate services on behalf of DRDGOLD to Blyvoor continues or is terminated; and/or
- DRDGOLD's right to receive dividends in respect of the Sale Shares is reinstated.

The first of the Part B conditions precedent - the notarial execution and registration of the new order mining rights after Blyvoor successfully applied for the conversion of the rights - was required to be satisfied during fiscal 2014. DRDGOLD contends that VMR failed to complete certain administrative steps associated with the registration of Blyvoor's New Order Mining Rights. DRDGOLD is alleging that this constituted a breach of contract and a Prejudicial Act on the part of VMR, which entitles DRDGOLD to relief. The second of the conditions precedent - Section 11 Approval - has also not been obtained.

While the fulfilment of the conditions precedent of Part B of the disposal is in dispute between the parties, the parties entered into a settlement agreement pursuant to which the parties to the settlement agreement agreed to terminate the procedures relating to the dispute, not to pursue arbitration and to settle the escrow shares and dividends equally between the parties. DRDGOLD fully reserves all rights as against third parties – including any such regulatory authorities – regarding the terms of the settlement and the right to rely upon our stated position regarding the fulfillment of Part B.

Sale of Interest Agreement between DRDGOLD Limited ("DRDGOLD") and Ergo Mining Proprietary Limited ("Ergo Mining") dated June 29, 2012.

Under this agreement DRDGOLD sells and Ergo Mining purchases DRDGOLD's 35% participation interest in the assets and liabilities of the unincorporated joint venture, called ErgoGold (previously called the Elsburg JV), between DRDGOLD and East Rand Proprietary Mines Limited. The purchase price payable is R200,000,000 (two hundred million South African rand). The purchase price was advanced by DRDGOLD to Ergo on loan account.

Heads of Agreement entered into by Trans-Caledon Tunnel Authority ("TCTA'), Ergo Mining Operations Proprietary Limited ("EMO"), East Rand Proprietary Mines Limited ("ERPM") and Crown Gold Recoveries Proprietary Limited ("CGR") (collectively CGR, EMO and ERPM are called "the Ergo Group") dated November 28, 2012.

Under this agreement the Ergo Group grants TCTA access to land for the construction of a water treatment plant, access to the South West Vertical Shaft of ERPM to construct and operate a pump station to pump the acid mine drainage ("AMD") to surface, the right to construct a sludge pipeline using servitudes owned by the Ergo Group members, shared use of an Ergo Group residue pipeline and partial use of the Ergo tailings dams for the deposition of up to 4,167m³ of sludge per day, emanating from the water treatment plant. EMO has an option to acquire from TCTA, for its operations up to 30 ML of untreated or partially treated AMD per day.

Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD"), Khumo Gold SPV Proprietary Limited ("Khumo") and DRDSA Empowerment Trust (the Trust) dated March 17, 2014.

On March 17, 2014, Khumo and DRDGOLD, the ultimate majority holding company of Ergo, entered into the Share Sale and Subscription Agreement in respect of which DRDGOLD agreed to acquire all of the shares in and claims against EMO, held by Khumo, subject to the fulfilment of certain conditions. On the same day, the Trustees of the DRDSA Empowerment Trust and DRDGOLD entered into the Share Sale and Subscription Agreement in respect of which DRDGOLD agreed to acquire all of the shares in and claims against EMO held by the Trust. This transaction was concluded as outlined in note 16.2.

10D. EXCHANGE CONTROLS

The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all the exchange control regulations. The discussion in this section is based on the current law and positions of the South African Government. Changes in the law may alter the exchange control provisions that apply, possibly on a retroactive basis.

Introduction

Dealings in foreign currency, the export of capital and revenue, payments by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations, or the Regulations. The Regulations form part of the general monetary policy of South Africa. The Regulations are issued under Section 9 of the Currency and Exchanges Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.

The Treasury has delegated the administration of exchange controls to the Exchange Control Department of the South African Reserve Bank, or SARB, which is responsible for the day to day administration and functioning of exchange controls. SARB has a wide discretion. Certain banks authorized by the Treasury to co-administer certain of the exchange controls, are authorized by the Treasury to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the exchange control rulings, or Rulings, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, in terms of the Rulings, to deal in South African assets, to invest and disinvest in South Africa.

The Regulations provide for restrictions on exporting capital from the Common Monetary Area consisting of South Africa, Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area are not subject to these exchange control regulations.

There are many inherent disadvantages to exchange controls, including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1998, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of SARB prior to raising foreign funding on the strength of their South African statements of financial position, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an "affected person" by SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an "affected person" by SARB.

Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of SARB, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations as well as progress reports to SARB on an annual basis. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

Although exchange controls have been gradually relaxed since 1998, unlimited outward transfers of capital are not permitted at this stage. Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

- corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment;
- corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R500 million to finance approved new investments in African countries on an annual bases. Approval from SARB is required in advance for investments in excess of R500 million. On application to SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
- as a general rule, SARB requires that more than 10% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, SARB may instruct that the equity be disposed of. In our experience SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
- remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds will be blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

- blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;
- securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of SARB. Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialized or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned; or
- mutual funds.

Aside from the investments referred to above, blocked rands may only be utilized for very limited purposes. Dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. It is not possible to predict when existing exchange controls will be abolished or whether they will be continued or modified by the South African Government in the future.

Sale of Shares

Under present exchange control regulations in South Africa, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words "non-resident," unless dematerialized.

Dividends

Dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable.

Any cash dividends paid by us are paid in rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement entered on August 12, 1996, and as amended and restated, between the Company and The Bank of New York, as the depository. Subject to exceptions provided in the deposit agreement, cash dividends paid in rand will be converted by the depositary to dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses.

Voting rights

There are no limitations imposed by South African law or by our MOI on the right of non-South African shareholders to hold or vote our ordinary shares.

10E. TAXATION

Material South African Income Tax Consequences

The following is a summary of material income tax considerations under South African income tax law. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers are urged to consult their tax advisers with respect to their particular circumstances and the effect of South African or other tax laws to which they may be subject.

South Africa imposes tax on worldwide income of South African residents. Generally, South African non-residents do not pay tax in South Africa except in the following circumstances:

Income Tax and withholding tax on dividends

Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(i) of the South African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R34,500 if the taxpayer is 65 years of age or older or (b) R23,800 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.

No withholding tax is deductible in respect of interest payments made to non-resident investors.

Section 64F of the amendments to the Income Tax Act as set out in Part VIII in Chapter II of the Income Tax Act, sets out beneficial owners who are exempt from the dividend tax, which includes, resident companies receiving a dividend after the effective date, being April 1, 2012. The Convention between the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a US resident (within the meaning of the Tax Treaty) to 5% of the gross amount of the dividends if such US resident is a company which holds directly at least 10% of our voting stock and 15% of the gross amount of the dividends in all other cases.

The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

In fiscal years 2015 and 2014, the corporate tax rates for taxable mining and non-mining income were 34% and 28%, respectively. The Company, is subject to 34% tax on mining income and 28% for non-mining income. The formula for determining the South African gold mining tax rate for FY2015 and FY2014 is: $Y = 34 - 170/X$. Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

With effect from April 1, 2014, Section 8F of the Income Tax Act results in any amount of interest which is incurred in respect of a "*hybrid debt instrument*" is deemed to be a dividend *in specie* and taxed as such in the hands of the payor and the recipient. The various subordination agreements entered into within the group as outlined in Item 7B. ''Related party transactions'' resulted in the associated loans within the group being characterised as "*hybrid debt instruments*" and being taxed accordingly.

Capital Gains Tax

Non-residents are generally not subject to Capital Gains Tax, or CGT, in South Africa. They will only be subject to CGT on gains arising from the disposal of capital assets if the assets disposed of consist of:

- immovable property owned by the non-residents situated in South Africa, or any interest or right in or to immovable property. A non-resident will have an interest in immovable property if it has a direct or indirect shareholding of at least 20% in a company, where 80% or more of the net assets of that company (determined on a market value basis) are attributable directly or indirectly to immovable property; or
- any asset of a permanent establishment of a non-resident in South Africa through which a trade is carried on.

If the non-residents are not subject to CGT because the assets disposed of do not fall within the categories described above, it follows that they will also not be able to claim the capital losses arising from the disposal of the assets.

United States Federal Income Tax Consequences

The following discussion is a summary of the US federal income tax consequences to US holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with US holders who hold ordinary shares or ADSs as capital assets for US federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, banks and other financial institutions, insurance companies, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a "hedge," "conversion transaction," "synthetic security," "straddle," "constructive sale" or other integrated investment, persons who acquired the ordinary shares or ADSs upon the exercise of employee stock options or otherwise as compensation, persons whose functional currency is not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax consequences and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax, the Medicare tax or the application of the federal estate or gift tax.

For purposes of this discussion, a "US holder" is a beneficial owner of ordinary shares or ADSs who or that is, for US federal income tax purposes:

- a citizen or individual resident of the US;
- a corporation (or any entity treated as a corporation for US federal income tax purposes) created or organized under the laws of the US or any political subdivision thereof;
- an estate, the income of which is subject to US federal income tax without regard to its source; or
- a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a US person.

If a partnership (or an entity treated as a partnership for US federal income tax purposes) holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in partnerships holding any ordinary shares or ADSs are urged to consult their tax advisors.

Because individual circumstances may differ, US holders of ordinary shares or ADSs are urged to consult their tax advisors concerning the US federal income tax consequences applicable to their particular situations as well as any consequences to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, a US holder of ADSs will be treated for US federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to US federal income tax.

Subject to the discussion below under the heading "Passive Foreign Investment Company", distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the dollar value of the sum of the South African rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the "spot rate" on the date the dividend distribution is includable in such US holder's income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date such holder converts the payment into dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs. To the extent that these distributions exceed the US holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Passive Foreign Investment Company". We do not intend to calculate our earnings or profits for US federal income tax purposes. US holders should therefore assume that any distributions with respect to our ordinary shares or ADSs will constitute dividend income.

"Qualified dividend income" received by individual US holders (as well as certain trusts and estates) generally will be taxed at a maximum US federal income tax rate applicable to capital gains. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading "Passive Foreign Investment Company". US holders are urged to consult their tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the US Internal Revenue Service has the authority to determine the spot rate.

Dividend income derived with respect to the ordinary shares or ADSs will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute "passive category income," or in the case of certain US holders, "general category income."

Disposition of Ordinary Shares or ADSs

Subject to the discussion below under the heading "Passive Foreign Investment Company", upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a US holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a US holder on the taxable disposition of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.

In the case of a cash basis US holder who receives rands in connection with the taxable disposition of ordinary shares or ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A US holder who receives payment in rand and converts rand into US dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis US holder may elect the same treatment required of cash basis taxpayers with respect to a taxable disposition of ordinary shares or ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis holder does not elect to be treated as a cash basis taxpayer, such US holder may have a foreign currency gain or loss for US federal income tax purposes because of the differences between the US dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such US holder on the disposition of such ordinary shares or ADSs.

Passive Foreign Investment Company

A special and adverse set of US federal income tax rules apply to a US holder that holds stock in a passive foreign investment company, or PFIC. We would be a PFIC for US federal income tax purposes if for any taxable year either (i) 75% or more of our gross income, including our pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, were passive income or (ii) 50% or more of our average total assets (by value), including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, were assets that produced or were held for the production of passive income. If we were a PFIC, US holders of the ordinary shares or ADSs would be subject to special rules with respect to (i) any gain recognized upon the disposition of the ordinary shares or ADSs and (ii) any receipt of an excess distribution (generally, any distributions to a US holder during a single taxable year that is greater than 125% of the average amount of distributions received by such US holder during the three preceding taxable years in respect of the ordinary shares or ADSs or, if shorter, such US holder's holding period for the ordinary shares or ADSs). Under these rules:

- the gain or excess distribution will be allocated ratably over a US holder's holding period for the ordinary shares or ADSs, as applicable;
- the amount allocated to the taxable year in which a US holder realizes the gain or excess distribution will be taxed as ordinary income;
- the amount allocated to each prior year (other than a pre-PFIC year), with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
- the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year (other than a pre-PFIC year).

Although we generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during a US holder's holding period, if we cease to satisfy the requirements for PFIC classification, the US holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ordinary shares or ADSs through the close of the tax year in which we cease to be a PFIC.

A US holder of a PFIC are required to file an annual report with the Internal Revenue Service containing such information as the US Secretary of Treasury may require.

A US holder of the ordinary shares or ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the US holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the US holder's adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a US holder's death, the tax basis of the ordinary shares or ADSs in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADSs. US holders desiring to make the mark-to-market election are urged to consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADSs.

In the case of a US holder who holds ordinary shares or ADSs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat us as a "qualified electing fund" in the first taxable year in which such holder owns the ordinary shares or ADSs and if we comply with certain reporting requirements. However, we do not intend to supply US holders with the information needed to report income and gain pursuant to a "qualified electing fund" election in the event that we are classified as a PFIC.

We believe that we were not a PFIC for our fiscal year ended June 30, 2015. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles. Therefore, no assurance can be given that we were not a PFIC for our 2014 fiscal year ended June 30, 2014. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

The rules relating to PFICs are very complex. US holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investments in our ordinary shares or ADSs.

Information Reporting and Backup Withholding

Payments made in the United States or through certain US-related financial intermediaries of dividends or the proceeds of the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting and US federal backup withholding if the recipient of such payment is not an "exempt recipient" and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. Payments made with respect to our ordinary shares or ADSs to a US holder must be reported to the Internal Revenue Service, unless the US holder is an exempt recipient or otherwise establishes an exemption. Any amount withheld from a payment to a US holder under the backup withholding rules is refundable or allowable as a credit against the holder's US federal income tax, provided that the required information is furnished to the Internal Revenue Service.

Information with respect to Foreign Financial Assets

Certain US holders may be required to report on Internal Revenue Service Form 8938 information relating to an interest in ordinary shares or ADSs, subject to certain exceptions (including an exception for assets held in accounts maintained by certain financial institutions, although the account itself may be reportable if held at a non-US financial institution). US holders should consult their tax advisers regarding the effect, if any, of this reporting requirement on their acquisition, ownership and disposition of ordinary shares or ADSs.

US holders should consult their tax advisors regarding application of the information reporting and backup withholding rules.

10F. DIVIDENDS AND PAYING AGENTS

On August 27, 2015, we declared a dividend which, in total, amounted to R43.1 million (10 cents per ordinary share). Dividends tax is 15% of the dividend paid, lower rates can apply for foreign beneficial owners and there are also certain exemptions that apply. The dividends tax, where relevant, will be withheld from the dividend payment. There are no dividend restrictions.

Date of entitlement:	October 9, 2015
Approximate date of conversion:	October 16, 2015
Approximate payment date:	October 19, 2015
Paying agents:	Link Market Services (US and SA)
	St James's Corporate Services Limited (UK)
	Computershare (Australia)

10G. STATEMENT BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. +27-11-470-2600. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

A copy of each document concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at DRDGOLD Limited, Off Crownwood Road, Crown Mines, 2092, South Africa.

10I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest and credit risks. We do not hold or issue derivative financial instruments for speculative purposes, nor do we hedge forward gold sales.

Refer to Item 18. ''Financial Statements - Note 25 - Financial instruments'' of the consolidated financial statements for a qualitative and quantitative discussion of our exposure to these market risks.

Commodity price risk

The market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the gold price is impossible for us to predict. The price of gold may not remain at a level allowing us to economically exploit our reserves. It is our policy not to hedge this commodity price risk.

Concentration of credit risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our receivables from customers and investment securities.

Our financial instruments do not represent a significant concentration of credit risk, because we deal with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions. Furthermore, our trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate, an impairment loss is raised. In addition, our South African operations deliver their gold to Rand Refinery Proprietary Limited (Rand Refinery), which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. Any potential shortfall in inventory in Rand Refinery is secured by the loan arrangement and to the extent of this facility, between it and its shareholders (refer Item 5A. "Financial instruments). The gold is sold by Rand Refinery usually on the same day as it is delivered and settlement is made within two days.

Foreign currency risk

Our reporting currency is the South African rand. Although gold is sold in US dollars, the Company is obliged to convert this into rands. We are thus exposed to fluctuations in the US dollar/ rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US dollars, while production costs are incurred primarily in rands. Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are held in US dollars and rands; holdings denominated in other currencies are relatively insignificant.

Long-term debt

Set out below is an analysis of our debt as at June 30, 2015, analyzed between fixed and variable interest rates. All of our long-term debt is denominated in South African rand.

	Total R'000
Interest rate	
Variable rate	23,096
Weighted average interest rate	10.8% - 11.1%
Fixed rate	21 161
Weighted average interest rate	17.9%
Total	44,257
Repayment period	
2016	25,096
2017	2,355
2018	2,772
2019	3,264
2020	10,770
Total	44,257

Based on our fiscal 2015 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would (increase)/decrease our interest expense by R0.4 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A. DEBT SECURITIES

Not applicable.

12B. WARRANTS AND RIGHTS

Not applicable.

12C. OTHER SECURITIES

Not applicable.

12D. AMERICAN DEPOSITARY SHARES

Depositary Fees and Charges

DRDGOLD's American Depository Shares, or ADSs, each representing ten of DRDGOLD's ordinary shares, are traded on the New York Stock Exchange, or NYSE under the symbol "DRD" (until December 29, 2011 our ADSs were traded on the Nasdaq Capital Market under the symbol "DROOY"). The ADSs are evidenced by American Depository Receipts, or ADRs, issued by The Bank of New York Mellon, as Depository under the Amended and Restated Deposit Agreement dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007, among DRDGOLD Limited, The Bank of New York Mellon and owners and beneficial owners of ADRs from time to time. ADR holders may have to pay the following service fees to the Depositary:

Service	Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Distribution of cash dividends or other cash distributions	2 cents (or less) per ADS (or portion thereof)[2]
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	$5.00 (or less) per 100 ADSs (or portion thereof)[2]

In addition, ADR holders are responsible for certain fees and expenses incurred by the Depositary on their behalf including (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of ordinary shares generally on the share register and applicable to transfers of ordinary shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, and (4) such expenses as are incurred by the Depositary in the conversion of foreign currency to U.S. Dollars.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary, collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Depositary Payments

The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an amount of $35,759.31 mainly consisting of accumulated contributions towards the Company's investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).

---

[1] These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued ADSs from the Depositary or delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

[2] In practice, the Depositary has not collected these fees. If collected, such fees are offset against the related distribution made to the ADR holder.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of June 30, 2015, our management, with the participation of our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as this term is defined under the rules of the SEC). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2015.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that such information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives.

15B. Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under Section 404 of the Sarbanes Oxley Act of 2002, management is required to assess our internal controls surrounding the financial reporting process as at the end of each fiscal year. Based on that assessment, management is to determine whether or not our internal controls over financial reporting are effective.

Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Instead, it must be noted that even those systems that management deems to be effective can only provide reasonable assurance with respect to the preparation and presentation of our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies and procedures.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management concluded that as of June 30, 2015 our internal control over financial reporting was effective.

The COSO has recently issued the new internal control framework ("COSO 2013") that relies heavily on entity level controls and operational risks, in addition to controls over financial reporting. Our current management assurance systems are geared to respond to the earlier COSO framework, and we are currently in the process of transitioning to the COSO 2013 framework.

15C. Independent Auditor's Attestation Report

The effectiveness of internal control over financial reporting as of June 30, 2015 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

15D. Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule 13a-15.

During the year ended June 30, 2015, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. J.A. Holtzhausen, Chairman of the Audit and Risk Committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the New York Stock Exchange, or NYSE, and rules promulgated by the SEC and independent both under the New York Stock Exchange Rules and the South African Johannesburg Stock Exchange Rules. The board is satisfied that the skills, experience and attributes of the members of the audit and risk committee are sufficient to enable those members to discharge the responsibilities of the audit and risk committee.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Group Financial Manager and Financial Manager at each mining operation as well as all other employees. The Code of Ethics was last updated on February 9, 2012. The Code of Ethics and Conduct can be accessed on the Company's website at www.drdgold.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Inc. has served as our independently registered public accountant for the fiscal years ending June 30, 2015, 2014 and 2013, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal 2015 and 2014:

Auditors' remuneration	**Year ended June 30,**	
	2015	**2014**
	R'000	**R'000**
Audit fees	6,249	5,712
Audit fees (Under provision - prior year)	966	-
Audit-related fees	75	75
Tax fees	-	-
All other fees	290	-
	7,580	5,787

Audit Fees

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Audit-Related Fees

The audit related fees for fiscal 2015 consist of fees invoiced with respect to the reporting accountants report issued on the pro forma financial information in connection with agreement entered into on July 24, 2014 by EMO and ERPM with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related liabilities.

The audit related fees for fiscal 2014 consist of fees invoiced with respect to the reporting accountants report issued on the pro forma financial information included in a circular issued by the company on May 6, 2014 in connection with the acquisition by the Company of Khumo Gold SPV Proprietary Limited's 20% interest in Ergo Mining Operations Proprietary Limited in exchange for 35 000 000 new DRDGOLD ordinary shares; and the proposed acquisition by the Company of the DRDSA Empowerment Trust's 6% interest in Ergo Mining Operations Proprietary Limited in exchange for 10 500 000 new DRDGOLD ordinary shares.

Tax Fees

For fiscal 2015 and fiscal 2014, no fees have been billed for tax compliance, tax advice or tax planning services.

All Other Fees

All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees.

The all other fees for fiscal 2015 consist of fees invoiced with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal 2014. Subsequent to June 30, 2015 KPMG was engaged to provide limited assurance on specified items contained in our Integrated Report for fiscal 2015 that was billed during fiscal 2016.

The Audit and Risk Committee is directly responsible for recommending the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit and Risk Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc.'s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance. The following paragraphs summarize the significant differences between these various requirements and how it is implemented by DRDGOLD:

Independence of audit and risk committee members

NYSE Listing Standards require a NYSE listed company to have an audit committee composed of at least three independent members. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under NYSE Listing Standards Rules provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. As at June 30, 2015 all of our audit and risk committee members were and as at September 30, 2015 all of our audit and risk committee members are independent both under the NYSE Listing Standards and the South African JSE Limited Listings Requirements.
.

Shareholder meeting quorum requirements

Section 310.00 of the NYSE Listing Standards provides that the quorum required for any meeting of holders of common stock should be sufficiently high to insure a representative vote. Consistent with the practice of companies incorporated in South Africa, our Memorandum of Incorporation requires a quorum of three members present with sufficient voting powers in person or by proxy to exercise in aggregate 25% of the voting rights and we have elected to follow country rule.

Nominations Committee

Section 303A.04 of the NYSE Listing Standards provides listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The JSE Limited Listings Requirements only require that the members of such a committee be non-executive directors, the majority of whom must be independent. DRDGOLD has such a nominations committee whose members are independent under both the NYSE Listings Standards and the JSE Limited Listings Requirements.

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following annual financial statements and related auditor's reports are filed as part of this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of DRDGOLD Limited

We have audited the accompanying consolidated statements of financial position of DRDGOLD Limited and its subsidiaries as of June 30, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2015. We also have audited DRDGOLD Limited's internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on DRDGOLD Limited's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRDGOLD Limited and its subsidiaries as of June 30, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Inc
KPMG Inc
Johannesburg, Republic of South Africa
October 30, 2015

DRDGOLD Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
for the year ended June 30, 2015

	Note	2015 R'000	2014 R'000	2013 R'000
Revenue	3	**2,105,298**	1,809,434	2,076,496
Cost of sales		**(1,946,331)**	(1,687,270)	(1,639,377)
Operating costs		**(1,786,880)**	(1,598,300)	(1,497,439)
Depreciation	9	**(193,301)**	(159,999)	(143,766)
Retrenchment costs	4	**(7,150)**	(6,748)	(565)
Movement in provision for environmental rehabilitation	15 & 17	**20,443**	86,605	(15,334)
Movement in gold in progress		**20,557**	(8,828)	17,727
Gross profit from operating activities		**158,967**	122,164	437,119
Impairments	4	**(7,904)**	(56,591)	(187,866)
Administration expenses and general costs		**(56,162)**	(78,120)	(64,549)
Results from operating activities	4	**94,901**	(12,547)	184,704
Finance income	5	**51,497**	27,980	65,992
Finance expenses	6	**(49,603)**	(52,295)	(41,975)
Share of losses of equity accounted investments		**-**	(313)	(50,135)
Profit / (loss) before tax		**96,795**	(37,175)	158,586
Income tax	7	**(28,599)**	(17,548)	(60,928)
Profit / (loss) for the year		**68,196**	(54,723)	97,658
Attributable to:				
Equity owners of the parent		**67,807**	(45,808)	49,420
Non-controlling interest	16.2	**389**	(8,915)	48,238
Profit / (loss) for the year		**68,196**	(54,723)	97,658

DRDGOLD Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (continued)
for the year ended June 30, 2015

	Note	2015 R'000	2014 R'000	2013 R'000
Other comprehensive income				
Items that are or may be reclassified to profit or loss, net of tax				
Net foreign exchange translation reserve		**(5,882)**	-	9,134
Foreign exchange profit/(loss) on translation		**-**	-	9,134
Foreign exchange translation reserve reclassified to profit or loss	16.1	**(5,882)**		
Net fair value adjustment on available-for-sale investment		**(757)**	(51,626)	34,570
Fair value adjustment on available-for-sale investments	10	**19,118**	(49,872)	(72,113)
Fair value adjustment on available-for-sale investment reclassified to profit or loss	5	**(19,875)**		
Impairment of available-for-sale investment reclassified to profit or loss		**-**	-	101,261
Non-controlling interest in fair value adjustment on available-for-sale investment	16.2	**-**	(1,754)	951
Deferred tax thereon		**-**	-	4,471
Items that will never be reclassified to profit or loss, net of tax				
Actuarial loss	18	**(539)**	-	-
Total comprehensive income for the year		**61,018**	(106,349)	141,362
Attributable to:				
Equity owners of the parent		**60,629**	(95,680)	92,173
Non-controlling interest		**389**	(10,669)	49,189
Total comprehensive income for the year		**61,018**	(106,349)	141,362
Earnings per share attributable to equity owners of the parent				
Basic earnings/(loss) per share (cents)	8	**17**	(12)	13
Diluted earnings/(loss) per share (cents)	8	**17**	(12)	13

The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2015

	Note	2015 R'000	2014 R'000
ASSETS			
Non-current assets		**1,894,054**	1,970,344
Property, plant and equipment	9	**1,698,774**	1,755,503
Non-current investments and other assets	10	**194,082**	213,417
Deferred tax asset	19	**1,198**	1,424
Current assets		**608,984**	470,402
Inventories	13	**168,729**	147,189
Trade and other receivables	14	**93,273**	99,523
Current tax asset		**13,241**	5,885
Cash and cash equivalents	23	**324,375**	208,932
Assets held-for-sale	15	**9,366**	8,873
Total assets		**2,503,038**	2,440,746
EQUITY AND LIABILITIES			
Equity		**1,529,925**	1,481,211
Equity of the owners of the parent	16	**1,529,925**	1,249,071
Non-controlling interest		**-**	232,140
Non-current liabilities		**669,495**	652,062
Provision for environmental rehabilitation	17	**493,291**	451,203
Post-retirement and other employee benefits	18	**9,242**	9,275
Deferred tax liability	19	**147,801**	116,084
Finance lease obligation	21	**19,161**	-
Loans and borrowings	20	**-**	75,500
Current liabilities		**303,618**	307,473
Trade and other payables		**258,353**	211,790
Finance lease obligation	21	**2,000**	-
Loans and borrowings	20	**23,096**	73,195
Post-retirement and other employee benefits	18	**2,557**	1,958
Liabilities held-for-sale	15	**17,612**	20,530
Total liabilities		**973,113**	959,535
Total equity and liabilities		**2,503,038**	2,440,746

The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2015

	Number of ordinary shares	Number of cumulative preference shares	Share capital R'000	Cumulative preference share capital R'000	Revaluation and other reserves[1] R'000	Retained earnings R'000	Equity of the owners of the parent R'000	Non-controlling interest R'000	Total equity R'000
Balance at June 30, 2012	385,383,767	5,000,000	4,089,117	500	205,075	(2,813,898)	1,480,794	150,972	1,631,766
Total comprehensive income									
Profit for the year						49,420	49,420	48,238	97,658
Other comprehensive income[2]					42,753		42,753	951	43,704
Transactions with the owners of the parent									
Share issue expenses			(180)				(180)		(180)
Dividend on ordinary share capital						(91,004)	(91,004)	(15,736)	(106,740)
Share-based payments					1,166		1,166		1,166
Share option buy-out					(24,052)		(24,052)		(24,052)
Treasury shares disposed of by subsidiary			350				350		350
Non-controlling interest on disposal of subsidiary						(58,384)	(58,384)	58,384	-
Balance at June 30, 2013	385,383,767	5,000,000	4,089,287	500	224,942	(2,913,866)	1,400,863	242,809	1,643,672
Total comprehensive income									
Loss for the year						(45,808)	(45,808)	(8,915)	(54,723)
Other comprehensive income[2]					(49,872)		(49,872)	(1,754)	(51,626)
Transactions with the owners of the parent									
Share issue expenses			(1,060)				(1,060)		(1,060)
Dividend on ordinary share capital						(53,085)	(53,085)		(53,085)
Share-based payments					520		520		520
Share option buy-out					(2,734)		(2,734)		(2,734)
Treasury shares disposed of by subsidiary			247				247		247
Balance at June 30, 2014	385,383,767	5,000,000	4,088,474	500	172,856	(3,012,759)	1,249,071	232,140	1,481,211
Total comprehensive income									
Profit for the year						67,807	67,807	389	68,196
Other comprehensive income[2]					(6,639)	(539)	(7,178)		(7,178)
Transactions with the owners of the parent									
Share issue	45,500,000		96,460			135,189	231,649	(232,529)	(880)
Transaction costs			(4,015)				(4,015)		(4,015)
Dividend						(7,585)	(7,585)		(7,585)
Share-based payments					176		176		176
Share option reserve transferred to retained earnings					(30,563)	30,563	-		-
Balance at June 30, 2015	430,883,767	5,000,000	4,180,919	500	135,830	(2,787,324)	1,529,925	-	1,529,925

The accompanying notes are an integral part of these consolidated financial statements.

[1] Revaluation and other reserves at June 30, 2015 comprise asset revaluation reserves (refer note 16). Revaluation and other reserves at June 30, 2014 and June 30, 2013 comprise share-based payment reserves, foreign currency translation reserve and asset revaluation reserves. The foreign exchange differences arose on translation of a foreign joint venture in Zimbabwe (refer note 16).
[2] Refer to the consolidated statement of profit or loss and other comprehensive income for a detailed analysis of total comprehensive income for the year.

DRDGOLD Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2015

	Note	2015 R'000	2014 R'000	2013 R'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash received from sales of precious metals		**2,087,926**	1,814,219	2,076,496
Cash paid to suppliers and employees		**(1,802,729)**	(1,726,835)	(1,634,175)
Cash generated by operations	22	**285,197**	87,384	442,321
Finance income		**13,883**	16,359	27,337
Dividends received		**-**	-	32,470
Finance expenses		**(11,944)**	(16,838)	(4,097)
Income tax (paid)/received		**(3,523)**	(6,214)	4,185
Net cash inflow from operating activities		**283,613**	80,691	502,216
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of non-current investments and other assets		**-**	(7)	(58,292)
Proceeds on disposal of non-current investments and other assets		**46,387**	-	1,839
Additions to property, plant and equipment		**(90,856)**	(158,593)	(368,478)
Advance to equity accounted investment		**-**	-	(13,946)
Proceeds on disposal of property, plant and equipment		**17,392**	992	31,970
Environmental rehabilitation payments	17	**(9,034)**	(14,170)	(22,476)
Contribution to environmental obligation funds		**(803)**	-	-
Acquisition of non-controlling interest		**(851)**	-	-
Repayments of amounts included in non-current investments and other assets		**96**	-	-
Net cash outflow from investing activities		**(37,669)**	(171,778)	(429,383)
CASH FLOWS FROM FINANCING ACTIVITIES				
Share issue expenses		**-**	(1,060)	(180)
Proceeds on disposal of treasury shares		**-**	247	350
Repayments of finance lease obligation		**(416)**	-	-
Advances of loans and borrowings		**-**	-	163,332
Repayments of loans and borrowings		**(122,500)**	(20,000)	(30,690)
Share option buy-out		**-**	(2,734)	(24,052)
Dividends paid		**(7,585)**	(53,085)	(103,063)
Net cash (outflow)/inflow from financing activities		**(130,501)**	(76,632)	5,697
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**115,443**	(167,719)	78,530
Cash and cash equivalents at beginning of the year		**208,932**	376,651	298,035
Foreign exchange movements		**-**	-	86
Cash and cash equivalents at the end of the year	23	**324,375**	208,932	376,651

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended June 30, 2015

1. ACCOUNTING POLICIES

REPORTING ENTITY

DRDGOLD Limited (the company) is domiciled in South Africa with a registration number of 1895/000926/06. The address of the Company is Off Crownwood Road, Crown Mines, Johannesburg, 2092. The Group is primarily involved in the retreatment of surface gold.

The consolidated financial statements comprise the company, its subsidiaries (collectively the "group" and individually "group companies") and interest in equity accounted investments.

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB) .

The consolidated financial statements were approved by the board of directors on September 17, 2015. Details of the group's accounting policies are outlined in this note.

FUNCTIONAL AND PRESENTATION CURRENCY

The consolidated financial statements are presented in South African rands, which is the company's functional currency. All financial information presented in South African rands has been rounded to the nearest thousand, unless otherwise stated.

USE OF ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is outlined below:

(a) **Recoverable amount of mining assets and depreciation**

The recoverable amounts of mining assets are determined using discounted future cash flows. Management also considers such factors as the market capitalisation of the group, the quality of the individual ore body and the country risk in determining the recoverable amount. At year-end, the market capitalisation of the group was lower than its net asset value, which management has considered as an impairment indicator. During the year under review the group calculated a recoverable amount based on updated life-of-mine plans, a gold price of R480,481 a kilogram (2014: R453,121 a kilogram) in year one escalating at an average of approximately 9.6% (2014: 7.2%) a year over the ten-year life of mine, and a weighted average cost of capital of 14.0%. The pre-tax discount rate calculated on an iterative method from the post-tax discount rate is 21.7%. The group would begin impairment of the mining assets at a 4.8 percentage points (34.4%) increase in the discount rate to 18.8%, or a 2.9% decrease in budgeted gold production or gold price over the remaining life of the operation. The above sensitivities do not include a positive terminal value, relating to the disposal of any assets at the end of the useful life.

The calculation of the units-of-production rate of depreciation could be affected if actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves.

1. ACCOUNTING POLICIES *(continued)*

USE OF ESTIMATES AND JUDGMENTS *(continued)*

    (a) Recoverable amount of mining assets and depreciation *(continued)*

        Factors could include:
        • changes in proved and probable mineral reserves (which could similarly affect the useful lives of assets depreciated on the straight-line basis, where those lives are limited to the life of the mine);
        • the grade of mineral reserves may vary significantly from time to time;
        • differences between actual commodity prices and commodity price assumptions;
        • unforeseen operational issues at mine sites including planned extraction efficiencies; and
        • changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates.

    (b) Estimate of exposure and liabilities with regard to rehabilitation costs
        Estimated provisions for environmental rehabilitation, comprising pollution control rehabilitation and mine closure, are based on the group's environmental management plans in compliance with current technological, environmental and regulatory requirements.

        An average discount rate of 8.4% (2014: 8.3%), average inflation rate of 6.0% (2014: 6.0%) and expected life-of-mine according to the life-of-mine plans were used in the calculation of the estimated net present value of the rehabilitation liability (refer to note 17).

    (c) Estimate of tax
        The group is subject to income tax in South Africa. Significant judgement is required in determining income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will have an impact on the income tax and deferred tax provisions in the period in which such determination is made. A 1percentage point increase in the effective tax rate will result in an increase in the deferred tax liability at June 30, 2015 of approximately R7.3 million (2014: R6.3 million).

    (d) Valuation of financial instruments
        If the value of a financial instrument cannot be obtained from an active market, the group has established fair value by using valuation techniques. These include the use of recent arm's-length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis and option pricing models, refined to reflect the issuer's specific circumstances.

BASIS OF MEASUREMENT
The financial statements are prepared on the historical cost basis, unless otherwise stated.

CHANGES IN ACCOUNTING POLICIES
Except for the changes below, the group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements.

NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS NOT ADOPTED
The group adopted all the new standards, amendments to standards and interpretations, which are applicable to the group, with a date of initial application of July 1, 2014. The adoption of these standards did not have a significant impact on these financial statements other than outlined below:

IFRS 8 Operating segments – Disclosures on the aggregation of operating segments
Inter alia, this amendment clarifies that the reconciliation of the total of the reportable segments' assets to the entity's assets is required only if this information is regularly provided to the entity's chief operating decision maker. This change aligns the disclosure requirements with those for segment liabilities.

As this information is not regularly provided to the entity's chief operating decision maker, the reconciliation is not disclosed (refer note 2).

1. ACCOUNTING POLICIES *(continued)*

BASIS OF CONSOLIDATION

Non-controlling interests (NCI)
NCI are measured at their proportionate share of the acquiree's identifiable net assets at the acquisition date.

Changes in the group's interest in a subsidiary which do not lead to loss of control are accounted for as equity transactions with equity owners in their capacity as equity owners and no profit or loss is recognised.

In the absence of an agreement with NCI shareholders, losses in subsidiaries are allocated to NCI even if doing so causes the NCI to have a deficit balance.

Subsidiaries
Subsidiaries are entities controlled by the group. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Loss of control
When the group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at the fair value when control is lost, which is deemed to be the cost price, and, depending on the nature of the remaining investment, is either recognised as an associate, joint venture or as a financial instrument.

Interest in equity accounted investments
The group's interest in equity accounted investments comprises interests in an associate and a joint venture.

Associates are those entities in which the group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the group has joint control, whereby the group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interest in associates and joint ventures are accounted for using the equity method. They are initially recognised at cost, which includes transaction costs. Subsequent to initial recognition, the group financial statements include the group's share of profit or loss and other comprehensive income ("OCI") of equity accounted investees, until the date on which significant influence or joint control ceases. Any losses from associates and joint ventures are brought to account in the consolidated financial statements until the interest in such associates and joint ventures are written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates and joint ventures.

Significant influence is presumed to exist when the group holds between 20% and 50% of the voting power of another entity.

Transactions eliminated on consolidation
Intra-group balances, transactions and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investments are eliminated against the investment to the extent of the group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

1. ACCOUNTING POLICIES *(continued)*

FOREIGN CURRENCY

Foreign currency transactions

Transactions in foreign currencies undertaken by group entities are translated to the functional currency at the exchange rates ruling at the dates of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies, measured at fair value, are translated at foreign exchange rates ruling at the date that the fair value was determined. Foreign exchange differences arising on translation are recognised in profit or loss.

Foreign currency differences arising from the translation of available-for-sale equity investments (except on impairment in which case the foreign currency differences that have been recognised in OCI are reclassified to profit or loss) are recognised in OCI.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into South African rands at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to South African rands at exchange rates at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised in OCI and accumulated within equity in the foreign currency translation reserve. When a foreign operation is disposed of, the relevant amount in the foreign currency translation reserve is transferred to profit or loss as part of the profit or loss on disposal. On partial disposal of a subsidiary that includes a foreign operation, the relevant portion of such cumulative amount is reattributed to NCI.

Net investment in foreign operations

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised in OCI and presented within equity in the foreign currency translation reserve in the consolidated financial statements.

FINANCIAL INSTRUMENTS

The entity classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The entity classifies non-derivative financial liabilities into the financial liabilities measured at amortised cost category.

(i) Non derivative financial assets and financial liabilities – recognition and derecognition

The entity initially recognises loans and receivables on the date when they are originated. All other financial assets and financial liabilities are initially recognised on the trade date.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or to the extent that the group or company transfers substantially all the risks and rewards of ownership of the financial asset. Any interest in such derecognised financial assets that is created or retained by the entity is recognised as a separate asset or liability.

Financial liabilities are derecognised when the obligation specified in the contract is discharged or cancelled or has expired. Any gain or loss on derecognition is taken to profit or loss.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the entity has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(ii) Non derivative financial assets – measurement

Loans and receivables

These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method less any impairment losses.

1. ACCOUNTING POLICIES *(continued)*

FINANCIAL INSTRUMENTS *(continued)*

(ii) Non derivative financial assets – measurement *(continued)*

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. Cash and cash equivalents include restricted cash and are short-term in nature. Restricted cash which is long-term in nature is classified as non-current and is similar in nature to rehabilitation trust funds. Restricted cash would typically be long-term in nature when it is expected not to be able to be utilised for at least 12 months after the reporting date.

Available-for-sale financial assets

The group's investments in equity securities are classified as available-for-sale financial assets.

These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses are recognised in OCI and accumulated in the fair value reserve. When these assets are derecognised, the gain or loss accumulated in equity is reclassified to profit or loss. The group applies settlement date accounting to the regular way purchase or sale of financial assets.

(iii) Non-derivative financial liabilities – measurement

Non-derivative financial liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortised cost using the effective interest method.

PROPERTY, PLANT AND EQUIPMENT

Recognition and measurement

The group's property, plant and equipment consist mainly of mining assets which comprise mining properties (including mineral rights), mine development costs, mine plant facilities, exploration assets and vehicles.

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses.

Development costs, which are capitalised, consist primarily of expenditure that gives access to proved and probable mineral reserves. Capitalised development costs include expenditure incurred to develop new ore bodies, to define future mineralisation in existing ore bodies and to expand the capacity of a mine. Mine development costs to maintain production are expensed as incurred. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred (refer to accounting policy on borrowing costs capitalised). Mine development costs capitalised, include acquired, proved and probable mineral reserves at the acquisition date.

Exploration and evaluation costs, including the costs of acquiring licences, property and qualifying borrowing costs, are capitalised as exploration assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability of the project. The capitalised costs are presented as tangible assets according to the nature of the assets acquired. When a licence is relinquished or a project is abandoned, the related costs are recognised in profit or loss immediately. Pre-licence costs are recognised in profit or loss as incurred.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing an asset to a working condition for its intended use, as well as the costs of dismantling and removing an asset and restoring the site on which it is located.

Where parts of an item of property, plant and equipment, with costs that are significant in relation to the total cost of the item, have different useful lives, they are accounted for as separate items of property, plant and equipment.

Any gains or losses on disposal of an item of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount of property, plant and equipment and are recognised in profit or loss. When assets are sold which have been revalued on acquisition for consolidation purposes, the amounts included in the revaluation reserve are transferred to retained earnings (refer to note 16.1).

1. ACCOUNTING POLICIES *(continued)*

PROPERTY, PLANT AND EQUIPMENT *(continued)*

Subsequent expenditure

The group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of an item when that cost is incurred, if it is probable that the future economic benefits embodied within the part will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other costs are recognised in profit or loss as an expense incurred.

Depreciation

Depreciation of all tangible property, plant and equipment commences when the relevant item of property, plant and equipment is available for use in the manner intended by management.

Depreciation of mining properties (including mineral rights), mine development and mine plant facilities are computed using the units-of-production method based on estimated proved and probable mineral reserves, which are calculated using the group's life-of-mine business plans and a gold price at the end of each financial year. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Changes in management's estimates of the quantities of the economically recoverable reserves impact depreciation on a prospective basis.

Other assets are depreciated using the straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their estimated useful lives, unless it is reasonably certain that the group will obtain ownership by the end of the lease term. Land is not depreciated.

The current estimated useful lives for the current and comparative periods are:
- mine properties – life-of-mine, currently between six (2014: seven) and ten (2014: eight) years;
- mine development – life-of-mine, currently between six (2014: seven) and ten (2014: eight) years;
- mine plant facilities – life-of-mine, currently between six (2014: six) months and ten (2014: eight) years; and
- equipment and vehicles – three to five years.

The residual values, estimated useful lives and depreciation method are reassessed annually and adjusted if appropriate.

Leased assets

Leases in terms of which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset and liability are measured at amounts equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in the same manner as owned property, plant and equipment.

IMPAIRMENT

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence (e.g. delinquency of a debtor and indications that a debtor will enter bankruptcy) that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate, that is, the effective interest rate computed at initial recognition of these financial assets.

1. ACCOUNTING POLICIES *(continued)*

IMPAIRMENT *(continued)*

Available-for-sale financial assets

An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. When a decline in the fair value of an available-for-sale financial asset has been recognised directly in OCI, and there is objective evidence (e.g. significant or prolonged decline in the fair value below the cost of the investment) that the asset is impaired, the cumulative loss that had been recognised in OCI is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss. Financial assets that are individually significant are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognised in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised in OCI.

Non-financial assets

The carrying amounts of the group's assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of impairment testing, assets are grouped together into the smallest group of assets which generates cash flows from continuing use that is largely independent of the cash inflows of other assets or groups of assets (cash-generating units).

An impairment loss is recognised directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognised in profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated to the carrying amounts of the assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised.

Exploration assets

Exploration assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration assets are allocated to cash-generating units consistent with the determination of reportable segments.

The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. Upon determination of proven reserves exploration assets attributable to those reserves are first tested for impairment and then reclassified from exploration assets to a separate category within tangible assets.

INVENTORIES

Gold in process is stated at the lower of cost and net realisable value. Costs are assigned to gold in process on a weighted average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing as they are reliably measurable at that point. Selling, refining and general administration costs are excluded from inventory valuation.

Consumable stores are stated at the lower of cost and net realisable value. Cost of consumables is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition.

Bullion is stated at the lower of cost and net realisable value.

1. ACCOUNTING POLICIES *(continued)*

INVENTORIES *(continued)*

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

INCOME TAX

Income tax expense comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to business combinations, or to items recognised directly in equity or OCI.

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognised for tax purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries and joint ventures to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences, based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, and based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, if these relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities if the company intends to settle current tax liabilities and assets on a net basis, or if their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Dividends withholding tax

Dividends withholding tax is a tax on certain shareholders receiving dividends and is applicable to all dividends declared on or after April, 1 2012.

The company withholds dividends tax on behalf of certain of its shareholders at a rate of 15% on dividends declared. Amounts withheld are not recognised as part of the company's tax charge but rather as part of the dividend paid recognised directly in equity. Where withholding tax is withheld on dividends received, the dividend is recognised at the gross amount with the related withholdings tax recognised as part of tax expense unless it is otherwise reimbursable in which case, it is recognised as an asset.

SHARE CAPITAL

Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effect.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the company's option, and any dividends are discretionary. Dividends on preference share capital classified as equity are recognised as distributions within equity. Preference share capital is classified as a liability if it is redeemable on a specified date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognised as interest expense in profit or loss as accrued.

1. ACCOUNTING POLICIES *(continued)*

SHARE CAPITAL *(continued)*

Dividends

Dividends are recognized as a liability in the period in which they are declared.

EMPLOYEE BENEFITS

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Pension plans, which are multi-employer plans in the nature of defined contribution plans, are funded through monthly contributions to these defined contribution plans. Obligations for contributions are recognised as an employee benefit expense in profit or loss as incurred.

Long-service benefits

The group makes long-service bonus payments (long-service awards) for certain eligible employees under the Chamber of Mines of South Africa Long Service Award Scheme. The amount of the award is based on both the employee's skill level and years of service with gold mining companies that qualify for the scheme. The obligation is accrued over the service life of the employees and is calculated using a projected unit credit method. Any actuarial gains or losses are recognised in OCI in the period in which they arise.

Post-retirement medical benefits

Post-retirement medical benefits in respect of qualifying employees are recognised over the expected remaining service lives of relevant employees and the remaining life expectancies of retirees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities are provided in full, calculated on an actuarial basis and discounted using the projected unit credit method. The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the group's obligations and that are denominated in the same currency in which the benefits are expected to be paid. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates. The fair value of any plan assets is deducted. Actuarial gains and losses are recognised immediately in OCI. When the calculation results in a benefit to the group, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are changed, the portion of the changed benefit relating to past service by employees is recognised in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in OCI.

Termination benefits

Termination benefits are recognised as an expense when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Termination benefits for voluntary redundancies are recognised as an expense if the group has made an offer for voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

Share-based payment transactions

Equity settled share based payment awards
The group grants share options to certain employees under an employee share plan to acquire shares of the company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options.

The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to market conditions such as share prices not achieving the threshold for vesting.

1. ACCOUNTING POLICIES *(continued)*

EMPLOYEE BENEFITS *(continued)*

Cash settled share based payment awards

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date, based on the fair value of the share appreciation rights. Any changes in the liability are recognised as employee benefit expenses in profit or loss. The fair value of the options granted is measured using the Black-Scholes option pricing model at each reporting date.

PROVISIONS

A provision is recognised in the statement of financial position when the group has present legal or constructive obligations resulting from past events that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Decommissioning liabilities

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly, an asset is recognised and included within mining properties.

Decommissioning liabilities are measured at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in profit or loss. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration liabilities

The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are recognised in profit or loss as a cost of production. Gross restoration liabilities are estimated at the present value of the expenditures expected to settle the obligation.

Rehabilitation obligation funds

Rehabilitation obligation funds are used to cover the estimated cost of rehabilitation at the end of the life of the relevant mine. These contributions are recognised as a right to receive a reimbursement from the fund and measured at the lower of the amount of the decommissioning obligation recognised and the fair value of the fund assets. Changes in the carrying value of the fund assets, other than contributions to and payments from the fund, are recognised in profit or loss.

REVENUE RECOGNITION

Gold bullion and by-products

The group recognises revenue from the sale of gold bullion and by-products at the fair value of the consideration received or receivable. Revenue is recognised in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. These criteria are usually met when Rand Refinery sells the refined gold (refer note 25).

Government grants

Government grants are not recognised until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grant will be received. Grants that compensate the group for expenses incurred are recognised in profit or loss as a deduction against the related expense.

Finance income

Finance income includes dividends received, interest received, growth in the environmental rehabilitation obligation funds, net gains on financial instruments measured at amortised cost, net foreign exchange gains, and other profits and losses arising on disposal of investments.

1. ACCOUNTING POLICIES *(continued)*

Finance income *(continued)*

Dividends are recognised when the group's right to receive payment is established. Interest is recognised on a time proportion basis, taking account of the principle outstanding and the effective rate to maturity on the accrual basis.

EXPENSES

Operating lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance expenses

Finance expenses comprise interest payable on borrowings calculated using the effective interest method, unwinding of the provision for environmental rehabilitation, net foreign exchange losses, net losses on financial instruments measured at amortised cost, and interest on finance leases.

Borrowing costs capitalized

Interest on borrowings relating to the financing of qualifying major capital projects under construction are capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

SEGMENT REPORTING

Operating segments are identified on the basis of internal reports that the group's chief operating decision maker (CODM) reviews regularly in allocating resources to segments and in assessing their performance. The CODM for the group has been identified as the group's Executive Committee. Reportable segments are identified based on quantitative thresholds of revenue, profit or loss, and assets. The amounts disclosed for each reportable segment are the measures reported to the CODM, which are not necessarily based on the same accounting policies as the amounts recognised in the financial statements. Aggregation of operating segments is implemented where disclosure of information enables users of the group's financial statements to evaluate the nature and effects of the business activities in which it engages and the economic environment in which it operates, where the operating segments have characteristics so similar that they can be expected to have essentially the same future prospects and where they are similar in the following respects:
- the nature of products and services;
- the nature of the production process;
- the type or class of customer for their products and services;
- the methods used to distribute their products or provide their services; and
- if applicable, the nature of the regulatory environment.

ASSETS HELD-FOR-SALE

Non-current assets, or disposal groups comprising asset and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than continuing use.

Such assets, or disposal groups are generally measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on the disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets and investment property, which continue to be measured in accordance with the group's other accounting policies. Impairment losses on initial application as held-for-sale and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held-for-sale, intangible assets and property, plant and equipment, are no longer amortised or depreciated, and any equity accounted investee is no longer equity accounted.

1. ACCOUNTING POLICIES *(continued)*

EARNINGS OR LOSS PER SHARE

The group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings or loss per share is calculated based on the net profit or loss after tax for the year attributable to ordinary shareholders of the company, divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings or loss per share is presented when the inclusion of ordinary shares that may be issued in the future, which comprise share options granted to employees, has a dilutive effect on earnings or loss per share.

NEW ACCOUNTING STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

At the date of authorisation of these financial statements, the following relevant standards, amendments to standards and interpretations that may be applicable to the business of the entity were in issue but not yet effective and may therefore have an impact on future financial statements. These new standards, amendments to standards and interpretations have not been early adopted by the group and an estimate of the impact of the adoption thereof for the group is yet to be completed. The group expects to adopt the standards, amendments to standards and interpretations when they become effective, except IAS 1 Presentation of Financial Statements which management is considering for early adoption for the year ending June 30, 2016.

Standard/interpretation		Effective date
IAS 1	Presentation of financial statements	January 1, 2016
IFRS 15	Revenue from contracts with customers	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018

Each of these standards and interpretations is described briefly below:

IAS 1 – presentation of financial statements
Key clarifications included in this amendment includes the following:
- There is an emphasis on materiality. Specific single disclosures that are not material do not have to be presented – even if they are a minimum requirement of a standard.
- The order of notes to the financial statements is not prescribed. Instead, companies can choose their own order, and can also combine, for example, accounting policies with notes on related subjects.
- It has been made explicit that companies:
  - Should disaggregate line items on the statement of financial position and in the statement of profit or loss and OCI if this provides helpful information to users; and
  - Can aggregate line items on the statement of financial position if the line items specified by IAS 1 are immaterial.
- Specific criteria are provided for presenting subtotals on the statement of financial position and in the statement of profit or loss and OCI, with additional reconciliation requirements for the statement of profit or loss and OCI.
- The presentation in the statement of OCI of items of OCI arising from joint ventures and associates accounted for using the equity method follows IAS 1's approach of splitting items that may be reclassified and that will never be reclassified to profit or loss.

IFRS 15 Revenue from contracts with customers
The standard contains a single model that applies to contracts with customers and requires recognising revenue at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.

IFRS 9 Financial Instruments (2010), IFRS 9 Financial Instruments (2009)
IFRS 9 (2009) introduces new requirements for the classification and measurements of financial assets. Under IFRS 9 (2009) financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additional changes relating to the financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting.

2. OPERATING SEGMENTS

The following summary describes the operations in the group's reportable operating segment:

- **Ergo** is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises four plants. Ergo and Knights continue to operate as metallurgical plants but Crown and City Deep have been converted to pump/milling stations.

- **Corporate office and other reconciling items** are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.

The reportable segments, as described below, are the group's strategic divisions. The strategic divisions reflect different operational locations reported on separately to the executive committee (chief operating decision maker or CODM). The group's revenue stream consists of the sale of gold bullion.

2015	Ergo R'000	Corporate office and other reconciling items R'000	Total R'000
Financial performance			
Revenue	2,105,298	-	2,105,298
Cash operating costs	(1,741,512)	-	(1,741,512)
Movement in gold in process	20,557	-	20,557
Operating profit	384,343	-	384,343
Finance income	808	13,599	14,407
Finance expense	(3,095)	(7,517)	(10,612)
Retrenchment costs	(2,794)	(4,356)	(7, 150)
Administration expenses and general costs	(3,466)	(66,106)	(69,572)
Income tax (1)	(1,067)	4,412	(3,345)
Working profit/(loss) before capital expenditure	374,729	(59,968)	314,761
Additions to property, plant and equipment	(113,233)	(102)	(113,335)
Additions to reimbursive right	(803)	-	(803)
Working profit/(loss) after capital expenditure	260,693	(60,070)	200,623

    (1)   Income tax excludes deferred tax.

Reconciliation of profit/(loss)			
Working profit/(loss) before capital expenditure	374,729	(59,968)	314,761
- Depreciation	(193,144)	(157)	(193,301)
- Movement in provision for environmental rehabilitation	15,840	4,603	20,443
- Impairments	(3,075)	(4,829)	(7,904)
- Fair value adjustment on available-for-sale investment reclassified to profit or loss	-	19,875	19,875
- Profit on disposal of equity accounted investment	-	5,882	5,882
- Growth in environmental rehabilitation trust funds and reimbursive rights	7,586	3,748	11,334
- Profit on disposal of property, plant and equipment	2,344	10,823	13,167
- Unwinding of provision for environmental rehabilitation	(37,306)	(1,685)	(38,991)
- Ongoing rehabilitation expenditure	(30,630)	(1,098)	(31,728)
- Net other operating costs	(961)	(12,437)	(13,398)
- Deferred tax	(31,717)	(227)	(31,944)
Profit/(loss) for the year	103,666	(35,470)	(68,196)

Statement of cash flows			
Cash flows from operating activities	284,961	(1,348)	283,613
Cash flows from investing activities	(98,030)	(60,361)	(37,669)
Cash flows from financing activities	(416)	(130,085)	(130,501)

Reportable segment assets			
Property, plant and equipment	1,676,172		

Reportable segment liabilities			
All liabilities excluding deferred tax	744,390		

Geographical information and information about major customers

Due to regulatory authority, the group has only one major gold ore customer in South Africa, being the only geographical area in which it operates.

2. OPERATING SEGMENTS *(continued)*

2014	Ergo R'000	Corporate office and other reconciling items R'000	Total R'000
Financial performance			
Revenue	1,809,434	-	1,809,434
Cash operating costs	(1,540,622)	-	(1,540,622)
Movement in gold in process	(8,828)	-	(8,828)
Operating profit	259,984	-	259,984
Finance income	1,011	17,279	18,290
Finance expense	(270)	(17,540)	(17,810)
Retrenchment costs	(1,074)	(5,674)	(6,748)
Administration expenses and general costs	(3,236)	(74,884)	(78,120)
Income tax (1)	(439)	(5,982)	(6,421)
Working profit/(loss) before capital expenditure	255,976	(86,801)	169,175
Additions to property, plant and equipment	(158,548)	(45)	(158,593)
Additions to reimbursive right	-	(5,246)	(5,246)
Additions to unlisted investments	-	(7)	(7)
Working profit/(loss) after capital expenditure	97,428	(92,099)	5,329

    (1)   Income tax excludes deferred tax.

Reconciliation of profit/(loss)			
Working profit/(loss) before capital expenditure	255,976	(86,801)	169,175
- Depreciation	(159,836)	(163)	(159,999)
- Movement in provision for environmental rehabilitation	82,281	4,324	86,605
- Impairments	(14,788)	(41,803)	(56,591)
- Growth in environmental rehabilitation trust funds and reimbursive rights	6,423	3,266	9,689
- Profit on disposal of property, plant and equipment	90	902	992
- Unwinding of provision for environmental rehabilitation	(36,300)	(1,719)	(38,019)
- Borrowing costs capitalized	3,534	-	3,534
- Ongoing rehabilitation expenditure	(29,973)	(14)	(29,987)
- Share of losses of equity accounted investments	-	(313)	(313)
- Net other operating costs	(15,005)	(13,677)	(28,682)
- Deferred tax	(9,662)	(1,465)	(11,127)
Profit/(loss) for the year	82,740	(137,463)	(54,723)

Statement of cash flows			
Cash flows from operating activities	211,270	(130,579)	80,691
Cash flows from investing activities	(171,727)	(51)	(171,778)
Cash flows from financing activities	-	(76,632)	(76,632)

Reportable segment assets			
Property, plant and equipment	1,729,521		

Reportable segment liabilities			
All liabilities excluding deferred tax	637,098		

Geographical information and information about major customers

Due to regulatory authority, the group has only one major gold ore customer in South Africa, being the only geographical area in which it operates.

2. OPERATING SEGMENTS (*continued*)

2013	Ergo R'000	Corporate office and other reconciling items R'000	Total R'000
Financial performance			
Segmental revenue	2,076,496	-	2,076,496
Cash operating costs	(1,414,904)	-	(1,414,904)
Movement in gold in process	17,727	-	17,727
Operating profit	679,319	-	679,319
Finance income	3,187	53,310	56,497
Finance expense	(175)	(19,209)	(19,384)
Retrenchment costs	-	(565)	(565)
Administration expenses and general costs	(10,558)	(53,991)	(64,549)
Income tax (1)	(87)	(4,125)	(4,212)
Working profit/(loss) before capital expenditure	671,686	(24,580)	647,106
Additions to property, plant and equipment	(368,306)	(89)	(368,395)
Contributions to environmental obligation funds	(14,592)	(12,818)	(27,410)
Advance to equity accounted investments	-	(13,946)	(13,946)
Additions to unlisted investments	-	(26,864)	(26,864)
Working profit/(loss) after capital expenditure	288,788	(78,297)	210,491

    (1)   Income tax excludes deferred tax.

Reconciliation of profit/(loss)			
Working profit/(loss) before capital expenditure	671,686	(24,580)	647,106
- Depreciation	(143,606)	(160)	(143,766)
- Movement in provision for environmental rehabilitation	(35,694)	20,360	(15,334)
- Impairments	(61,043)	(126,823)	(187,866)
- Growth in environmental rehabilitation trust funds and reimbursive right	4,960	4,535	9,495
- Profit on disposal of property, plant and equipment	69	19,198	19,267
- Unwinding of provision for environmental rehabilitation	(31,982)	(1,555)	(33,537)
- Borrowing costs capitalized	10,946	-	10,946
- Ongoing rehabilitation expenditure	(45,444)	-	(45,444)
- Share of losses of equity accounted investments	-	(50,135)	(50,135)
- Net other operating costs	(31,857)	(24,501)	(56,358)
- Deferred tax	(53,979)	(2,737)	(56,716)
Profit/(loss) for the year	284,056	(186,398)	97,658

Statement of cash flows			
Cash flows from operating activities	543,234	(41,018)	502,216
Cash flows from investing activities	(388,424)	(40,959)	(429,383)
Cash flows from financing activities	-	5,697	5,697

Reportable segment assets			
Property, plant and equipment	1,729,482		

Reportable segment liabilities			
All liabilities excluding deferred tax	682,034		

Geographical information and information about major customers

Due to regulatory authority, the group has only one major gold ore customer in South Africa, being the only geographical area in which it operates.

NOTES TO THE FINANCIAL STATEMENTS *(continued)*
for the year ended June 30, 2015

	2015	2014	2013
	R'000	R'000	R'000
3. REVENUE			
Revenue consists of the following principal categories:			
Gold revenue	**2,103,046**	1,807,145	2,073,340
By-product revenue	**2,252**	2,289	3,156
Total revenue	**2,105,298**	1,809,434	2,076,496
4. RESULTS FROM OPERATING ACTIVITIES			
include the following:			
Auditors' remuneration	**(7,580)**	**(5,787)**	(7,160)
Audit fees – current year	**(6,539)**	**(5,787)**	(6,702)
Under provision – prior year	**(966)**	**-**	-
Fees for other services	**(75)**	**-**	(458)
Management, technical, administrative and secretarial service fees	**(7,061)**	**(6,996)**	(9,072)
Staff costs			
Included in staff costs are:	**(366,761)**	**(306,501)**	(287,908)
Salaries and wages	**(337,235)**	**(276,205)**	(265,950)
Share-based payments	**(1,753)**	**(3,341)**	(4,515)
Retrenchment costs	**(7,150)**	**(6,748)**	(565)
Post-retirement and other employee benefits	**(20,623)**	**(20,207)**	(16,878)
Operating leases	**(2,768)**	**(2,531)**	(2,021)
Profit on disposal of property, plant and equipment	**13,166**	**992**	19,267
(Impairments)/reversal of impairments	**(7,904)**	**(56,591)**	(187,866)
Property, plant and equipment (a)	**(3,075)**	**(12,377)**	(61,043)
Non-current investments and other assets (b)	**(3,614)**	**(46,914)**	-
Available-for-sale financial assets reclassified from other comprehensive income	**-**	**-**	(101,261)
Investment in and loans to equity accounted investment (c)	**-**	**2,700**	-
Cash and cash equivalents	**(1,215)**	**-**	-
Rehabilitation trust fund (d)	**-**	**-**	(25,562)
Mining royalties	**-**	**(16)**	(30)
Learnership grant	**21,428**	**8,813**	1,893
Grants received from the Mining Qualifications Authority to recover costs incurred by EBDA.			

During the year ended June 30, 2015, the group recognised the following impairments:

(a) Property, plant and equipment (refer note 9):
R3.1 million (2014: R12.4 million and 2013: R61.0 million) in the Ergo operating segment. The R3.1 million impairment recorded in FY2015 relate to the Soweto cluster included under mine development costs which was assessed to be uneconomically viable to mine. The R12.4 million recorded in FY2014 relates to the exploration assets associated with phase 2 of the Uranium plant that is not considered to be economically viable given the current uranium prices. The R61 million recognised during FY2013 was due to the reassessment of the viability of these assets and projects (R40 million for surface dumps, R12.4 million for plant and equipment and R8.6 million against shaft and infrastructure).

4. RESULTS FROM OPERATING ACTIVITIES
   include the following: *(continued)*

(b) Non-current investments and other assets (refer note 10):
Listed shares:
R3.6 million (2014: R6.7 million) due to the fair value of these shares having remained significantly lower than its original cost price for a pro-longed period. These include:
– Village Main Reef Limited: R2.3 million (2014: R5.3 million); and
– West Wits Mining Limited: R1.3 million (2014: R1.4 million).

Unlisted investments:
Following the adoption of a new Enterprise Resource Planning (ERP) system in 2013, Rand Refinery Proprietary Limited ("Rand Refinery") experienced implementation difficulties which led to an imbalance between physical gold and silver on hand and what Rand Refinery owed its depositors and bullion bankers per the metallurgical trial balance. Rand Refinery's investigations to determine the root cause of the imbalance are still ongoing.

As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery's major shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion. The facility is convertible to equity after a period of two years. DRDGOLD declined the option to provide funding on a *pro-rata* basis with other major shareholders which may result in its shareholding being diluted, if the funding provided by the other shareholders are converted into equity. During late calendar 2014, Rand Refinery drew down R1.02 billion on the shareholders' loan.

During the year ended June 30, 2014, the accumulated revaluations recognised in Other Comprehensive Income was derecognised and the initial cost of the investment was impaired in profit or loss due to the imbalance identified.

(c) Equity accounted investments (refer note 12):
During the year ended June 30, 2014, the group recorded a reversal of an impairment of R2.7 million against the investment in West Wits SA Proprietary Limited due to the disposal of the shares for an interest in West Wits Mining Limited, at an amount in excess of the original acquisition cost.

(d) Rehabilitation trust fund
During FY2013 the group derecognised the DRDGOLD rehabilitation trust fund of R25.6 million due to the relinquishment of the fund to the buyer of the relating mining rights over the Durban Roodepoort Deep mine area.

	2015 R'000	2014 R'000	2013 R'000
5. FINANCE INCOME			
Dividends received	-	-	32,470
Interest received	**14,406**	**15,740**	24,027
Growth in environmental rehabilitation trust funds (refer note 10 and 15)	**5,562**	**4,618**	5,590
Growth in reimbursive right (refer note 10)	**5,772**	**5,071**	3,905
Fair value adjustment on available-for-sale investment reclassified to profit or loss	**19,875**	**-**	-
Profit on disposal of equity accounted investment (refer note 12.1)	**5,882**	**2,546**	-
Realised foreign exchange gains	**-**	**5**	-
	51,497	**27,980**	65,992
6. FINANCE EXPENSES			
Interest paid on loans and bank overdrafts	**(10,612)**	**(17,810)**	(19,384)
Unwinding of provision for environmental rehabilitation (refer note 15 &17)	**(38,991)**	**(38,019)**	(33,537)
Borrowing costs capitalized (refer note 9)	**-**	**3,534**	10,946
	(49,603)	**(52,295)**	(41,975)

	2015	2014	2013
	R'000	**R'000**	**R'000**
7. INCOME TAX			
Mining tax	**(31,805)**	**(9,724)**	(53,264)
Non-mining tax	**3,206**	**(7,824)**	(7,664)
	(28,599)	**(17,548)**	(60,928)
Comprising:			
South African			
Current tax - current year	**(1,067)**	**(6,755)**	(4,187)
- prior year	**4,412**	**334**	(25)
Deferred tax - current year	**(28,857)**	**(11,127)**	(56,716)
- prior year	**(3,087)**	**-**	-
	(28,599)	**(17,548)**	(60,928)

In South Africa, mining tax on mining income is determined based on a formula which takes into account the profit and revenue from a gold mining company during the year. The formula for determining the South African gold mining tax rate for the years ended June 30, 2015 and June 30, 2014 is: $Y = 34 - 170/X$ where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage. Non-mining income, which consists primarily of interest, is taxed at a standard rate of 28% (2014: 28% and 2013: 28%).

For deferred tax purposes, the group applies the expected average effective tax rate. The average effective tax rates for the respective operations are based on the group's current estimate when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year.

Each company is taxed as a separate entity and no tax set-off is allowed between the companies.

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital expenditure to be deducted from future mining income. Ergo is treated as one tax paying operation pursuant to the relevant ring-fencing legislation.

7. INCOME TAX *(continued)*

	2015	2014	2013
	R'000	R'000	R'000
Estimated unredeemed capital expenditure at year-end (available for deduction against future mining income)	1,469,638	1,672,506	1,629,438
Estimated gross capital losses at year end (available to reduce future capital gains)	1,452,383	1,392,642	1,394,339
Estimated assessed tax losses at year-end (available to reduce future taxable income)	165,357	137,803	86,107
Estimated tax losses and unredeemed capital expenditure carried forward	3,087,378	3,202,951	3,109,884

Tax reconciliation

Major items causing the group's income tax provision to differ from the statutory rate were:

	2015	2014	2013
Tax on net (profit)/loss before tax at South African corporate tax rate of 28%	(27,103)	10,409	(44,404)
Rate adjustment to reflect the actual realized company tax rates	8,580	5,105	27,101
Deferred tax rate adjustment	(10,028)	(4,947)	(9,354)
Non-deductible expenditure (a)	(3,726)	(22,012)	(46,323)
Exempt income and other non-taxable income (b)	8,423	1,276	16,006
Overprovided in prior periods	1,326	-	(25)
Tax incentives	3,126	725	1,291
Other temporary differences	1,789	475	2,874
Current year losses for which no deferred tax was recognized	(10,986)	(8,579)	(13,070)
Other	-	-	4,976
Income tax charge	**(28,599)**	**(17,548)**	**(60,928)**

(a) The group's non-deductible expenditure for the year ended June 30, 2015 includes R4.8 million related to impairments of available-for-sale investments and other assets (2014: R46.9 million relating to the impairment of available-for-sale financial assets (refer to note 4) and share of losses of equity accounted investments of R0.3 million and 2013: R101.3 million relating to the impairment of available-for-sale financial assets (refer to note 4) and share of losses of equity accounted investments of R50.1 million).

(b) Included in the group's exempt income and other non-taxable income for the year ended June 30, 2015 are:
   – R19.8 million relating to the fair value adjustment on available-for-sale investments reclassified to profit or loss; and
   – R5.9 million relating to the profit on disposal of equity accounted investment.

   Included in the group's exempt income and other non-taxable income for the year ended June 30, 2014 are:
   – R2.7 million relating to the reversal of the impairment of the investment in West Wits SA Proprietary Limited; and
   – R0.8 million relating to the portion of the R2.5 million profit on disposal of the investment in West Wits SA Proprietary Limited which is excluded for capital gains tax. The remaining portion has been included for capital gains tax and utilised capital losses that were previously unrecognised.

   Included in the group's exempt income for the year ended June 30, 2013 were R32.5 million relating to dividends from local companies.

	2015	2014	2013
8. EARNINGS PER SHARE	**R'000**	**R'000**	**R'000**
Basic			
The calculation of earnings per ordinary share is based on the following:			
Basic earnings/(loss) attributable to equity owners of the parent	**67,807**	**(45,808)**	49,420
Diluted			
Diluted basic earnings/(loss)	**67,807**	**(45,808)**	49,420
	Number of shares	**Number of shares**	**Number of shares**
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares			
Weighted average number of ordinary shares in issue	**389,699,441**	**379,209,441**	379,178,208
Number of staff options allocated	**-**	**-**	802,224
Diluted weighted average number of ordinary shares	**389,699,441**	**379,209,441**	379,980,432
	Cents per share	**Cents per share**	**Cents per share**
Basic earnings/(loss) per ordinary share (cents)	**17**	**(12)**	13
Diluted basic earnings/(loss) per ordinary share (cents)	**17**	**(12)**	13

At June 30, 2015, 0.8 million options (2014: 1.2 million and 2013: 0.7 million) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

| | 2015 | 2014 |
	R'000	R'000

9. PROPERTY, PLANT AND EQUIPMENT

Total

Cost	**2,840,335**	2,702,984
Opening balance	**2,702,984**	2,532,338
Additions	**113,335**	158,593
Borrowing costs capitalized	**-**	3,534
Disposals	**(5,640)**	(900)
Change in estimate of decommissioning asset	**29,656**	10,166
Transferred to non-current assets held-for-sale	**-**	(747)
Accumulated depreciation and impairment	**(1,141,561)**	(947,481)
Opening balance	**(947,481)**	(776,005)
Depreciation	**(193,301)**	(159,999)
Impairment (refer note 4)	**(3,075)**	(12,377)
Disposals	**2,296**	900
Carrying value	**1,698,774**	1,755,503

Mine property and development

Cost	**1,321,607**	1,325,761
Opening balance	**1,325,761**	1,266,171
Additions	**6,628**	-
Disposals	**(3,326)**	(900)
Change in estimate of decommissioning asset	**(7,456)**	-
Transferred from exploration assets	**-**	61,237
Transferred to non-current assets held-for-sale	**-**	(747)
Accumulated depreciation and impairment	**(624,645)**	(525,451)
Opening balance	**(525,451)**	(427,617)
Depreciation	**(99,194)**	(98,734)
Disposals	**-**	900
Carrying value	**696,962**	800,310

Mine plant facilities (a,b)

Cost	**1,420,930**	1,276,207
Opening balance	**1,276,207**	1,093,574
Additions	**103,734**	154,582
Borrowing costs capitalized (c)	**-**	3,534
Disposals	**(2,250)**	-
Change in estimate of decommissioning asset	**43,125**	10,166
Transferred from exploration assets	**-**	14,351
Accumulated depreciation and impairment	**(481,711)**	(390,515)
Opening balance	**(390,515)**	(332,963)
Depreciation	**(90,371)**	(57,552)
Impairment	**(3,075)**	-
Disposals	**2,250**	-
Carrying value	**938,888**	885,692

	2015	2014
	R'000	**R'000**

9. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Equipment and vehicles

Cost	**26,988**	24,079
Opening balance	**24,079**	20,068
Additions	**2,973**	4,011
Disposals	**(64)**	-
Accumulated depreciation and impairment	**(22,828)**	(19,138)
Opening balance	**(19,138)**	(15,425)
Depreciation	**(3,736)**	(3,713)
Disposals	**46**	-
Carrying value	**4,160**	4,941

Exploration assets (d)

Cost	**70,924**	76,937
Opening balance	**76,937**	152,525
Change in estimate of decommissioning asset	**(6,013)**	-
Transferred to mine properties and development and mine plant facilities	**-**	(75,588)
Accumulated depreciation and impairment losses	**(12,377)**	(12,377)
Opening balance	**(12,377)**	-
Impairment	**-**	(12,377)
Carrying value	**58,547**	64,560

(a) Flotation and fine-grind ("FFG") circuit
The FFG was commissioned in late December 2013 at a cost of R389 million. Depreciation amounting to R10.8 million was recognised from this date up to March 2014 resulting in a carrying amount of R378.2 million at this date.

Production was suspended temporarily on April 2, 2014 due to a drop in gold recovery subsequent to the commissioning of the FFG. This was done to restore the established Low Grade Section to steady state in order to isolate the cause(s) of the erratic metallurgical performance. A number of small engineering upgrades were made during this "time-out".

A depreciation charge of nil was recognised from this date up to August 31, 2014 based on zero units being produced (mine plant facilities are depreciated on a units-of-production basis (refer note 1)).

The initial estimate of the remaining useful life of the plant (based on a units-of-production basis) has therefore decreased by the amount of lost production during the temporary suspension. The carrying amount of the FFG circuit will be depreciated over the remaining units-of-production when production recommences.

(b) Plant facilities acquired under finance lease
Mine plant facilities include power generation equipment with a carrying value of R22.6 million at June 30, 2015 that was acquired during the year ended June 30, 2015 by way of a finance lease (refer note 21).

(c) Borrowing costs
Borrowing costs are capitalised to qualifying assets at the rate applicable to the specific financing obtained (refer note 20).

(d) Exploration assets
At June 30, 2014, the exploration assets relate to the tailings complex that historically formed part of phase two of the Ergo project which is currently planned to be utilised in surface gold retreatment. Property and plant associated with Phase 2 of the Ergo project that has been utilised in the construction of the FFG has been transferred to mine development costs and mine plant facilities. The remaining assets that relate to Ergo Phase 2 were impaired.

	2015	2014
	R'000	**R'000**

10. NON-CURRENT INVESTMENTS AND OTHER ASSETS

Listed investments (a)	**3,226**	34,097
Opening balance	**34,097**	34,071
Additions	**-**	5,246
Disposals	**(46,375)**	-
Impairment (refer note 4)	**(3,614)**	(6,734)
Fair value adjustment	**19,118**	1,514
Unlisted investments	**159**	171
Opening balance	**171**	93,484
Disposals	**(12)**	-
Additions	**-**	7
Impairment (refer note 4)	**-**	(40,180)
Fair value adjustment	**-**	(53,140)
Loan to DRDSA Empowerment Trust (b)	**2,496**	2,592
Reimbursive right for environmental rehabilitation guarantees (c)	**100,284**	93,709
Opening balance	**93,709**	88,638
Contributions	**803**	-
Growth (refer note 5)	**5,772**	5,071
Investments in environmental rehabilitation trust funds (d)	**87,917**	82,848
Opening balance	**82,848**	86,356
Transferred to non-current assets held-for-sale (refer note 15)	**-**	(8,126)
Growth (refer note 5)	**5,069**	4,618
Total non-current investments and other assets	**194,082**	213,417

(a) On February 11, 2012, DRDGOLD, Village Main Reef Limited ("VMR") and Business Venture Investments No 1557 Proprietary Limited (a wholly owned subsidiary of VMR), entered into a sale of shares and claims agreement, for the disposal of DRDGOLD's entire interest in and claims against Blyvooruitzicht Gold Mining Company Proprietary Limited (Blyvoor) for R1 and 85 714 286 new ordinary shares of VMR.

The Agreement consist of two parts. Part A was completed on 1 June 2012 (date of disposal; which is the date control passed to VMR). The effective date used for recordal of the disposal was 31 May 2012 – for accounting purposes, the end of the financial month. Part B has certain conditions precedent which can be waived in full by VMR. These include the successful conversion of Blyvoor's old order mining right to a new order mining right under the Mineral and Petroleum Resources Development Act (Act No. 28 of 2002), and obtaining the consent of the Department of Minerals and Resources for the sale.

The first of the Part B conditions precedent being the notarial execution and registration of the new order mining rights after Blyvoor successfully applied for the conversion of the rights, became due during the year ended June 30, 2014. While the fulfilment of this last condition precedent is in dispute, the parties entered into a settlement agreement by which to leave the factual dispute unresolved, not to pursue arbitration and to settle the escrow shares and dividends equally between the parties.

During the year ended June 30, 2015 all the VMR shares held were sold to Heaven-Sent Capital Management Group Company Limited as part of their offer to acquire the entire issued share capital of VMR for a cash consideration of R12.25 per VMR share. Fair value adjustments amounting to R19.9 million were reclassified to profit or loss on disposal.

(b) The terms and conditions of the loans to the DRDSA Empowerment Trust are linked to the payments of dividends from Ergo Mining Operations Proprietary Limited to the trust up to the completion of the flip-up (refer note 16.2) and thereafter the payment of dividends from DRDGOLD to the trust.

(c) Cell Captive cell # 170, to which DRDGOLD is a shareholder (refer to unlisted investments), holds funds that may only be applied towards the settlement of DRDGOLD group's environmental rehabilitation obligations under financial guarantees issued by Guardrisk Insurance Company Limited to the DMR (refer note 17).

(d) The monies in the environmental rehabilitation trust funds are held in the Crown Rehabilitation Trust and are invested primarily in low-risk interest-bearing debt securities and may only be used for environmental rehabilitation purposes (refer note 17).

10. NON-CURRENT INVESTMENTS AND OTHER ASSETS (continued)

	% Held	Number of shares	Fair value 2015 R'000	Carrying value 2015 R'000	Carrying value 2014 R'000
Listed investments consist of:					
Village Main Reef Limited	-	-	-	-	30,286
West Wits Mining Limited	12.07	38,250,000	3,226	3,226	3,811
			3,226	3,226	34,097
Unlisted investments consist of:					
Rand Mutual Assurance Company Limited	†	1	-	-	-
Rand Refinery Proprietary Limited (refer note 4)	11	44,438	-	-	-
Guardrisk Insurance Company Limited (Cell Captive #170)*	†	20	100	100	100
Chamber of Mines Building Company Proprietary Limited	3	30,160	59	59	71
			159	159	171

† Represents a less than 1% shareholding.

* Class A 170 shares are held in Guardrisk Insurance Company Limited that entitles the holder to 100% of the residual net
  equity of the cell captive 170 after settlement of the reimbursive right

11. INVESTMENT IN SUBSIDIARIES

The following information relates to the group's financial interest in its subsidiaries at June 30:

	NUMBER OF SHARES[2]	% HELD[2]	SHARES AT COST LESS IMPAIRMENT[2] R'000	INDEBTED- NESS 2015 R'000	IMPAIR- MENT 2015 R'000	INDEBTEDNESS 2014 R'000	IMPAIRMENT 2014 R'000
Subsidiaries directly held							
Ergo Mining Operations Proprietary Limited[1,3,5]	1,000,000	100	210,488	544,279	-	649,498	-
Argonaut Financial Services Proprietary Limited	100	100	-	(1,055)	-	(1,055)	-
Crown Consolidated Gold Recoveries Limited	51,300,000	100	-	(245,316)	-	(245,316)	-
Hartebeestfontein Gold Mining Company Limited	1	100	-	-	-	-	-
Rand Leases (Vogelstruisfontein) Gold Mining Company Limited	118,505,000	100	-	(42,092)	-	(42,092)	-
Roodepoort Gold Mine Proprietary Limited	1	100	-	-	-	-	-
West Witwatersrand Gold Holdings Limited	99,000,000	100	-	(22,996)	-	(22,996)	-
Total			**210,488**	**232,820**	**-**	**338,039**	**-**
Subsidiaries not directly held							
Ergo Mining Proprietary Limited[45]	-	-	-	599,335	-	599,213	-
West Witwatersrand Gold Mines Limited	-	-	-	143,920	(143,920)	143,920	(143,920)
Total			**-**	**743,255**	**(143,920)**	**743,133**	**(143,920)**
Total			**210,488**	**976,075**	**(143,920)**	**1,081,172**	**(143,920)**

[1] *During the year ended June 30, 2015, DRDGOLD acquired the 26% shareholding in Ergo Mining Operations Proprietary Limited ("EMO") that was not held at June 30, 2014 for 45.5 million shares in DRDGOLD at a fair value of R96.5 million plus R0.9 million cash*
[2] *As at June 30, 2015 and June 30, 2014 respectively unless stated otherwise*
[3] *Ergo Mining Operations Proprietary Limited holds the following interests in other entities: 100% of East Rand Proprietary Mines Limited ("ERPM"), 100% of Crown Gold Recoveries Proprietary Limited ("Crown") and 100% of Ergo Mining Proprietary Limited ("Ergo"). EMO does not hold any ownership interest in the Crown Rehabilitation Trust or the Ergo Business Development Academy NPC ("EBDA"), but controls these entities by way of the terms of the constituting documents that grant the EMO group the ability to direct its relevant activities, as well as the group receiving substantially all of the benefits that are generated through their operation.*
[4] *Repayments per the loan agreements are based on free cash flows on a quarterly basis. However, DRDGOLD reserves the right to call for payment of the loan at any time.*

[5] *The company considers the provision of financial support to, and the subordination of the amounts owing to it by its subsidiaries annually based on the liquidity requirements of the company and the respective subsidiaries. The company has subordinated its claim against these subsidiaries in favour of all other creditors and in terms of this subordination agreements, DRDGOLD will not call for repayment of the loans:*
– within 367 days from 1 October 2014; or
– until all other liabilities are paid; or
– the total assets of the lender, fairly valued, exceeds its total liabilities.

	2015	2014
	R'000	**R'000**

12. EQUITY ACCOUNTED INVESTMENTS
12.1 JOINT VENTURES

Chizim Gold (Pvt) Limited *(Chizim Gold) - Zimbabwe*
During the year ended June 30, 2015, DRDGOLD disposed of its Chizim Gold shares and loan account for US$1. The foreign exchange translation reserve amounting to R5.9 million was reclassified to profit or loss on the disposal.

	2015	2014
Percentage held	**0%**	49%

Investment in joint venture

	2015	2014
Opening balance	**-**	313
Cost	**50,448**	50,448
Accumulated equity accounted losses	**(50,448)**	(50,135)
Share of losses of equity accounted investments (a)	**-**	(313)
Disposed at carrying value	**-**	-
Closing balance	**-**	-
Cost	**-**	50,448
Accumulated equity accounted losses	**-**	(50,448)

(a) The share of losses of equity accounted investments relate to impairments recognised at Chizim Gold level. On June 30, 2013 the entity stopped conducting feasibility studies on certain exploration tenements in Zimbabwe. On this date the group recognised the impairment of the non-current exploration assets through its share of the equity accounted losses of the investee. The remaining net current assets were impaired during the year ended June 30, 2014.

12.2 ASSOCIATES

West Wits SA Proprietary Limited

	2015	2014
Percentage held	-	-

During the year ended June 30, 2014, DRDGOLD exercised its option under the agreement with various capital vendors dated November 7, 2007 to convert its 28.33% investment in West Wits SA Proprietary Limited into shares in West Wits Mining Limited.

DRDGOLD therefore reversed the R2.7 million impairment (refer note 4), derecognised the investment West Wits SA Proprietary Limited, and recognised a profit on the disposal of an equity accounted investment of R2.5 million (refer note 5), and recognised 38 250 000 shares with a fair value of R5.2 million in West Wits Mining Limited (refer note 10).

Investment in associate

	2015	2014
Opening balance	**-**	**-**
Cost	**-**	**2,700**
Accumulated equity accounted losses/impairment	**-**	**(2,700)**
Reversal of impairment	**-**	**2,700**
Disposed at carrying value	**-**	**(2,700)**
Closing balance	**-**	**-**
Carrying value of equity accounted investments	**-**	-

	2015	2014
	R'000	**R'000**

13. INVENTORIES

Gold in process	**60,655**	43,033
Consumable stores	**90,689**	88,541
Finished stock - bullion	**17,485**	15,615
Total inventories	**168,729**	147,189

Inventory includes gold in process carried at net realisable value amounting to R5.3 million (2014: R2.4 million) and finished stock – bullion amounting to R15 million (2014: R1.9 million) after a R1.8 million write down to net realisable value (2014: R0.8 million).

14. TRADE AND OTHER RECEIVABLES

Trade receivables (gold)	**43,002**	25,630
Value added tax	**22,892**	20,609
Prepayments	**3,589**	3,088
Receivables from related parties	**2,804**	2,992
Interest receivable	**1,545**	1,027
Other receivables (a)	**25,906**	53,158
Allowance for impairment	**(6,465)**	(6,981)
	93,273	99,523

(a) Included in other receivables are receivables relating to property sales amounting to nil (2014: R19.9 million).

15. ASSETS AND LIABILITIES HELD FOR SALE

Assets held-for-sale

Property, plant and equipment	**747**	747
Non-current investments and other assets	**8,619**	8,126
Opening balance	**8,126**	-
Growth (refer note 5)	**493**	-
Transferred from non-current investments and other assets	**-**	8,126
	9,366	8,873

Liabilities held-for-sale

Provision for environmental rehabilitation	**17,612**	20,530
Opening balance	**20,530**	-
Unwinding of provision (refer note 6)	**1,685**	-
Benefit to profit or loss	**(4,603)**	-
Transferred from provision for environmental rehabilitation	**-**	20,530
	17,612	20,530

In line with the group's strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by ERPM including the related liabilities during the last quarter of the financial year ended June 30, 2014. These assets and liabilities have been presented as a disposal group held-for-sale from this date due to a sale being expected within 12 months.

While significant progress has been made in the fulfillment of the regulatory approvals required for the completion of this transaction since June 30, 2014, not all of the required approvals have been obtained at June 30, 2015 as a result of circumstances beyond the entity's control.

Management has taken timely action and remains confident that the outstanding regulatory approvals will be obtained in due course.

	2015 R'000	2014 R'000	2013 R'000
16. EQUITY			
16.1 EQUITY OF THE OWNERS OF THE PARENT			
Details of equity of the owners of the parent are provided in the statement of changes in equity			
Authorized share capital			
600,000,000 (2014 and 2013: 600,000,000) ordinary shares of no par value			
5,000,000 (2014 and 2013: 5,000,000) cumulative preference shares of 10 cents each	**500**	**500**	500
Issued share capital			
430,883,767 (2014 and 2013: 385,383,767) ordinary shares of no par value (a)	**4,225,071**	**4,132,627**	4,133,687
6,155,559 (2014: 6,155,559; 2013: 6,205,559) treasury shares held within the group	**(44,153)**	**(44,153)**	(44,400)
5,000,000 (2014 and 2013: 5,000,000) cumulative preference shares of 10 cents each (b)	**500**	**500**	500
	4,181,418	**4,088,974**	4,089,787
Revaluation and other reserves			
Foreign exchange translation reserve (c)	**-**	**5,882**	5,882
Asset revaluation reserve (d)	**135,830**	**136,587**	186,459
Share-based payments reserve (e)	**-**	**30,387**	32,601
	135,830	**172,856**	224,942
Dividends (f)			
The following dividends were declared and paid:			
2 cents per qualifying ordinary share (2014: 14 cents and 2013: 24.0 cents)	**(7,585)**	**(53,085)**	(91,004)

(a) Share capital
Unissued shares
In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.

(b) Cumulative preference shares
The terms of issue of the cumulative preference shares were that they carried the right, in priority to the company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of Argonaut's mineral rights acquired from Randgold and Exploration Company Limited in September 1997. The Department of Mineral Resources ("DMR") granted DRDGOLD a prospecting right over an area which was too small to mine. When an application for a greater area was lodged, the DMR stated that as the additional area was in an urban location, the application for a prospecting right could not be granted.

(c) Foreign exchange translation reserve
This represents the cumulative translation effect arising on the translation of the financial statements of the company's foreign operations and was derecognised on the disposal of the foreign operations during the year ended June 30, 2015.

(d) Asset revaluation reserve
On the acquisition of ErgoGold in the year ended June 30, 2009, an amount of R133.3 million was taken to the asset revaluation reserve. This amount represented the increase in the fair value of ErgoGold's net assets after the acquisition of the group's initial interest, which is attributable to that initial interest.

The fair value adjustment on available-for-sale investments at June 30, 2015 relate to the investment in West Wits Mining Limited amounting to R0.8 million (2014: Village Main Reef Limited amounting to R1.5 million and 2013: Village Main Reef Limited amounted to R117.2 million loss. The cumulative fair value adjustment was reclassified as an impairment through profit or loss amounting to R101.3 million).

(e) Share-based payments reserve
During the year ended June 30, 2014, the company completed a buy-out of all the vested share options offered during the year ended June 30, 2013. The buy-out amounted to R2.7 million. The share option reserve was transferred to retained earnings upon the last of the outstanding options vesting during FY2015.

16. EQUITY *(continued)*
16.1 EQUITY OF THE OWNERS OF THE PARENT *(continued)*

(f) Dividends
After June 30, 2015, a dividend of 10 cents per qualifying share (R43.1 million) was approved by the directors as a final dividend for 2015. The dividend has not been provided for and does not have any tax impact on the company. Dividend tax is levied at 15% (2014: 15%) (certain exemptions apply) and will be withheld from the dividend depending on the classification of the beneficial owner of the relevant share.

16.2 NON CONTROLLING INTEREST ("NCI")

All the suspensive conditions for DRDGOLD's acquisition of the 20% and 6% interest in the issued share capital of EMO held by Khumo Gold SPV Proprietary Limited and the DRDSA Empowerment Trust respectively, EMO's broad based empowerment shareholders, were fulfilled on March 26, 2015. As a result, DRDGOLD acquired the remaining 26% of EMO at the end of the third quarter of the year ended June 30, 2015, making it a wholly-owned subsidiary of DRDGOLD with no remaining NCI in the group subsequent to this date (refer to note 11).

The following table summarises the information relating to each of the group's subsidiaries that has material NCI, before any intra-group eliminations:

	2015	Intra-group eliminations and consolidation		2014	Intra-group eliminations and consolidation	
	EMO	entries	Total	EMO	entries	Total
	R'000	R'000	R'000	R'000	R'000	R'000
NCI percentage	**0%**			26%		
Non-current assets	-			1,940,218		
Current assets	-			263,818		
Non-current liabilities	-			575,498		
Current liabilities	-			1,012,419		
Net assets	-			616,119		
Carrying amount of NCI	-	-	-	160,191	71,949	232,140
Year ended June 30, 2015 up to the date of derecognition						
Revenue	**1,545,046**			1,809,434		
Profit/(loss) for the period	**1,495**			(34,290)		
OCI	**-**			(6,745)		
Total comprehensive income	**1,495**			(41,035)		
(Loss)/profit allocated to NCI	**389**	**-**	**389**	(8,915)	-	(8,915)
OCI allocated to NCI	**-**	**-**	**-**	(1,754)	-	(1,754)
NCI derecognised	**-**	**-**	**(232,529)**	-	-	-
Cash flows from operating activities	**65,726**			132,970		
Cash flows from investing activities	**(48,805)**			(168,118)		
Cash flows from financing activities	**-**			(17,006)		
Net increase/(decrease) in cash and cash equivalents	**16,921**			(52,154)		
Dividends paid	**–**			–		

	2015	2014
	R'000	R'000
17. PROVISION FOR ENVIRONMENTAL REHABILITATION		
Opening balance	451,203	524,323
Increase in provision (a)	29,656	10,166
Unwinding of provision	37,306	38,019
Environmental rehabilitation payments	(9,034)	(14,170)
Benefit to profit or loss (b)	(15,840)	(86,605)
Transferred to non-current liabilities held-for-sale	-	(20,530)
Closing balance	493,291	451,203

The group intends to fund the ultimate rehabilitation costs from the money invested in environmental rehabilitation trust funds, the Guardrisk Cell Captive and, at the time of mine closure, the proceeds on sale of remaining assets and gold from plant clean-up.

At June 30, 2015, the group held funds in rehabilitation trust funds amounting to R87.9 million (2014: R82.8 million) and in the Guardrisk Cell Captive amounting to R100.3 million (2014: R93.7 million). In addition, Guardrisk Insurance Company Limited issued environmental guarantees to the DMR amounting to R404 million (2014: R305.7 million). These guarantees are funded by the funds held in the Guardrisk Cell Captive.

The rehabilitation is expected to occur progressively towards the end-of-life of the respective dumps mined.

(a) Increase in provision

The increase in provision resulted from an increase in the estimated cost of decommissioning as follows:

2015: The R29.7 million increase in provision is mostly attributable to the increase in the capacity of the Brakpan deposition site that was debited to property, plant and equipment (refer note 9).

(b) Benefit to profit or loss

The benefit recognised to profit or loss resulted from a decrease in the estimated cost of restoration as follows:

2015: The R15.8 million benefit is mostly attributable to a decrease in the oversized material that management expects to rehabilitate.

2014: The R86.6 million benefit was based on the implementation of a different technique to vegetate the Crown complex as well as the increased use of "grey water" in rehabilitation. An updated survey and work performed during the year resulted in a decrease of the area to be vegetated.

18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS

	2015 R'000	2014 R'000
Non-current post-retirement and other employee benefits		
Liability for post-retirement medical benefits (a)	**7,563**	6,657
Liability for long term employee incentive scheme (b)	**1,679**	2,618
	9,242	9,275
Current post-retirement and other employee benefits		
Liability for long term employee incentive scheme (b)	**2,557**	1,958
	2,557	1,958

Contribution funds

The group participates in a number of multi-employer, industry-based retirement plans. All plans are governed by the Pension Funds Act, 1956. The group pays fixed contributions to external institutions and has no legal or constructive obligation to pay further amounts.

	2015	2014
Amounts recognized in profit or loss are as follows:		
Contribution payments	**(19,952)**	**(19,611)**

(a) Post-retirement medical benefits

A provision for post-retirement medical benefits has been raised, based on the latest calculations using a projected unit credit method, of independent actuaries performed as at June 30, 2015. Post-retirement medical benefits are actuarially valued every three years. The obligation is unfunded.

Amounts recognized in the statement of financial position are as follows:		
Opening balance	**6,657**	6,322
Current service cost	**101**	84
Actuarial loss	**539**	-
Benefits paid	**(304)**	(261)
Interest costs	**570**	512
Closing balance	**7,563**	6,657
Amounts recognized in profit or loss are as follows:		
Current service cost and interest	**(101)**	(84)
Interest costs	**(570)**	(512)
	(671)	(596)
Amounts recognized in profit or loss are as follows:		
Actuarial loss	**(539)**	-
	(539)	-
Principal actuarial assumptions at June 30, are:		
Health care cost inflation	**7.37%**	7.8%
Discount rate	**8.16%**	8.8%
Real discount rate	**0.74%**	0.9%
Normal retirement age	**60**	60
Expected average retirement age	**63.3**	60.3
Spouse age gap	**3 years**	3 years
Continuation at retirement	**100%**	100%
Proportion married at retirement	**100%**	85%

There are currently no long-term assets set aside in respect of post-retirement medical benefit liabilities.

18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

(b)   Liability for long term employee incentive scheme

	2015 R'000	2014 R'000
Opening balance	**4,576**	3,349
Increase in liability	**1,577**	2,821
Benefits paid	**(1,917)**	(1,594)
Total liability of employee incentive scheme	**4,236**	4,576
Short term portion of employee incentive scheme	**(2,557)**	(1,958)
Long term portion of employee incentive scheme	**1,679**	2,618

DRDGOLD Phantom Share Scheme

i) Details of the DRDGOLD phantom share scheme

The company operates the DRDGOLD Phantom Share Scheme, (the Phantom Share Scheme), as an incentive tool for its executive directors and senior employees whose skills and experience are recognised as being essential to the company's performance. The Phantom Share Scheme was introduced during the year ended June 30, 2013 and is classified as cash settled. In terms of the Phantom Share Scheme rules, 50% of the phantom share granted will be valued based on the group meeting certain pre-determined performance criteria and the remaining 50% to defined retention periods of which the maximum incentive pay-out per annum to any single employee may not exceed 75% of that employee's gross remuneration package. The participants in the scheme are fully taxed at their marginal tax rate on any gains realised on the exercise of their options.

The phantom share granted has a zero base value, however, the number of options granted is determined by price in respect of each share which is the subject of the option, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted the option. The allocation date will be the date when the directors approve allocation of share options. Each option remains in force until date of vesting, subject to the terms of the option plan. Options granted under the Phantom Share Scheme vest primarily according to the following schedule over a maximum of a three year period:

Percentage vested in each period grant:		Period after the original date of grant of the option:
Performance criteria	Retention criteria	
33.3%	0%	one year
33.3%	50%	two years
33.3%	50%	three years

18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

Phantom share scheme (continued)

ii) Share option activity: DRDGOLD Phantom Share Scheme

Reconciliation of outstanding shares	Number of shares	Average price per share R
Balance at June 30, 2013	**3,019,549**	**3.90**
Granted	1,964,033	1.18
Exercised	(477,480)	3.27
Forfeited/lapsed	(800,000)	3.27
Balance at June 30, 2014	**3,706,102**	**2.64**
Granted	2,615,207	1.31
Exercised	(1,292,833)	1.48
Forfeited/lapsed	(502,826)	2.70
Balance at June 30, 2015	**4,525,650**	**1.89**

Analysis of phantom share options:

Year granted	Years to expiry	Vested June 30, 2015	Unvested			
			June 30, 2016	June 30, 2017	June 30, 2018	Total
2013	1	-	763,631	-	-	763,631
2014	1 – 2	-	646,222	535,284	-	1,181,506
2015	1 – 3	-	435,870	1,072,328	1,072,315	2,580,513
Total		**-**	**1,845,723**	**1,607,612**	**1,072,315**	**4,525,650**

iii) The fair value of the DRDGOLD phantom shares are determined using the Black - Scholes option valuation model

	2015	2014
Significant inputs into the model were:		
Vesting periods (years) (all grants)	**1-3**	1-3
Market price at date of grant (rand per share)		
2012 grant	**6.08**	6.08
2013 grant	**5.10**	5.10
2014 grant	**3.04**	-
Volume weighted average price at date of grant (rand per share)		
2012 grant	**6.20**	6.20
2013 grant	**4.98**	4.98
2014 grant	**3.27**	-
Average risk-free rate		
2012 grant	**6.5%**	6.3%
2013 grant	**6.7%**	6.7%
2014 grant	**7.0%**	-
Average volatility [1]		
2012 grant	**5.2%**	17.5%
2013 grant	**13.4%**	21.9%
2014 grant	**24.2%**	-
Volume weighted average price at financial year end (Rand per share)	**2.31**	3.16

iv) The minimum performance criteria of the phantom share options determined against the group performance (all grants)

	2015	2014
Headline earnings per share (Rand)	**0.08**	0.25
Return on equity	**15%**	15%
Free cash flow	**10%**	10%
Share price performance:		
Outperform JSE Gold index		

(1)   The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years.

18. POST-RETIREMENT AND OTHER EMPLOYEE BENEFITS *(continued)*

Share option scheme

i) Details of the DRDGOLD (1996) share scheme

During FY2013, the company introduced a new incentive tool called the DRDGOLD Phantom Share Scheme which will replace the DRDGOLD (1996) Share Scheme and no new share options will be granted under the replaced scheme.

During the year ended June 30, 2014, the company made an offer to buy-out only the share options that have vested at the date of the offer. This offer was made at fair value based on the Black-Scholes option valuation model amounting to R2.7 million and was accepted by all the participants.

The rules of the DRDGOLD (1996) share scheme do not grant employees the choice of settlement of their vested share options in cash or equity instruments. Communications with the participants regarding the buy-out were unambiguous in stating that no further offer to buy out share options, whether vested or unvested, were promised in the future. No intention currently exists to make any further offers to buy out any share options, whether vested or unvested. As a result, no constructive obligation for further buy-outs of share options exists for which the recognition of a liability is required.

Any options not exercised within a period of five years from the grant date will expire.

ii) Share options activity DRDGOLD (1996) Share Scheme:

	Outstanding	
	Number of shares	**Average price per share R**
Balance at June 30, 2013	**3,655,357**	**6.68**
Exercised	(1,836,761)	6.98
Forfeited/lapsed	(580,568)	7.06
Balance at June 30, 2014	**1,238,028**	**5.96**
Forfeited/lapsed	(470,678)	7.81
Balance at June 30, 2015	**767,350**	**5.12**

All options outstanding at June 30, 2015 have vested, have a strike price of R5.12 and expire on October 31, 2015.

iii) The fair value of the options of the DRDGOLD (1996) share scheme are determined using the Black - Scholes option valuation model.

	2015	**2014**
Market price at date of grant (rand per share)		
October 18, 2010 option grant [1]	**-**	3.66
November 2, 2011 option grant	**5.26**	5.26
Vesting periods (years)		
October 18, 2010 option grant [1]	**-**	3
November 2, 2011 option grant	**3**	3
Option strike price (rand per share)		
October 18, 2010 option grant [1]	**-**	3.69
November 2, 2011 option grant	**5.12**	5.12
Risk-free rate		
October 18, 2010 option grant [1]	**-**	6.74%
November 2, 2011 option grant	**6.75%**	6.75%
Volatility [2]		
October 18, 2010 option grant [1]	**-**	31%
November 2, 2011 option grant	**34%**	34%

Significant inputs into the model were:

(1)   All options under this grant have vested and were exercised as part of the share option buy-out completed during the year ended June 30, 2014.
(2)   The volatility is measured at the standard deviation of the expected share price returns and is based on statistical analysis of daily share prices over the last three years before grant date.

19. DEFERRED TAX

	2015 R'000	2014 R'000
Balances arose from the following temporary differences:		
Deferred tax asset		
Property, plant and equipment	**19**	(4)
Provisions, including rehabilitation provision	**1,179**	1,428
	1,198	1,424
Deferred tax liability		
Property, plant and equipment	**(234,709)**	(186,770)
Provisions, including rehabilitation provision	**82,661**	69,389
Other temporary differences (a)	**4,247**	1,297
	(147,801)	(116,084)
Net deferred mining and income tax liability	**(146,603)**	(114,660)
Reconciliation between deferred taxation opening and closing balances		
Opening balance	**(114,660)**	(103,533)
Recognised in profit or loss	**(31,943)**	**(11,127)**
Property, plant and equipment	**(47,916)**	**(937)**
Provisions, including rehabilitation provision	**13,023**	**(7,778)**
Other temporary differences	**2,950**	**(2,412)**
Closing balance	**(146,603)**	**(114,660)**

(a) Includes the temporary differences on the finance lease obligation

The group provides for deferred tax at the rates which are expected to apply for temporary differences. The group uses the expected average effective tax rates, resulting from the mining tax formula for mining income based on forecasts per individual entity.

Deferred tax assets have not been recognised in respect of tax losses of R46.3 million (2014: R38.6 million), unredeemed capital expenditure of R275.6 million (2014: R292.0 million) and capital losses of R271.1 million (2014: R260.0 million).

20. LOANS AND BORROWINGS

	2015 R'000	2014 R'000
Unsecured		
Domestic Medium Term Note Programme	23,096	148,695
	23,096	148,695
Less: payable within one year included under current liabilities	(23,096)	(73,195)
	-	75,500

Effective interest rates:		
Domestic Medium Term Note Programme	**10.8%-11.1%**	**8.9%-10.6%**

During June 2012, the group entered into a Domestic Medium Term Note Programme ("DMTN Programme") with ABSA Capital, a division of ABSA Bank Limited, under which DRDGOLD may from time to time issue notes and R165 million was raised in total during July 2012 and September 2012. The different notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three-month Johannesburg Inter-bank Acceptance Rate ("JIBAR") plus a margin ranging from 4% to 5% a year.

The DMTN Programme is unsecured but does have certain covenants attached to it regarding acquiring additional indebtedness, significant disposal of assets and in the form of a guarantor coverage threshold. On July 3, 2015, DRDGOLD repaid R23.1 million including capital and interest.

21. FINANCE LEASE OBLIGATION

	2015 R'000	2014 R'000
Secured		
Aggreko Energy Rental Proprietary Limited	21,161	-
	21,161	-
Less: payable within one year included under current liabilities	(2,000)	-
	19,161	-

During the year ended June 30, 2015, Ergo entered into an agreement with Aggreko Energy Rental Proprietary Limited for the supply of temporary power generation through the provision of specified temporary power generation equipment and services.

The finance lease is secured by power generation equipment with a carrying value of R22.6 million at June 30, 2015. The finance lease has an effective interest rate of 17.9% and Ergo has the option to acquire the temporary power generation equipment at the end of the 5 year lease for approximately R9.9 million. Contingent rentals are payable for usage of the equipment in excess of the usage inclusive in the minimum lease payments.

Finance lease liabilities are payable as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments	
	2015 R'000	2014 R'000	2015 R'000	2014 R'000	2015 R'000	2014 R'000
Less than 1 year	5,304	-	3,304	-	2,000	-
Between 1 and 5 years	27,105	-	7.944	-	19,161	-
More than five years	-	-	-	-	-	-
Total	**32,409**	**-**	**11,248**	**-**	**21,161**	**-**

22. CASH GENERATED BY OPERATIONS

	2015 **R'000**	**2014** **R'000**	**2013** **R'000**
Profit/(loss) before taxation	**96,795**	**(37,175)**	158,586
Adjusted for:			
Depreciation	**193,301**	**159,999**	143,766
Movement in provision for environmental rehabilitation	**(20,443)**	**(86,605)**	15,334
Movement in gold in process	**(20,557)**	**8,828**	(17,727)
Impairments	**6,689**	**56,591**	187,866
Profit on disposal of property, plant and equipment	**(13,166)**	**(992)**	(19,267)
Share-based payments expense	**1,753**	**3,341**	4,515
Reversal of impairment on trade receivables	**(74)**	**(2,172)**	(1,412)
Post-retirement and other employee benefits	**367**	**335**	350
Share of losses of equity accounted investments	**-**	**313**	50,135
Dividends received	**-**	**-**	(32,470)
Finance income	**(51,497)**	**(27,980)**	(33,522)
Finance expenses	**49,603**	**52,295**	41,975
Operating cash flows before working capital changes	**242,771**	**126,778**	498,129
Working capital changes	**42,426**	**(39,394)**	(55,808)
Change in trade and other receivables	**1,926**	**(15,233)**	(18,852)
Change in inventories	**(984)**	**(17,170)**	(19,510)
Change in trade and other payables	**41,484**	**(6,991)**	(17,446)
Cash generated by operations	**285,197**	**87,384**	442,321

	2015 R'000	2014 R'000
23. CASH AND CASH EQUIVALENTS		
Bank balances	**103,888**	**39,683**
Call deposits	**220,487**	**169,249**
	324,375	**208,932**

Included in cash and cash equivalents is restricted cash of R14.3 million (2014: R13.5 million) in the form of a guarantee and R11.4 million (June 30, 2014: nil) relating to cash held in escrow relating to the electricity dispute with Ekurhuleni Metropolitan Municipality discussed under Note 24.

An overdraft facility of R100 million is available to the group.

	2015 R'000	2014 R'000
24. COMMITMENTS AND CONTINGENT LIABILITIES		
Capital commitments		
Contracted for but not provided for in the financial statements	**10,119**	**3,255**
Authorized by the directors but not contracted for	**67,555**	**32,979**
	77,674	**36,234**

Operating lease commitments
The company leased its office building in terms of an operating lease up to June 30, 2015. The lease agreement included an escalation of 8% per annum and did not include an option to acquire the building at the termination of the lease. The lease was not renewed on its expiry.

Ergo leases its vehicles under various operating leases. There is an average escalation of 2.5% per annum imposed by these lease agreements.

The future minimum lease payments under non-cancellable operating leases are as follows:		
Not later than 1 year	**1,068**	**2,110**
Between 1 and 5 years	**1,313**	**1,780**

24. COMMITMENTS AND CONTINGENT LIABILITIES *(continued)*

Contingent liabilities

Environmental

At Durban Roodepoort Deep mine, rehabilitation and other responsibilities like the National Nuclear Regulator Certificate of Registration requirements have been taken over by DRD Proprietary Limited (a subsidiary of Mintails South Africa Proprietary Limited ("Mintails SA"). A liability transfer on the prescribed form in terms of section 43(2) of the MRPDA was submitted to the DMR in July 2010. The DRD Village was sold to a property developer (Dino Properties Proprietary Limited ("Dino Properties"). The DRD Village was registered at the Deed Office into the name of Dino Properties on 16 October 2012. The legal transfer of the liability would be dependent on the DMR's assessment of *inter alia* Mintail SA's financial capability. DRDGOLD therefore still has a contingent liability until such legal transfer is effected, amounting to R63.4 million less the trust fund amount of R28.5 million. We are still awaiting approval of the transfer of environmental liabilities from the DMR.

Mine residue deposits may have a potential pollution impact on ground water through seepage. The group has taken certain preventative actions as well as remedial actions in an attempt to minimise the group's exposure and environmental contamination. The flooding of the western and central basins have the potential to cause pollution due to Acid Mine Drainage ("AMD") contaminating the ground water. The government has appointed Trans-Caledon Tunnel Authority ("TCTA") to construct a partial treatment plant to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant since August 2014 has been co-disposed onto the Brakpan Tailings Storage facility. Partially treated water has been discharged by TCTA into the Elsburg Spruit.

While these heads of agreement should not be seen as an unqualified endorsement of the state's AMD solution, and do not affect our right to either challenge future directives or to implement our own initiatives should it become necessary, they are an encouraging development. Through this agreement Ergo also secured the right to purchase up to 30 ML of partially treated AMD from TCTA at cost, in order to reduce Ergo's reliance on potable water for mining and processing purposes. However, due to the high sulphate levels contained in the treated water, Ergo will limit the use of this water to 10ML per day.

DRDGOLD, through its participation in the Western Utilities Corporation initiative, provided the government with a solution for a sustainable longterm solution to AMD. This solution would have been at no cost to the mines and government. In view of the limitation of current information for the accurate estimation of a potential liability, no reliable estimate can be made for the possible obligation.

Occupational health - Silicosis

In January 2013, DRDGOLD, ERPM ("the Companies") and 23 other mining companies ("the Respondents") were served with a court application for a class action issued in the South Gauteng High Court by alleged former mineworkers and dependants of deceased mineworkers. In the pending application the applicants allege that the Companies and the Respondents conducted underground mining operations in such a negligent manner that the former mineworkers contracted silicosis. The applicants have not yet quantified the amounts which they would like the Respondents to pay as damages.

The Companies have instructed Malan Scholes Attorneys to defend the case. The Companies are currently gathering information in preparation for the matter. An answering affidavit opposing the application for the certification of a class action was filed with the High Court on 24 June 2014. The hearing in respect of the certification of a class action is scheduled to be heard during October 2015.

Taking into account that the silicosis claim is still at certification stage and should anyone bring similar claims against the Companies in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Companies and that it was contracted due to negligence on the Companies' part. The link between the cause negligence by the Companies (while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to the costs the Companies would incur in the future and due to the uncertainty of the outcome of these claims, no reliable estimation can be made for the possible liability.

24. COMMITMENTS AND CONTINGENT LIABILITIES *(continued)*

Contingent liabilities *(continued)*

Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute
In December 2014, an application (in the South Gauteng High Court) was filed and served on *inter alia* the Ekurhuleni Metropolitan Municipality ("Municipality") and Eskom Holdings SOC Limited in terms of which Ergo contends, amongst other things, that the Municipality does not "supply" electricity to Ergo from a "supply main" as contemplated in the Municipality's Electricity By-Laws of 2002. The Municipality is not licensed to supply electricity to Ergo in terms of the Municipality's Temporary Distribution Licence. The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation. The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate. Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption, therefore, as determined by Eskom on a monthly basis. The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the *bona fide* and reasonable belief that the Municipality was competent to supply electricity to it.

Subsequent to December 2014 up to June 30, 2015, the Municipality has invoiced Ergo for approximately R13.4 million in surcharges of which R11.4 million has been paid into an attorney's trust account at June 30, 2015 pending the final determination of the dispute.

Ekurhuleni rates and taxes dispute
 The Municipality has brought an action against ERPM claiming an amount of R43 million in respect of outstanding rates and taxes which are allegedly owing. ERPM has employed experts to investigate the allegations and believes that this claim is unfounded. ERPM is defending this action on the belief that there are sufficient defences to repel the claim, therefore an outflow of resources is remote. At June 30, 2015, the difference between the amount claimed by the municipality and the amount accepted by ERPM as due has increased to R60 million resulting from subsequent invoices.

25. FINANCIAL INSTRUMENTS

Overview
The group has exposure to credit risk, liquidity risk, as well as other market risks from its use of financial instruments. This note presents information about the group's exposure to each of the above risks as well as the group's objectives and policies and processes for measuring and managing risk. The group's management of capital is disclosed in note 27. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework
The board of directors ("Board") has overall responsibility for the establishment and oversight of the group's risk management framework. The Board has established the Audit and Risk Committee, which is responsible for developing and monitoring the group's risk management policies. The committee reports regularly to the Board on its activities.

The group's risk management policies are established to identify and analyse the risks faced by the group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes to market conditions and the group's activities. The group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit and Risk Committee oversees how management monitors compliance with the group's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the group. The Audit and Risk Committee is assisted in its oversight role by the internal audit function. The internal audit function undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit and Risk Committee.

CREDIT RISK

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the group's receivables from customers and investment securities.

The group's financial instruments do not represent a concentration of credit risk, because the group deals with a variety of major banks and financial institutions located in South Africa after evaluating the credit ratings of the representative financial institutions. Furthermore, its trade receivables and loans are regularly monitored and assessed for recoverability. Where it is appropriate an impairment loss is raised.

In addition, the group's operations all deliver their gold to Rand Refinery which refines the gold to saleable purity levels and then sells the gold, on behalf of the South African operations, on the bullion market. The gold is usually sold by Rand Refinery on the same day as it is delivered and settlement is made within two days.

25. FINANCIAL INSTRUMENTS *(continued)*

CREDIT RISK *(continued)*

The following represents the maximum exposure to credit risk for all financial assets at June 30:

	Carrying value 2015 R'000	Carrying value 2014 R'000
Listed investments (refer note 10)	**3,226**	34,097
Unlisted investments (refer note 10)	**159**	171
Loans to black empowerment entities (refer note 10)	**2,496**	2,592
Investments in environmental rehabilitation trust funds (refer note 10)	**87,917**	82,848
Trade and other receivables (refer note 14)	**66,792**	75,826
Cash and cash equivalents	**324,375**	208,932
	484,965	404,466

The following represents the maximum exposure to credit risk for trade and other receivables at June 30:

	Carrying value 2015 R'000	Carrying value 2014 R'000
Trade receivables (gold) (refer note 14)	**43,002**	25,630
Receivables from related parties (refer note 14)	**2,804**	2,992
Other receivables, including disposal of property debtors (refer note 14)	**20,986**	47,204
	66,792	75,826

The ageing of trade and other receivables at June 30:

	Gross value 2015 R'000	Impair-ment 2015 R'000	Gross value 2014 R'000	Impair-ment 2014 R'000
Not past due	53,630	(14)	72,693	(31)
Past due 0-30 days	1,149	(55)	2,017	(128)
Past due 31-120 days	2,754	(1,105)	770	(522)
Past due more than 120 days	15,724	(5,291)	7,327	(6,300)
	73,257	(6,465)	82,807	(6,981)

Impairments were raised due to the uncertainty around the recoverability and timing of the cash flows.

Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	Impairment 2015 R'000	Impairment 2014 R'000
Balance at July 1	**(6,981)**	(6,360)
Impairment reversed/(recognized)	**74**	(621)
Bad debt written off against related receivable	**442**	-
Balance at June 30	**(6,465)**	(6,981)

The group has no significant concentration of credit risk as the majority of the group's receivables are from debtors with a good track record.

25. FINANCIAL INSTRUMENTS *(continued)*

MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the group's income or the value of its holding of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimising returns.

Commodity risk and price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold which is predominantly sold in US Dollars. DRDGOLD does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.

A change of 10% in the Rand gold price at the reporting date would have increased/ (decreased) equity and profit/ (loss) by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2014 and excludes income tax.

	Equity and profit or (loss)			
	2015		2014	
	10% increase R'000	10% decrease R'000	10% increase R'000	10% decrease R'000
June 30				
Gold and silver revenue	210,530	(210,530)	180,943	(180,943)
Cashflow sensitivity	210,530	(210,530)	180,943	(180,943)

25. FINANCIAL INSTRUMENTS *(continued)*

MARKET RISK *(continued)*

Interest rate risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risks. In the ordinary course of business, the group receives cash from its operations and is obliged to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. Funding deficits for the group's mining operations have been financed through the issue of additional shares and external borrowings. Lower interest rates result in lower returns on investments and deposits and also may have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.

The following represents the interest rate risk profile for the group's interest-bearing financial instruments:

	Carrying value 2015 R'000	Carrying value 2014 R'000
Variable interest rate instruments		
Financial assets	**412,292**	291,780
Financial liabilities	**(44,257)**	(148,695)
	368,035	143,085

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2014 and excludes income tax.

	Equity and profit or (loss)			
	2015		2014	
June 30	100 bp increase R'000	100 bp decrease R'000	100 bp increase R'000	100 bp decrease R'000
Variable interest rate instruments	**3,680**	**(3,680)**	**1,431**	**(1,431)**
Cashflow sensitivity	**3,680**	**(3,680)**	**1,431**	**(1,431)**

25. FINANCIAL INSTRUMENTS *(continued)*

MARKET RISK *(continued)*

Foreign currency risk

The group's reporting currency is the South African Rand. Although gold is sold in US Dollars, the group is obliged to convert this into South African Rand. The company is thus exposed to fluctuations in the US Dollar/South African Rand exchange rate. The company conducted its operations in South Africa during the current year. Foreign exchange fluctuations affect the cash flow that it will realise from its operations as gold is sold in US Dollars, while production costs are incurred primarily in South African Rands. The company's results are positively affected when the US Dollar strengthens against the Rand and adversely affected when the US Dollar weakens against the Rand. The group does not hedge against foreign currency fluctuations and considers the risk to be low due to foreign currency normally being disposed of on the same day.

The following significant exchange rates applied during the year:

	Spot rate at year end		Average rate	
June 30	**2015**	**2014**	**2015**	**2014**
1 US Dollar	**12.1649**	**10.5784**	**11.4475**	**10.3706**

The following represents the exposure to foreign currency risks:

	2015	**2014**
June 30	**USD'000**	**USD'000**
Trade and other receivables	**3,535**	**2,423**
Net statement of financial position exposure	**3,535**	**2,423**

Sensitivity analysis

A 10 percent strengthening of the Rand against the currencies mentioned at June 30, would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014. A 10% weakening of the rand against the above currencies at June 30, would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

	Impact	
	2015	**2014**
June 30	**R'000**	**R'000**
Equity	**(4,300)**	(2,563)
Loss	**(4,300)**	(2,563)

25. FINANCIAL INSTRUMENTS *(continued)*

MARKET RISK *(continued)*

Other market price risk

Equity price risk arises from available-for-sale equity securities fair value adjustments accounted for in other comprehensive income. Investments within the portfolio are managed on an individual basis.

The following table represents the carrying amounts and net gain/ (loss), finance income and finance expense recognised in profit or loss and/or equity as well as other comprehensive income per category of financial instruments at June 30:

2015	**Carrying value R'000**	**Profit / (loss) R'000**	**OCI R'000**	**Total equity R'000**
Financial assets				
Available-for-sale financial assets	**3,385**	**16,261**	**(757)**	**15,504**
Loans and receivables	**481,580**	**18,754**	**-**	**18,754**
	484,965	**35,015**	**(757)**	**34,258**
Financial liabilities				
Financial liabilities measured at amortized cost	**256,130**	**(10,612)**	**-**	**(10,612)**
	256,130	**(10,612)**	**-**	**(10,612)**

2014	**Carrying value R'000**	**Profit / (loss) R'000**	**OCI R'000**	**Total equity R'000**
Financial assets				
Available-for-sale financial assets	34,268	(46,914)	(51,626)	(98,540)
Loans and receivables	370,198	20,358	-	20,358
	404,466	(26,556)	(51,626)	(78,182)
Financial liabilities				
Financial liabilities measured at amortized cost	330,831	(14,276)	-	(14,276)
	330,831	(14,276)	-	(14,276)

25. FINANCIAL INSTRUMENTS *(continued)*

LIQUIDITY RISK

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due. The group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the group's reputation.

The group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted such as natural disasters.

Unless otherwise stated the following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Carrying amount R'000	Contractual cash flows R'000	6 months or less R'000	6 - 12 months R'000	2 - 5 years R'000
June 30, 2015					
Loans and borrowings	**23,096**	**(23,096)**	**(23,096)**	**-**	**-**
Finance lease obligation	**21,161**	**(32,409)**	**(2,652)**	**(2,652)**	**(27,105)**
Trade and other payables	**211,873**	**(211,873)**	**(211,873)**	**-**	**-**
	256,130	**(267,379)**	**(237,621)**	**(2,652)**	**(27,105)**
June 30, 2014					
Loans and borrowings	148,695	(156,863)	(75,358)	(4,000)	(77,505)
Trade and other payables	182,136	(182,136)	(182,136)	-	-
	330,831	(338,999)	(257,494)	(4,000)	(77,505)

25. FINANCIAL INSTRUMENTS *(continued)*

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table represents the carrying amounts and fair values of the group's financial instruments at June 30:

The classification of the group's financial instruments are discussed on page F-53.

	Carrying value	Fair value	Carrying value	Fair value
	2015	**2015**	**2014**	**2014**
	R'000	**R'000**	**R'000**	**R'000**
Financial assets measured at fair value	**3,385**	**3,385**	34,268	34,268
Listed investments (refer note 10)	**3,226**	**3,226**	34,097	34,097
Unlisted investments (refer note 10)	**159**	**159**	171	171
Financial assets not measured at fair value	**481,580**	**481,580**	370,198	370,198
Loans to black empowerment entities (refer note 10)	**2,496**	**2,496**	2,592	2,592
Investments in environmental rehabilitation trust funds (refer note 10)	**87,917**	**87,917**	82,848	82,848
Trade and other receivables (refer note 14)	**66,792**	**66,792**	75,826	75,826
Cash and cash equivalents	**324,375**	**324,375**	208,932	208,932
	484,965	**484,965**	404,466	404,466
Financial liabilities not measured at fair value	**256,130**	**256,130**	330,831	330,831
Loans and borrowings (refer note 20)				
– non-current	**-**	**-**	75,500	75,500
– current	**23,096**	**23,096**	73,195	73,195
Finance lease obligations (refer note 21)				
– non-current	**19,161**	**19,161**	-	-
– current	**2,000**	**2,000**	-	-
Trade and other payables	**211,873**	**211,873**	182,136	182,136
	256,130	**256,130**	330,831	330,831

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Financial instruments measured at fair value
The financial instruments measured at fair value are measured using the following valuation methodologies.

Listed investments
The fair value of listed investments are determined by reference to published price quotations from recognised securities exchanges and adjusted with a discount factor for any liquidity constraints where appropriate.

Unlisted investments
The valuations are based on the net asset values of these investments and constitute the investments' fair value as most of the assets in these investment companies are carried at fair value. The valuations have been compared to information available in the market regarding other market participants' view on the value of the underlying investment.

Financial instruments measured at amortised cost

The group applied the discounted cash flow valuation technique in the measurement of loans and receivables as well as financial liabilities measured at amortised cost. No significant unobservable inputs are used in this measurement.

Loans to black empowerment entities
The fair value of these loans cannot be reliably estimated due to the unavailability of market information.

Inter-company loans
The fair value of these loans cannot be reliably estimated and are therefore carried at amortised cost.

25. FINANCIAL INSTRUMENTS *(continued)*

FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

Financial instruments measured at amortised cost (continued)

Cash and cash equivalents and investments in environmental trust funds
The carrying value of cash and cash equivalents approximates their fair value due to the short-term maturity of these deposits. The carrying value of the environmental trust funds approximate their fair value due to these investments being cash in nature.

Trade and other receivables
The fair value approximates the carrying value due to their short-term maturities.

Loans and borrowings
The loan bears interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. Fair value is calculated by reference to quoted prices for floating interest instruments.

Trade and other payables
The fair value approximates the carrying value due to their short-term maturities.

FAIR VALUE HIERARCHY

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:
-   Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
-   Level 2: inputs other than quoted prices included within Level 1 that are observed for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-   Level 3: inputs for the asset or liability that are not based on observed market data (unobserved inputs).

	Level 1	Level 2	Level 3	Total
	R'000	R'000	R'000	R'000
June 30, 2015				
Available-for-sale financial assets				
Listed investments	3,226	-	-	3,226
Unlisted investments	-	-	159	159
	3,226	-	159	3,385
June 30, 2014				
Available-for-sale financial assets				
Listed investments	30,079	4,000	-	34,097
Unlisted investments	-	-	171	171
	30,079	4,000	171	34,268

The group applied the following unobservable inputs in the measurement of the fair value of Level 2 and Level 3 financial instruments:

	2015	2014
Level 2		
Discount rate	-	50%
Constraints on liquidity resulting from escrow agreement (refer note 10)		
Level 3		
Other inputs	-	Refer note 4

25. FINANCIAL INSTRUMENTS *(continued)*

FAIR VALUE HIERARCHY *(continued)*

Reconciliation of fair value measurements in Level 2 and Level 3 during the year:

	2015		2014	
	Level 2 **R'000**	**Level 3** **R'000**	**Level 2** **R'000**	**Level 3** **R'000**
Available-for-sale financial assets				
Balance at beginning of year	**4,000**	**171**	**4,500**	**93,484**
Acquired during the year	**-**	**-**	**-**	**7**
Fair value adjustment	**2,425**	**-**	**200**	**(53,140)**
Impairment	**(300)**	**-**	**(700)**	**(40,180)**
Disposed	**(6,125)**	**(12)**		
Balance at end of year	**-**	**159**	**4,000**	**171**
Fair value adjustment reclassified to profit or loss	**2,625**			
Impairment recognized in profit or loss	**(300)**	**-**	**(700)**	**(40,180)**
Gain/(loss) recognized in other comprehensive income	**(200)**	**-**	**200**	**(53,140)**
Fair value adjustment recognized in other comprehensive income	**2,425**	**-**	**200**	**(53,140)**
Impairment released to profit or loss	**(2,625)**	**-**	**-**	**-**
	2,125	**-**	**(500)**	**(93,320)**

The gain or loss on the fair value adjustment is recognized in other comprehensive income net of deferred tax.

The available-for-sale financial assets Level 2 comprises investments in listed shares which are held in escrow (refer note 10). The available-for-sale financial assets Level 3 comprises investments in unlisted shares for which no reasonable alternative measure for fair value is available. Therefore no sensitivity analysis has been prepared.

26. RELATED PARTY TRANSACTIONS

	2015 **R'000**	**2014** **R'000**	**2013** **R'000**
Key management personnel remuneration			
Short-term benefits			
Salaries, bonuses and performance payments	**54,496**	**68,939**	76,405
Long service awards			
Share-based payment expense	**1,753**	**3,341**	4,515
Post-retirement medical benefits	**304**	**261**	282
	56,553	**72,541**	81,202
Directors' remuneration			
Short-term benefits			
Salaries, bonuses and performance payments	**13,787**	**14,736**	16,627
Long service awards			
Share option scheme gains	**-**	**308**	4,937
Post-retirement medical benefits	**-**	**-**	-
	13,787	**15,044**	21,564

The group has related party relationships with its subsidiaries, equity accounted investments and with its directors and key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director (whether executive or otherwise) of the company. During FY2015, nil (2014: nil and 2013: 62,614) treasury shares were used to settle share options exercised by key management personnel.

26. RELATED PARTY TRANSACTIONS *(continued)*

Post-retirement medical benefits and long-term employee incentive scheme balances for key management personnel as at June 30, 2015 amounts to R7.6 million (2014: R6.7 million and 2013: R6.3 million) and R4.2 million (2014: R4.6 million and 2013: R3.3 million), respectively.

Prior to the awarding of a contract to a related party for the supply of goods and services the group procurement manager reviews both the pricing, quality and the reliability of that party. The contract terms are compared to similar suppliers of goods and services to ensure that the contract is on market related terms.

The company's executive directors review the terms and conditions of all loans to ensure that the terms of the loans are similar to those offered by financial institutions.

TRANSACTIONS WITH SUBSIDIARIES AND EQUITY ACCOUNTED INVESTMENTS

Balances outstanding at June 30, 2015
• Subsidiaries (refer note 11)
• Equity accounted investments including associates and joint ventures (refer note 12).

Transactions during the year:
During FY2015, DRDGOLD earned:
• management fees from Ergo Mining Operations Proprietary Limited (EMO) amounting to R10.6 million (2014: R21.9 million and 2013: R25.1 million);
• interest from EMO amounting to R30.7 million (2014: R30.3 million and 2013: R23.0 million) and from Ergo Mining Proprietary Limited amounting to R31.3 million (2014: R28.5 million and 2013: R32.2 million), respectively.

During FY2015, EMO disposed of nil (2014: 50 000, 2013: nil) ordinary shares in the company (held as treasury shares for consolidation purposes) to D J Pretorius as a mining right conversion bonus as required by his employment contract. As at June 30, 2015, EMO held 6,155,559 (2014: 6,155,559 and 2013: 6,205,559) treasury shares.

TRANSACTIONS WITH OTHER ENTITIES IN WHICH AN OWNERSHIP INTEREST IS HELD

Guardrisk Insurance Company Limited (Guard Risk)
During the year ended June 30, 2015, Ergo paid fees to the Guardrisk Cell Captive relating to the environmental guarantees issued by Guardrisk to the DMR as outlined on note 17 amounting to R9.9 million (2014: nil), which included a R0.8 million contribution (refer note 10).

Rand Refinery Proprietary Limited (Rand Refinery)
The group has entered into an agreement with Rand Refinery Limited ("Rand Refinery"), for the refining and sale of all of its gold produced in South Africa. Under the agreement, Rand Refinery performs the final refining of the group's gold and casts it into troy ounce bars. Rand Refinery then sells the gold on the same day as delivery, for the London afternoon fixed price on the day the gold is sold. In exchange for this service, the group pays Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. Mr Gwebu, who held the position of executive: legal, compliance and company secretary of DRDGOLD up to December 31, 2014, was a director of Rand Refinery, a member of its Remuneration Committee and chairman of the Social and Ethics Committee until September 5, 2014 when he resigned as director. Mr Charles Symons has been appointed to replace him as director of Rand Refinery effective September 5, 2014. Mr Mark Burrell who is the financial director of Ergo is an alternate director of Rand Refinery and a member of Rand Refinery's Audit Committee.

• The group currently owns shares in Rand Refinery (which is jointly owned by South African mining companies) (refer note 10);
• Trade receivables to the amount of R43.0 million (2014: R25.6 million) relate to metals sold;
• The group received a dividend of Rnil (2014: nil, 2013: R6.8 million) from Rand Refinery.

CONSULTANCY AGREEMENT
On June 23, 2008, EMO approved a consultancy agreement with Khumo Gold, which owned 20% of EMO. The agreement provides for a monthly retainer of R0.3 million (2014: R0.3 million, 2013: R0.2 million).

SALE OF SHARES
During the year ended June 30, 2015, DRDGOLD acquired the 20% and 6% interest in the issued share capital of EMO held by Khumo and the Empowerment Trust respectively (refer note 16.2).

27. CAPITAL MANAGEMENT

The primary objective of the board in managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimizes the cost of capital, maximizes shareholders' returns, and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year. The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The board monitors the return on capital, which the group defines as net operating income divided by total shareholders' equity, excluding non-redeemable preference shares and non-controlling interest from continuing operations, and seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The board decides the level of dividends to ordinary shareholders.

The group's net liabilities and total equity or capital, as at June 30 was as follows:

	2015 R'000	2014 R'000
Total liabilities	**973,114**	959,535
Less: Cash and cash equivalents	**(324,375)**	(208,932)
Net liabilities	**648,739**	750,603
Total equity	**1,529,924**	1,481,211

ITEM 19. EXHIBITS

The following exhibits are filed as a part of this Annual Report:

1.1[(1)]	Memorandum of Association of DRDGOLD Limited.
1.2[(7)]	Articles of Association of DRDGOLD Limited, as amended on November 8, 2002.
1.3[(1)]	Excerpts of relevant provisions of the South African Companies Act.
1.4[(2)]	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
1.5[(13)]	Memorandum of Incorporation, as amended on November 30, 2012.
2.1[(1)]	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2[(5)]	Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated November 12, 2002.
4.1[(3)]	Deposit Agreement among DRDGOLD Limited, The Bank of New York Mellon as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007.
4.2[(4)]	Form of Non-Executive Employment Agreement.
4.3[(4)]	Form of Executive Employment Agreement.
4.4[(5)]	Agreement between DRDGOLD Limited and Rand Refinery Limited, dated October 12, 2001.
4.5[(6)]	Term Sheet concluded between DRDGOLD Limited and Khumo Bathong Holdings Proprietary Limited (KBH), dated July 6, 2005.
4.6[(6)]	Option Agreement entered into by and between DRDGOLD Limited and M5 Developments Proprietary Limited, dated July 21, 2005.
4.7[(7)]	Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations Proprietary Limited, dated November 9, 2005.
4.8[(7)]	Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African Operations Proprietary Limited, dated November 14, 2005.
4.9[(7)]	Subscription Agreement between DRDGOLD South African Operations Proprietary Limited and Khumo Gold SPV Proprietary Limited, dated November 18, 2005.
4.10[(7)]	Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited, dated November 18, 2005.
4.11[(7)]	Cession Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and Khumo Bathong Holdings Proprietary Limited, dated November 18, 2005.
4.12[(7)]	Option Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and DRDGOLD South African Operations Proprietary Limited, dated November 18, 2005.
4.13[(7)]	Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and East Rand Proprietary Mines Limited, dated November 18, 2005.
4.14[(7)]	Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 18, 2005.
4.15[(7)]	Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and Crown Gold Recoveries Proprietary Limited, dated November 18, 2005.
4.16[(7)]	Shareholders' Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and DRDGOLD South African Operations Proprietary Limited, dated November 24, 2005.
4.17[(8)]	Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV Proprietary Limited and the Trustees for the time being of the DRDSA Empowerment Trust dated October 10, 2006.
4.18[(8)]	Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited dated October 24, 2006.
4.19[(8)]	Three Class B Preference Share Subscription Agreements between Khumo Gold SPV Proprietary Limited and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries Proprietary Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.20[(8)]	Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA Empowerment Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries Proprietary Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.21[(9)]	Third Addendum to Memorandum of Agreement between AngloGold Ashanti Limited ("AGA"), Ergo Mining Proprietary Limited (formerly called Friedshelf 849 Proprietary Limited) ("Ergo"), DRDGOLD South African Operations Proprietary ("DRDGOLD SA") Mintails South Africa Proprietary Limited dated November 14, 2007.
4.22[(9)]	Fifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited ("AGA"), Ergo Mining Proprietary Limited (formerly called Friedshelf 849 Proprietary Limited ("Ergo"), DRDGOLD South African Operations Proprietary ("DRDGOLD SA") Mintails South Africa Proprietary Limited dated May 22, 2008.
4.23[(9)]	Mining User Contract between Crown Gold Recoveries Proprietary Limited ("Crown"), East Rand Proprietary Mines Limited ("ERPM"), Elsburg Gold Mining Joint Venture ("Elsburg JV"), Ergo Mining Proprietary Limited ("Ergo"), Ergo Uranium Proprietary Limited ("Ergo Uranium") and Mogale Gold Proprietary Limited ("Mogale Gold") dated August 15, 2008
4.24[(9)]	Ergo Uranium Sale Agreement of Brakpan Plants to Ergo Mining between Ergo Uranium Proprietary Limited ("Ergo Uranium") and Ergo Mining Proprietary Limited ("Ergo") dated August 15, 2008.

4.25(9)	Ergo Mining Shareholders' Agreement between Crown Gold Recoveries Proprietary Limited ("Crown") and Ergo Uranium Proprietary Limited ("Ergo Uranium") dated August 15, 2008.
4.26(9)	Elsburg Gold Mining Joint Venture ("Elsburg JV") Agreement between East Rand Proprietary Mines Limited ("ERPM") and Mogale Gold Proprietary Limited ("Mogale Gold") dated August 15, 2008.
4.27(9)	Mogale Sale of Part Venture Interest in the Elsburg Gold Mining Joint Venture ("Elsburg JV") between East Rand Proprietary Mines Limited ("ERPM") and Mogale Gold Proprietary Limited ("Mogale Gold") dated September 29, 2008.
4.28(10)	Heads of Agreement entered into by Mintails Limited, Mogale Gold Proprietary Limited ("Mogale Gold"), Ergo Mining Proprietary Limited ("Ergo Joint Venture"), DRDGOLD Limited ("DRDGOLD") and East Rand Proprietary Mines Limited ("ERPM"), dated December 8, 2008.
4.29(10)	Loan Facility entered into by Mintails South Africa Proprietary Limited ("Borrower"), DRDGOLD Limited ("Lender"), Mintails Limited ("Borrower's Guarantor"), Mogale Gold Proprietary Limited (Mogale Gold") Ergo Uranium Proprietary Limited ("Ergo Uranium") dated December 8, 2008.
4.30(10)	Subscription and shareholders' Agreement entered into by Mintails SA Proprietary Limited ("Mintails SA"), Witfontein Mining Proprietary Limited ("Witfontein") and Argonaut Financial Services Proprietary Limited ("Argonaut") dated December 9, 2008.
4.31(10)	Facility Agreement between Investec Bank limited ("the Lender") and DRDGOLD Limited ("the Borrower") dated March 31, 2009.
4.32(11)	Final Heads of Agreement between Chizim Investments (Pvt) Limited ("Chizim") and DRDGOLD Limited ("DRDGOLD") dated December 9, 2009.
4.33(11)	Memorandum of Agreement between Ergo Uranium Proprietary Limited ("Ergo Uranium") and East Rand Proprietary Mines Limited ("ERPM") dated January 21, 2010.
4.34(11)	Heads of Agreement between East Rand Proprietary Mines Limited ("ERPM") and Aurora Empowerment System Proprietary Limited ("Aurora") dated January 22, 2010.
4.35(11)	Domestic Medium Term Note Programme ("Programme") entered into by DRDGOLD South African Operations Proprietary Limited ("Issuer") and DRDGOLD Limited ("guarantor') dated September 30 2010.
4.36(12)	Domestic Medium Term Note) and High Yield Programme ("DMTN Programme") Agreement entered into by DRDGOLD Limited ("Issuer") Crown Gold Recoveries Proprietary Limited ("Crown Gold"), East Rand Proprietary Mines Limited ("ERPM"), Ergo Mining Operations Proprietary Limited ("EMO"))and ABSA Bank Limited ("ABSA")) dated June 30, 2012.
4.37(12)	Sale of Shares and Claims Agreement entered into by Village Main Reef Limited ("Village"), DRDGOLD Limited ("DRDGOLD") ("Seller"), Business Venture Investments No 1557 Proprietary Limited ("Purchaser") and Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") dated February 11, 2012.
4.38(12)	Sale of Interest Agreement between DRDGOLD Limited ("DRDGOLD") and Ergo Mining Proprietary Limited ("Ergo") dated June 29, 2012.
4.39(13)	Heads of Agreement entered into by Trans-Caledon Tunnel Authority ("TCTA'), Ergo Mining Operations Proprietary Limited ("EMO"), East Rand Proprietary Mines Limited ("ERPM") and Crown Gold Recoveries Proprietary Limited ("CGR") (collectively CGR, EMO and ERPM are called "the Ergo Group") dated November 28, 2012.
4.40(14)	Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD") and Khumo Gold SPV Proprietary Limited ("Khumo") dated March 17, 2014.
4.41(14)	Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD") and DRDSA Empowerment Trust (the Trust) dated March 17, 2014.
4.42(15)	Settlement Agreement between DRDGOLD Limited ("DRDGOLD") and VMR Gold Investments 02 Proprietary Limited ("VMR Gold") dated May 28, 2015.
8.1(15)	List of Subsidiaries.
11.1(13)	Code of Ethics, as amended February 9, 2012.
12.1(15)	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2(15)	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1(15)	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2(15)	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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(1) Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.

(2) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.

(3) Incorporated by reference to Amendment No. 1 to our Registration Statement (File No. 333-140850) on Form F-6.

(4) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.

(5) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.

(6) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2005.

(7) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.

(8) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007.

(9) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2008.

(10) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2009.

(11) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2010.

(12) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2012.

[13] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2013.
[14] Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2014.
[15] Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By: <u>/s/ D.J. Pretorius</u>
        D.J. Pretorius
        Chief Executive Officer

By: <u>/s/ A.J. Davel</u>
        A.J. Davel
        Chief Financial Officer

Date: October 30, 2015